================================================================================


                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of November, 2004


                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
                 (Translation of registrant's name into English)

                400 GODIN AVENUE, VANIER, QUEBEC, CANADA G1M 2K2
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


                  Form 20-F     [X]             Form 40-F       [_]


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                  Yes           [_]             No              [X]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.


================================================================================

In November 2004, EXFO Electro-Optical Engineering Inc., a Canadian corporation, issued its annual report containing its annual audited financial statements and management's discussion and analysis thereof for its fiscal year ended August 31, 2004. At the same time, it also issued its notice of its annual and special shareholders' meeting, its form of proxy, its management proxy circular and a cover letter. This report on Form 6-K sets forth said documents.

The annual report containing the Corporation's annual audited financial statements and management's discussion and analysis for its fiscal year ended August 31, 2004, its notice of annual and special shareholders' meeting, its form of proxy, its management proxy circular and cover letter are hereby incorporated as documents by reference to Form F-3 (Registration Statement under the Securities Act of 1933) declared effective as of July 30, 2001 and to Form F-3 (Registration Statement under the Securities Act of 1933) declared effective as of March 11, 2002 and to amend certain material information as set forth in these two Form F-3 documents.

                                SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                            EXFO ELECTRO-OPTICAL ENGINEERING INC.


                            By: /s/ Germain Lamonde
                                ---------------------------------
                                Name:  Germain Lamonde
                                Title: President and Chief Executive Officer



Date:  November 29, 2004

                               2004 ANNUAL REPORT



                                                                            EXFO
                                                          EXPERTISE REACHING OUT

--------------------------------------------------------------------------------
CORPORATE PROFILE

EXFO is a recognized test and measurement expert in the global telecommunications industry through the design and manufacture of advanced and innovative solutions as well as best-in-class customer support. The Telecom Division, which represents our main business activity, offers fully integrated and complete test solutions to network service providers, system vendors and component manufacturers in approximately 70 countries. One of our strongest competitive advantages is our PC/Windows-based modular platforms that host a wide range of tests across optical, physical, data and network layers, while maximizing technology reuse across several market segments. The Photonics and Life Sciences Division mainly leverages core telecom technologies to offer value-added solutions in the life sciences, high precision assembly and research sectors. For more information about EXFO, visit www.exfo.com.
--------------------------------------------------------------------------------


--------------------------------------------------
TABLE OF CONTENTS

1       Financial Highlights
2       Letter to Shareholders
5       Corporate Highlights
6       Telecom Division
8       Photonics and Life Sciences Division
9       Management's Discussion and Analysis
24      Management's Report
24      Auditors' Report
25      Consolidated Financial Statements
29      Notes to Consolidated Financial Statements
49      Board of Directors
50      Management and Corporate Officers
51      Corporate Governance Practices
53      Glossary
54      Shareholder Information
55      Worldwide Offices
--------------------------------------------------


FORWARD-LOOKING STATEMENTS

This Annual Report may contain forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and we intend that such forward-looking statements be subject to the safe harbors created thereby. Forward-looking statements are statements other than historical information or statements of current condition. Words such as "may," "will," "expect," "believe," "anticipate," "intend," "could," "estimate" or "continue" or the negative or comparable terminology are intended to identify forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statements as a result of various factors, including economic uncertainty, capital spending in the telecommunications and high-tech industrial manufacturing sectors, fluctuating exchange rates and our ability to execute successfully in these uncertain conditions; the effects of the additional actions we have taken in response to such economic uncertainty (including workforce reductions, ability to quickly adapt cost structures to align with anticipated levels of business, ability to manage inventory levels to adapt to slowdowns); market acceptance of our new products and other upcoming new products; limited visibility with regards to customer orders and the timing of such orders; our ability to successfully integrate and run our acquired and to-be-acquired businesses; our ability to successfully realign our strategic business plan; the retention of key technical and management personnel; and future economic, competitive and market conditions. Assumptions relating to the foregoing involve judgments and risks, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Other risk factors that may affect our future performance and our operations are detailed in our Annual Report on Form 20-F and our other filings with the U.S. Securities and Exchange Commission and the Canadian securities commissions. Although we believe that the expectations reflected in the forward-looking statements are reasonable based on information currently available to us, we cannot assure you that the expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of the date of this document. We undertake no obligation to revise or update any of them to reflect events or circumstances after the date of this document.

TRADEMARKS AND LOGOS

EXFO and the EXFO logo are registered trademarks of EXFO Electro-Optical Engineering Inc. in Canada, the United States and/or other countries. Other EXFO product names or logos referenced in this document are either trademarks or registered trademarks of EXFO Electro-Optical Engineering Inc. or of its affiliated companies. All other product names and trademarks mentioned herein are trademarks of their respective owners. However, neither the presence nor absence of the identification symbols (R) or TM affects the legal status of any trademark.

All dollar amounts in this Annual Report are expressed in US dollars, except as otherwise noted.

--------------------------------------------------------------------------------
                                                   1 | 2004 Annual Report | EXFO

FINANCIAL HIGHLIGHTS

(in thousands of US dollars, except per share data)

----------------------------------------------------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF EARNINGS DATA                        2004          2003          2002          2001         2000
----------------------------------------------------------------------------------------------------------------------------
Sales                                                      $  74,630     $  61,930     $  68,330     $ 146,013     $ 71,639
----------------------------------------------------------------------------------------------------------------------------
Gross margin (1)                                           $  40,074     $  25,733     $  15,964     $  89,806     $ 46,254
                                                               53.7%         41.6%         23.4%         61.5%        64.6%
----------------------------------------------------------------------------------------------------------------------------
Gross research and development                             $  15,668     $  17,133     $  17,005     $  17,601     $  9,374
                                                               21.0%         27.7%         24.9%         12.1%        13.1%
----------------------------------------------------------------------------------------------------------------------------
Earnings (loss) from operations (2)                        $ (10,570)    $ (39,584)    $ (74,783)    $  14,507     $ 14,723
                                                              (14.1%)       (63.9%)      (109.4%)         9.9%        20.6%
----------------------------------------------------------------------------------------------------------------------------
Net earnings (loss)                                        $  (8,424)    $ (54,950)    $(308,524)    $ (15,294)    $  9,924
                                                              (11.3%)       (88.7%)      (451.5%)       (10.5%)       13.9%
----------------------------------------------------------------------------------------------------------------------------
Basic and diluted net earnings (loss) per share            $   (0.13)    $   (0.87)    $   (5.09)    $   (0.29)    $   0.25
----------------------------------------------------------------------------------------------------------------------------

OTHER STATEMENTS OF EARNINGS DATA (UNAUDITED)(3)
----------------------------------------------------------------------------------------------------------------------------
Pro forma net earnings (loss)                              $  (1,952)    $ (10,879)    $ (10,702)    $  24,693     $ 10,279
                                                               (2.6%)       (17.6%)       (15.7%)        16.9%        14.3%
----------------------------------------------------------------------------------------------------------------------------
Basic and diluted pro forma net earnings (loss) per share  $   (0.03)    $   (0.17)    $   (0.18)    $    0.47     $   0.26
----------------------------------------------------------------------------------------------------------------------------

CONSOLIDATED BALANCE SHEETS DATA
----------------------------------------------------------------------------------------------------------------------------
Cash and short-term investments                            $  89,128     $  57,376     $  49,681     $  74,590     $163,388
----------------------------------------------------------------------------------------------------------------------------
Working capital                                            $ 115,141     $  77,408     $  91,374     $ 130,289     $194,167
----------------------------------------------------------------------------------------------------------------------------
Total assets                                               $ 172,791     $ 146,254     $ 177,926     $ 442,577     $219,723
----------------------------------------------------------------------------------------------------------------------------
Long-term debt (excluding current portion)                 $     332     $     453     $     564     $     664     $     16
----------------------------------------------------------------------------------------------------------------------------
Shareholders' equity                                       $ 157,327     $ 129,826     $ 165,406     $ 414,805     $206,994
----------------------------------------------------------------------------------------------------------------------------

(1) Including inventory write-offs of $4,121 and $18,463 for the years ended August 31, 2003 and 2002, respectively, and nil for the years ended August 31, 2004, 2001 and 2000. Including an unusual gain of $473 for the year ended August 31, 2003, and nil for the years ended August 31, 2004, 2002, 2001 and 2000. Excluding inventory write-offs and the unusual gain, gross margin would have reached 47.4% for the year ended August 31, 2003. Excluding inventory write-offs, gross margin would have reached 50.4% for the year ended August 31, 2002. This latter information is unaudited and is a non-GAAP measure.

(2) Including charges for stock-based compensation costs, inventory and tax credit write-offs, unusual grants recovery, amortization of intangible assets, impairment of long-lived assets and goodwill as well as restructuring and other charges of $7,878, $22,943, $57,451, $13,456 and $84 for the years ended August 31, 2004, 2003, 2002, 2001 and 2000, respectively.

(3) Net earnings (loss) excluding stock-based compensation costs, amortization and write-down of goodwill, unusual tax recovery, future income tax assets valuation allowance and the after-tax effect of amortization of intangible assets, restructuring and other charges, inventory and tax credit write-offs, unusual grants recovery and impairment of long-lived assets. This information may not be comparable to similarly titled measures reported by other companies because it is non-GAAP information. Please refer to page 20 of this Annual Report for a detailed quantitative reconciliation. (1)

--------------------------------------------------------------------------------
Total Sales (in thousands of US Dollars)

  2004      2003      2002
$74,360   $61,930   $68,330

[GRAPHIC OMITTED]
[PIE CHARTS]
                        2004     2003    2002
                        ----     ----    ----
Geographic Sales
  Americas              66%      66%     61%
  EMEA                  18%      18%     20%
  Asia-Pacific          16%      16%     19%

Divisional Sales
  Telecom Division      79%      79%     80%
  Photonics & Life
   Sciences Divisionw   21%      21%     20%
--------------------------------------------------------------------------------

2 | 2004 Annual Report | EXFO


DEAR SHAREHOLDERS,

                      IF NO ONE EVER TOOK RISKS, MICHELANGELO WOULD HAVE PAINTED THE FLOOR OF THE SISTINE CHAPEL.
                                               --NEIL SIMON, AMERICAN PLAYWRIGHT

[GRAPHIC OMITTED]
[PHOTOGRAPH - GERMAIN LAMONDE
CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER]

EXFO made significant progress with its strategic turnaround plan in fiscal 2004. The company, which from its founding had posted 16 consecutive years of growth and profitability before the onset of the telecommunications downturn in 2001, necessarily developed turnaround skills to increase sales 20.5% year-over-year, even though the marketplace remained relatively flat in 2004. We outperformed our market largely because we had made bold decisions in prior years. Despite painstaking restructuring, we maintained our R&D investments to position ourselves within growth vectors like protocol testing, Internet protocol (IP) networking and fiber-to-the-premises (FTTP) deployments. We also held onto our experienced sales team and customer support staff to increase market share and expand customer relationships, while several of our peers were forced to make more radical cuts. In short, we reached out to customers through the recognized expertise of our entire staff, strengthening the EXFO brand name in the process.

Throughout the telecom downturn, we kept all our stakeholders apprised of our long-term direction, so they would understand and support our initiatives. I often used a car-racing analogy, illustrating how we intended to navigate this sharp, hairpin curve and turn it into a lasting strategic advantage for EXFO. We also demonstrated our commitment to corporate governance by clearly spelling out four objectives in 2004 and tagging key performance indicators (KPIs) to each goal. Such transparency reflects my confidence in our management team and speaks volumes about our dedication to best disclosure practices.

                                                   3 | 2004 Annual Report | EXFO


[GRAPHIC OMITTED]
[PHOTOGRAPH - EXFO MANAGEMENT TEAM]


FISCAL 2004 CORPORATE OBJECTIVES

GROWTH. Our first goal consisted of increasing sales through market-share gains. We posted our second-best sales performance in history--better than our early bubble results in 2000--growing sales 20.5% to $74.6 million in 2004, compared to our KPI of 10%. Not coincidentally, Frost and Sullivan named EXFO recipient of the 2004 Growth Strategy Excellence Award for the largest market-share increase in the global optical test and measurement (T&M) industry between 2001 and 2003 and confirmed EXFO as No. 1 in the optical test installation and maintenance space with an estimated 17% market share. Clearly, we captured market share under good and dire market conditions, which for me is the ultimate measure of corporate performance.

       Corporate Performance in Fiscal 2004
       ------------------------------------------------------------------------
       GOAL              METRIC                 RESULT
       ------------------------------------------------------------------------
       Increase sales    10% sales growth       20.5% sales growth  [checkmark]
       through           year-over-year         year-over-year
       market-share
       gains
       ------------------------------------------------------------------------
       Maximize          50% gross margin       53.7% gross margin  [checkmark]
       profitability
       and growth
       ------------------------------------------------------------------------
       Innovate our way  45% of sales from new  31.7% of sales from      X
       out of the        products               new products
       downturn          (< two years on the
                         market)
       ------------------------------------------------------------------------
       Maintain a sound  Positive cash flows    Positive cash flows [checkmark]
       financial         from                   from
       position          operations in at       operations for
                         least one quarter      fiscal year
       ------------------------------------------------------------------------

PROFITABILITY. We sought to maximize profitability with a focus on raising our gross margin above 50%. We achieved a gross margin of 53.7% in 2004 from 47.4% (excluding inventory write-offs and an unusual gain) in 2003 mainly by paying close attention to our supply chain; focusing our R&D not only on being first to market, but also on shaving points off our cost of goods; streamlining our number of manufacturing sites; and delivering superior value to customers. Our long-term objective aims to return our gross margin to the lower 60% range as sales volume increases, fixed costs are better absorbed, revenues from our software-intensive protocol solutions become more prominent, and new products with higher margins gain acceptance.

INNOVATION. We reported that sales from new products (on the market two years or less) represented 31.7% of total sales in 2004, while our KPI was 45%. Although we fell short on that count, I remain convinced our commitment to innovation will pay off in the long term. We have steadily invested in R&D since the telecom peak of 2001 and brought 20 new products to the market in fiscal 2004 alone. These initiatives should enable our new products to continue gaining traction and lead to further market-share gains in upcoming years.

STRONG BALANCE SHEET. We reported positive cash flows from operations for the last three quarters of 2004 and for the entire fiscal year, while our KPI required us to generate positive cash flows in at least one quarter. We also closed a bought-deal offering of 5.2 million shares for net proceeds of $29.2 million, which raised our cash and short-term investments to $89.1 million at the end of the year. This cash position provides comfort to customers and positions EXFO as the long-term vendor of choice with strong organic and acquisition growth potential.

In early fiscal 2004, we reorganized our business under the Telecom and Photonics & Life Sciences (P&LS) divisions. This proved to be a judicious decision as it significantly contributed to our sales growth and progress towards profitability. Sales from our Telecom and P&LS divisions increased 21% and 20% year-over-year, respectively. In ongoing efforts to maximize efficiency, we merged our protocol test operations in Montreal and announced the consolidation of our P&LS Division in Toronto, thus streamlining our R&D/manufacturing sites from five to three. These latest actions will not only produce significant savings in years to come, but they will also provide a clearer focus to our respective management, R&D, sales and manufacturing teams and, more importantly, deliver greater value to our customers.

Overall, I am pleased with our team execution during fiscal 2004--we met or exceeded targets for three out of four goals--but I cannot be fully satisfied as we reported a GAAP net loss of $8.4 million, or $0.13 per share, compared to $55.0 million, or $0.87 per share, in 2003. On a pro forma* basis, we incurred a net loss of $2.0 million, or $0.03 per share, in 2004, compared to $10.9 million, or $0.17 per share, in the prior year.

BACK TO THE FUTURE

Before moving on to our plans for 2005, I would like to paint for you a picture of the major trends and technologies shaping the global telecom industry. The telecom space is currently undergoing major transformations with technological discontinuities and market shifts serving as important drivers for market-driven companies like EXFO. We intend to leverage these new requirements and opportunities to generate value in upcoming years. We have conscientiously been preparing for this industry upheaval through a steady level of R&D investments, well-defined product roadmaps and selected strategic acquisitions over the last few years. Let's examine some of these key market trends:

- Globally, BANDWIDTH DEMAND will continue instigating backbone construction in developing countries, further Internet penetration in other parts of the world and facilitate rapid applications evolution in the most advanced nations. Accessing the Web directly through wireline (or its wireless extension) has become an essential part of our online lives for business travel, home entertainment and schoolwork. Consumers just cannot get enough bandwidth. Carriers in advanced countries like South Korea and Japan, for example, are on the verge of offering 100 Mb/s to homes, enabling the delivery of multiple high-definition television (HDTV) channels, online gaming and a host of other bandwidth-intensive applications.


* GAAP NET LOSS EXCLUDING STOCK-BASED COMPENSATION COSTS, AMORTIZATION AND WRITE-DOWN OF GOODWILL, UNUSUAL TAX RECOVERY, FUTURE INCOME TAX ASSETS VALUATION ALLOWANCE AND THE AFTER-TAX EFFECT OF AMORTIZATION OF INTANGIBLE ASSETS, RESTRUCTURING AND OTHER CHARGES, INVENTORY AND TAX CREDIT WRITE-OFFS, UNUSUAL GRANTS RECOVERY AND IMPAIRMENT OF LONG-LIVED ASSETS. THIS INFORMATION MAY NOT BE COMPARABLE TO SIMILARLY TITLED MEASURES REPORTED BY OTHER COMPANIES BECAUSE IT IS NON-GAAP INFORMATION.

4 | 2004 Annual Report | EXFO


- As long-haul utilization increases and metro-ring construction progresses in most advanced countries, the ACCESS NETWORK, or so-called "last mile", will be the cornerstone of the network service providers' (NSPs) strategy to increase or maintain their consumer base. This market reality will inevitably lead to much deeper and richer fiber penetration into the network, whether NSPs intend to leverage their existing copper plant or deploy FIBER-TO-THE-HOME (FTTH).

- IP NETWORKING. SONET/SDH telecom transport standards were defined almost 30 years ago to optimize voice traffic, but they are largely inefficient in today's data-centric world. A highly flexible and scalable, next-generation SONET/SDH platform is required for the efficient and high-quality delivery of several new applications like VoIP and IP video, while achieving significant OPEX reductions through the management of a single network architecture. NSPs will be streamlining their operations, deployment and maintenance processes as well as moving to higher-margin service revenues.

- SYSTEM VENDORS are back driving the telecom innovation curve in this post-DWDM era, whereby data networking is a primary catalyst. As a result, these vendors are heightening their focus on delivering ubiquitous, consumer-friendly networking solutions and highly differentiated product offerings in order to partner with public and private network operators. System vendors are focusing more than ever on shortening their innovation cycle and improving operating performance--from the design phase all the way to network deployment.

- Competition between incumbent telecom carriers and cable multiple-system operators (MSOs), especially in North America, is intensifying as they race to increase revenue streams. Both groups are deploying TRIPLE-PLAY SERVICES (voice, data and video) as a pre-emptive measure to retain customers and as an offensive means to secure new ones.

On the photonics and life sciences side:

- Industrial manufacturing sectors like microelectronics, optoelectronics and medical devices remain strong. The distinct trend of moving high-tech manufacturing to Asia continues, while the global market is driven by innovative new products and stronger customer intimacy. The life sciences market trend is towards application-based, total-solution selling and taking advantage of new, disruptive technologies.

CUSTOMER INTIMACY AS A MOTTO

On top of offering best-in-class solutions that surpass highest expectations in this changing environment, all EXFO employees are committed to enhancing customer intimacy, since customer satisfaction represents our true RAISON D'ETRE. As part of our strategic direction, we intend to raise our business relationships to the next level--from mere supplier to partner of choice. This customer-first mindset will enable us to expand market share to a dominant position in optical testing and extend it to protocol testing, which represents a major growth vehicle for our company.

To reach our ultimate goal of becoming the leading player in the telecom T&M space, we will intensify our sales and marketing efforts, both domestic and international, in 2005 to further leverage our strong technology base and innovation pipeline. We will also focus on strengthening and expanding our business relationships with major accounts. Finally, we will continue building EXFO into one of the most respected brand names in the industry by allowing our recognized expertise to reach out to customers where and when it is needed. In an increasingly competitive landscape, I am counting on these actions, combined with our strategies related to the aforementioned industry trends, to provide our shareholders with long-term growth and profitability.

MEASURING UP

As we did in fiscal 2004, I would like to communicate the key performance indicators against which management's performance should be measured in fiscal 2005. It should be specified that they are metrics, not guidance, for fiscal 2005. Not surprisingly, our goals reflect continuity from last year with a renewed focus on profitable growth.

- SALES GROWTH OF 20%. As we have since our founding in 1985, we intend to grow sales faster than the market by leveraging our sustained R&D investments in areas such as next-generation IP and FTTP testing, as well as increase our sales and marketing footprint worldwide.

- PROFITABILITY ON A PRO FORMA BASIS. Higher sales volumes, richer business mix, improved manufacturing efficiency and consolidation efforts will support our return to pro forma profitability in 2005.

- AT LEAST 45% OF REVENUES FROM NEW PRODUCTS. Our relentless focus on product differentiation, time-to-market and astute product portfolio management--combined with a heightened sales focus and product traction--should increase this result in 2005.

WRAP-UP

As we embark on our 20th year of operation, I would like to thank all our employees for their unwavering commitment and passion in returning the company to growth; our customers for their extraordinary confidence in our products and services and for sharing their outlook on the future--they are, after all, the reason why EXFO is in business; our Board of Directors for its constant availability and sage counsel; and our shareholders for their staunch belief in our long-term vision. With the continued support of everyone, in 2005 and beyond, I am confident that we will continue progressing towards increased revenue, profitability and market-share gains.


Sincerely,

/s/ Germain Lamonde
----------------------------
Germain Lamonde
Chairman, President and Chief Executive Officer
October 26, 2004

                                                   5 | 2004 Annual Report | EXFO


-----------------------------------------
CORPORATE HIGHLIGHTS
-----------------------------------------

ENHANCING OUR STRATEGIC POSITION

JUNE 2004

  - Introduces passive optical network (PON) power meter for FTTP deployments

  - Launches next-generation Fibre Channel test solution for storage area networks

APRIL 2004

  -   Releases next-generation OTDR for FTTP, access and metro networks

MARCH 2004

  -   Receives 2004 Growth Strategy Excellence Award from Frost and Sullivan

  -   Announces consolidation of protocol test operations in Montreal

  -   Recognizes revenue from existing products for FTTP-related applications

FEBRUARY 2004

  -   Closes $29.2 million bought-deal financing

  -   Launches next-generation automated loss test set

  - Introduces Gigabit Ethernet test solution for remote testing and turn-up of Ethernet services

  -   Releases new line of handheld test instruments for FTTP networks

OCTOBER 2003

  -   Launches new ultraviolet/visible spot-curing platform

  -   Introduces 10+ Gigabit multi-rate transceiver

SEPTEMBER 2003

  - Offers network testing application for multi-service provisioning platforms

[GRAPHIC OMITTED]
[PHOTOGRAPHS:
    PON Power Meter, Next-generation OTDR, Gigabit Ethernet tester, Automated loss test set, Spot-curing platform]

6 | 2004 Annual Report | EXFO


-----------------------------------------
TELECOM DIVISION
-----------------------------------------

EXPERTISE REACHING OUT

The growing number of Internet users and their sheer demand for broadband applications--video conferencing, data storage, e-commerce, video gaming, rich media streaming and peer-to-peer file sharing, to name a few--have placed an enormous strain on access networks connecting businesses and homes. This insatiable appetite for bandwidth is driving capital expenditures much deeper into optical networks.

Telecom carriers and cable multiple-system operators (MSOs) are increasing their investments to deliver a bundled offering--commonly known as the triple-play--to secure the consumer's bill for television, Internet and telephone services. The consensus is that converged, IP-based networks represent the ideal solution to support triple-play services via a single architecture with increased savings, simplification and efficiency. Not surprisingly, both carriers and cable MSOs are making significant investments in this area.


-----------------------------------------
GROWTH STRATEGY EXCELLENCE AWARD

       [GRAPHIC OMITTED]

EXFO has expanded its marekt share in optical testing through ongoing investments in R&D and a proven product portfolio review process. We introduce produts that make a difference to our customers. As a result, Frost and Sullivan named EXFO recipient of the 2004 Growth Strategy Excellence Award. This leading market research firm reported that we increased overall market share from 6.4% in 2001 to 8.4% in 2003 -- the single largest increase within the global optical test and measurement industry. We were also deemed leader in the optical test installation and maintenance space, with an estimated 17% market share worldwide. These share gains should increase following 20.5% sales growth within a flat marketplace in 2004. "With a technically advanced product line and a good focus on the end-user, EXFO is likely to grab major market share in the near future," Frost and Sullivan said.

-----------------------------------------


LEADING PROVIDER OF FTTx TEST SOLUTIONS

To bundle video, data and voice services in a single offering, a number of carriers have opted for FTTx technology, which encompasses deployment strategies such as fiber-to-the-premises (FTTP), fiber-to-the-curb (FTTC), fiber-to-the-home (FTTH), fiber-to-the-node (FTTN) etc. In fiscal 2004, EXFO worked closely with lead customers to develop and introduce the most advanced products dedicated to this technology:


  - A passive optical network (PON) test set for installation and service-activation;

  - A patented, multi-function automated tester to increase crew productivity;

  - A comparable multi-function automated test module for our flagship FTB-400 platform;

  - A new line of handheld instruments dedicated to service-activation requirements;

  - And next-generation OTDR module mainly used for installation applications.


                                [GRAPHIC OMITTED]
                        [LINE OF HANDHELD FTTx PRODUCTS]


In addition, we published our FTTx PON Guide to help carriers optimize their deployment strategies, thus positioning EXFO as the leading provider of FTTx test solutions. KMI Research, a leading market research firm in the optical networking industry, estimates that the FTTP market for equipment, cable and apparatus in the U.S. will reach $3.2 billion in 2009, representing a compound annual growth rate (CAGR) of 54% from 2003.

                                                   7 | 2004 Annual Report | EXFO


[PHOTOGRAPH OMITTED]


NEXT-GENERATION SONET/SDH AND GIGABIT ETHERNET TEST SOLUTIONS

IP-based system deployments have been widely accepted by carriers as an effective strategy to reduce capital (CAPEX) and operating expenditures (OPEX), while allowing highly scalable and flexible technology to support a host of applications over a single network architecture. EXFO has prepared itself for this market development through strategic acquisitions and significant R&D investments as evidenced by recent product launches:

  - A SONET/SDH analyzer that is fully scalable from low rates to 10 Gb/s as well as a next-generation solution for data-centric IP networks--all within our FTB-400 field-testing platform;

  -    A Gigabit Ethernet solution with VoIP test functionality;

  - And Fibre Channel test solution for security-intensive network applications.


        [PHOTOGRAPH]                 [PHOTOGRAPH]                [PHOTOGRAPH]
      GIGABIT ETHERNET             NEXT GENERATION               FIBRE CHANNEL
           TESTER                 SONET/SDH ANALYZER               ANALYZER


Within a short period of time, EXFO has established itself as a disruptive force in protocol testing. On the strength of our rich product pipeline, we will continue introducing additional products in fiscal 2005 and beyond.

SERVING THE ENTIRE TELECOM SUPPLY CHAIN

EXFO covers the entire supply chain in the telecom industry through an extensive portfolio of handheld, modular and benchtop test instruments that meet customers' specific needs. Whether talking about installation, maintenance and network monitoring applications for NSPs, or R&D and manufacturing applications for system/component vendors, EXFO has the ready-made solution to enable significant CAPEX and OPEX savings.

TEAMING UP WITH SYSTEM VENDORS

Over the years, we have forged strong relationships with system vendors because they ultimately create the next-generation technologies that define the telecom industry. We also have implemented a multi-platform design strategy, developing one high-end test solution for the system manufacturing/laboratory market and leveraging it onto the NSP market. For instance, test modules found inside our FTB-400 field-testing platform are fully compatible with our IQS-500 manufacturing/lab platform and vice versa. Clearly, EXFO remains ahead of the innovation curve by teaming up with system vendors and deploying a single solution across multiple market segments.


                [PHOTO]                            [PHOTO]
                IQS-500                            FTB-400
        MANUFACTURING/LAB PLATFORM          FIELD-TESTING PLATFORM


GLOBAL MARKET PRESENCE

EXFO has created a network of sales offices and service centers, as well as a web of direct sales representatives and distribution partners, to reach customers worldwide. We have a sales presence in more than 70 countries within the Americas, Europe, Middle East and Africa (EMEA), and the Asia-Pacific region. This global market presence will be further enhanced in fiscal 2005 as we leverage our leading-edge solutions via direct and indirect sales channels.


-----------------------------------------
GOING THE EXTRA MILE

AS WE ENTER OUR 20TH YEAR OF OPERATION, THE 'EX' IN EXFO HAS BECOME INCREASINGLY MEANINGFUL TO CUSTOMERS BECAUSE THEY RELY MORE THAN EVER ON OUR 'EXPERTISE' TO COPE WITH NETWORK COMPLEXITY. EXFO HAS BUILT A STRONG BRAND NAME OVER THE YEARS, NOT ONLY BASED ON PRODUCT AND TECHNOLOGICAL LEADERSHIP, BUT ALSO ON THE COMMITMENT OF OUR SUBJECT-MATTER EXPERTS TO GO THE EXTRA MILE IN A MARKET ENVIRONMENT WHERE MANY CUSTOMERS HAVE REDUCED THEIR POOL OF IN-HOUSE EXPERTS. IN SHORT, WE DO EVERYTHING WITHIN OUR POWER TO DELIVER A BEST-IN-CLASS SOLUTION THAT CUSTOMERS HAVE COME TO EXPECT FROM A STRATEGIC PARTNER LIKE EXFO.

EXFO
Expertise Reaching Out
-----------------------------------------

8 | 2004 Annual Report | EXFO


-----------------------------------------
PHOTONICS & LIFE SCIENCES DIVISION
-----------------------------------------


DRAWING ON OUR OWN EXPERTISE

OUR PHOTONICS AND LIFE SCIENCES DIVISION IS BARELY A YEAR OLD, BUT ALREADY IT HAS A SUCCESS STORY TO ITS CREDIT. THE X-CITE(TM) 120 FLUORESCENCE ILLUMINATION SYSTEM, WHICH OFFERS THREE TIMES THE AVERAGE LAMP LIFE THAN CONVENTIONAL LIGHTING SYSTEMS, NOT ONLY GAINED MARKET ACCEPTANCE AMONG MICROSCOPE MANUFACTURERS IN 2004, BUT WAS ALSO UPGRADED FOR AUTOMATED APPLICATIONS. AN RS-232 CONNECTION AND A SOFTWARE INTERFACE ENABLE END-USERS TO CONTROL THE X-CITE 120'S IRIS, LAMP, SHUTTER AND TIMER VIA A PERSONAL COMPUTER. INDUSTRY LEADERS LIKE LEICA, NIKON INSTRUMENTS, OLYMPUS AND ZEISS MICROIMAGING HAVE WHOLEHEARTEDLY EMBRACED THIS MICROSCOPE ACCESSORY, RESELLING IT TO CUSTOMERS THROUGH THEIR OWN SALES CHANNELS.

The early success of the X-Cite 120 illustrates the thinking behind the creation of the Photonics and Life Sciences Division. This division, on the strength of its own sales, R&D, manufacturing and management teams, leverages core technologies into high-precision assembly and life sciences markets. Our fluorescence microscopy solution, for example, is based on patented smart-lamp technology used for optical component manufacturing applications. Other selected solutions include light-based spot curing and nanotechnology. To improve efficiency, we are in the process of consolidating all of these activities at one location in Toronto.


                                [GRAPHIC OMITTED]
                  [X-CITE 120 FLOURESCENCE MICROSOPY SOLUTION]


BUILDING ON OUR LIGHT-BASED CURING EXPERTISE

We have drawn on our expertise in light-based curing to offer optimized solutions for the microelectronic, semiconductor and medical-device manufacturing industries. Our Novacure(R) and Acticure(R) spot-curing systems, which were originally designed for optical component manufacturing applications, deliver precise doses of spectral light onto photosensitive adhesives and coatings to significantly reduce curing time. In 2004, we continued our migration to a single light-system platform with the release of the OmniCure(TM) Series 1000, an entry-level system for manual-precision assembly environments. We also released a cure-ring radiometer, which measures light output at the cure site, to ensure a repeatable process when bonding devices that require a uniform 360-degree exposure. Following the year-end, we launched the OmniCure(TM) Series 2000 for automated manufacturing applications. These recent innovations illustrate why EXFO is widely recognized as the authority on light-based curing and process control.

                               [GRAPHIC OMITTED]
                        [OMNICURE SPOT-CURING PLATFORM]


TAKING ADVANTAGE OF OUR EXPERTISE IN NANOTECHNOLOGY

We have taken advantage of our expertise in nanometer-scale positioning to offer piezoelectric-based positioning systems for life science research. The stability of piezoelectric (PZT) technology provides extremely smooth and predictable instrument motion used for applications like patch-clamp experimentation and micromanipulation. In 2004, we introduced the PCS-6000 Micromanipulator, which features PZT smoothness plus motorized long travel for electrophysiology research. In addition, we offered new motor/memory capabilities on our Gibraltar(R) platform to enable the prompt return of fixed-stage, upright microscopes to their original position with a single touch of a button. These latest developments stem from renewed customer intimacy in this market.


                                [GRAPHIC OMITTED]
                           [PCS-6000 MICROMANIPULATOR]

                                                   9 | 2004 Annual Report | EXFO


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

The following discussion and analysis of the consolidated financial condition and results of operations of EXFO Electro-Optical Engineering Inc. for the fiscal years ended August 31, 2002, 2003 and 2004, should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this Annual Report. Our consolidated financial statements are reported in US dollars and have been prepared in accordance with generally accepted accounting principles in Canada, or Canadian GAAP. Significant differences in measurement and disclosure from generally accepted accounting principles in the United States, or U.S. GAAP, are set out in note 20 to our consolidated financial statements.

The following discussion and analysis of financial condition and results of operations is dated September 30, 2004.


INDUSTRY OVERVIEW

Following three years of reductions in capital expenditures (CAPEX) among network service providers (NSPs), some measure of stability returned to the marketplace in 2004. Both telecom carriers and cable multiple-system operators
(MSOs), which fall under the NSP designation, have resumed investing in their networks to ultimately gain stronger access to the consumer's pocketbook with their triple-play offering of video, data and voice services. Investments in IP networking have been particularly popular among these groups, as this will allow them to provide more cost-effective delivery of voice (i.e., VoIP). Telecom carriers also investing in network architectures like fiber-to-the-premises
(FTTP) in order to extend their available bandwidth to the home, which will enable them to offer video services as well. These investments, however, were offset by CAPEX reductions in other areas of the network to produce relatively flat spending patterns year-over-year.

This relative stability in CAPEX spending was witnessed in multiple segments of the global telecommunications supply chain. System manufacturers benefited from NSP orders for next-generation, converged IP networks and fiber deployments in access areas. Component vendors, who had been hardest hit by the downturn, began seeing incremental demand for optical components that support IP-based systems. Some test and measurement equipment vendors, whose products enable customers to reduce CAPEX and operating expenses (OPEX), attracted the attention of NSPs, system manufacturers and component vendors, especially ones offering test solutions for VoIP and/or FTTP applications.


COMPANY OVERVIEW

EXFO is a recognized expert in the global telecommunications industry through the design and manufacture of advanced and innovative test and measurement solutions. The Telecom Division, which represents our main business activity, offers a complete range of dedicated and integrated test solutions to NSPs, system vendors and component manufacturers in approximately 70 countries. One of our strongest competitive advantages is our modular platform design, based on a PC/Windows-centric architecture to offer a series of test solutions that maximize technology reuse across multiple test platforms dedicated to specific market segments. The Photonics and Life Sciences Division mainly leverages core telecom technologies to offer value-added solutions for life sciences applications and high-precision assembly processes, such as those required for microelectronics and optoelectronics.

EXFO was founded in Quebec City, Canada, in 1985. Our original products were focused on the needs of installers and operators of fiber-optic networks. Customers use these field-portable testing products for the installation, maintenance, monitoring and troubleshooting of optical networks. In 1996, we supplemented our product portfolio with an extensive line of high-end products that are mainly dedicated to research and development as well as manufacturing activities.

In the last three years, we have enhanced our competitive position through the acquisition of two protocol test businesses in order to extend our product offering and address our customers' requirements more completely. In November 2001, we acquired Avantas Networks Corporation (renamed EXFO Protocol Inc.), a supplier of protocol testing and optical-network-performance management equipment for NSPs. This transaction was highly strategic because it enabled us to combine optical and protocol test modules inside a single field-portable test platform to help our customers increase revenues and reduce operating costs. In October 2002, our wholly-owned subsidiary, EXFO Gnubi, purchased substantially all the assets of GNUBI COMMUNICATIONS, L.P., a supplier of multi-channel telecom and datacom testing solutions for the system manufacturer market. These strategic acquisitions, which were consolidated in Montreal in fiscal 2004, enabled us to double our addressable market, as we expanded from optical testing into protocol testing applications, and to offer a more complete test solution to customers.

Previously, we had completed two acquisitions to bolster growth in the optical component manufacturing market. We acquired Burleigh Instruments, Inc. (renamed EXFO Burleigh Products Group Inc.) in December 2000 for its wavelength measurement instruments and nanopositioning alignment systems. We also added EFOS Inc. (renamed EXFO Photonic Solutions Inc.) in March 2001 for its precision light-based, adhesive spot-curing technology. We have since exited the optical component manufacturing automation business.

At the beginning of fiscal 2004, we reorganized our business under two divisions: the Telecom Division and the Photonics and Life Sciences Division. Our objectives behind this new structure were to simplify our business model, adopt a market approach rather than a product approach and increase accountability throughout the organization. Our Telecom Division, which consists of the former Portable and Monitoring and telecom-related Industrial and Scientific product lines, is focused on NSPs, telecommunication system manufacturers and optical component vendors on a global basis. Our Photonics and Life Sciences Division, which includes previous non-telecom Industrial and Scientific product lines, mainly leverages developed and acquired core telecom technologies for diverse high-precision assembly and life sciences markets.

Following this reorganization, our two divisions now have respective sales, marketing, manufacturing, research and development as well as management teams and are, therefore, presented as two corresponding reportable segments in the financial statements. We have disclosed segmented information about each of these segments in our consolidated financial statements for fiscal 2004. However, we did not provide comparative information for previous periods about each reportable segment (except for sales and long-lived assets) because this information is not available and it is impracticable to determine. Please refer to note 18 to our consolidated financial statements for detailed segment information.

10 | 2004 Annual Report | EXFO


Until August 31, 2003, the company was organized under one reportable segment; that is, the development, manufacturing and marketing of fiber-optic test, measurement and monitoring solutions for the global telecommunications industry.

In fiscal 2004, we launched 20 new products, including several aimed at establishing leadership in the emerging FTTP market and others dedicated to expanding our life sciences product portfolio. We also strengthened our competitive position in protocol testing through the introduction of a next-generation Fibre Channel test set for security-intensive applications and, subsequent to the year-end, we released a next-generation SONET/SDH analyzer for data-centric IP networks as well as a Gigabit Ethernet test solution with VoIP test capabilities.

In February 2004, we closed a public offering of 5.2 million subordinate voting shares to a syndicate of Canadian-based underwriters for net proceeds of $29.2 million (Cdn$38.4 million). EXFO finished the fiscal year with a cash position of $89.1 million.

In May 2004, we successfully renewed our collective bargaining agreement with unionized manufacturing employees in Quebec City, Canada.

In the third quarter of fiscal 2004, we performed our annual impairment test for goodwill and reviewed the carrying value of certain acquired intangible assets for impairment. Based on our impairment tests, we concluded that goodwill and these intangible assets were not impaired.

Near the end of the fiscal year, we reached the decision to consolidate operations of our Photonics and Life Sciences Division in order to improve its market focus and efficiency. Consequently, we have begun transferring operations from Victor/Fishers, NY, mostly to Toronto. To fully implement this consolidation, we expect to incur restructuring and other charges of $2.7 million, of which $1.7 million was already recorded in the fourth quarter of fiscal 2004; the remainder will be recorded in 2005. We estimate that we will derive $1.5 million in annual savings from these streamlined operations.

Finally, in August 2004, we reviewed the carrying value of one of our buildings that has been put up for sale and we concluded that the building was impaired. We recorded an impairment charge of $620,000. This building falls within the Telecom Division.

SALES

We sell our products to a diversified customer base in approximately 70 countries through our direct sales force and, indirectly, through distribution channels. As mentioned above, our customers are comprised of NSPs, manufacturers of communication systems and optical components, as well as research and development laboratories. We have a diversified customer base, both in terms of industry sector and geographical area, which provides us with reasonable protection against concentration of credit risk.

COST OF SALES

Cost of sales includes raw materials, salaries and related expenses for direct and indirect manufacturing personnel (net of government grants) as well as overhead costs. Excess, obsolete and scrapped materials are also included in cost of sales. However, cost of sales is exclusive of amortization, which is shown separately in the statement of earnings.

OPERATING EXPENSES

We classify our operating expenses into three main categories: selling and administrative expenses, research and development expenses and amortization expenses.

Selling and administrative expenses consist primarily of salaries and related expenses for personnel (net of government grants), sales commissions, travel expenses, marketing programs, professional services, information systems, human resources and other corporate expenses.

Gross research and development expenses consist primarily of salaries and related expenses for engineers and other technical personnel, material component costs as well as fees paid to third-party consultants. We are eligible to receive research and development tax credits and government grants on research and development activities carried out in Canada. All related research and development tax credits and government grants are recorded as a reduction of gross research and development expenses. Tax credit write-offs are also included in net research and development expenses.

Operating charges related to our restructuring plans have been recorded as a separate component of operating expenses. These charges consist primarily of severance expenses, costs to exit leased facilities as well as write-offs of long-lived assets.


OUR STRATEGY

STRATEGIC OBJECTIVES FOR FISCAL 2004

In our fiscal 2003 Annual Report, we had established four strategic objectives for fiscal 2004. We planned to increase sales through market-share gains; maximize profitability and growth on a long-term basis by focusing on gross margin improvements; innovate our way out of the downturn by successfully bringing to market differentiated products that allow us to seize targeted market opportunities; and maintain a sound financial position both as a strategic and defensive asset. We had also established key performance indicators as measures to assess the realization of our objectives. The following table summarizes these objectives and key performance indicators as well as the results achieved in fiscal 2004:

STRATEGIC OBJECTIVES                           KEY PERFORMANCE INDICATORS              ACTUAL RESULTS               GOAL ACHIEVED
-----------------------------------------------------------------------------------------------------------------------------------
Increase sales through market-share gains      10% sales growth year-over-year         20.5% sales growth               [check]
                                                                                       year-over-year

Maximize profitability and growth on a         50% gross margin                        53.7% gross margin               [check]
long-term basis

Innovate our way out of the downturn           45% of our sales from new products      31.7% of our sales from new      [check]
                                               (on the market for two years or less)   products

Maintain a sound financial position            Positive cash flows from operating      Cash flows from operating        [check]
                                               activities for at least one quarter     activities at $751,000 for
                                                                                       fiscal 2004
----------------------------------------------------------------------------------------------------------------------------------

                                                  11 | 2004 Annual Report | EXFO


INCREASE SALES THROUGH MARKET-SHARE GAINS

We posted our second-best sales performance in history, growing sales 20.5% to $74.6 million in fiscal 2004, compared to our KPI of 10%. Considering that the marketplace remained relatively flat in 2004, this is a clear indication that we gained market share overall. For fiscal 2004, our Telecom Division and Photonics and Life Sciences Division reported sales increases of 20.8% and 19.5%, respectively.

MAXIMIZE PROFITABILITY AND GROWTH ON A LONG-TERM BASIS

We sought to maximize profitability with a focus on raising our gross margin above 50%. In fact, for fiscal 2004, we achieved a gross margin of 53.7%. We surpassed our objective mainly due to our increased sales volume and because we paid close attention to our supply chain. We focused our R&D not only on being first to market, but also on achieving the lowest possible cost of goods required to meet the highest performance criteria. In addition, we streamlined manufacturing operations into fewer sites, while continuing to deliver superior value to customers.

INNOVATE OUR WAY OUT OF THE DOWNTURN

Ever since we founded EXFO in 1985, innovation strategies were focused on being first to market with unique solutions that anticipate and better address customer requirements. Our market-driven approach can be demonstrated through a long history of industry firsts. This focus on delivering a unique value proposition to the marketplace is of strategic importance to improve our gross margin. As a KPI for this strategic objective, we anticipated that sales of new products (on the market two years or less) would reach 45% of global sales for fiscal 2004. However, in fiscal 2004, new products represented 31.7% of total sales mainly because key customers in our space were more conservative than expected, as they were more active planning their future strategies than deploying them.

We remain firm believers that the 20 new products and key innovations brought to market in the last 12 months are well targeted for market opportunities and that percentage of sales from new products is going to increase in the quarters and year to come. Incidentally, for the fourth quarter of 2004, this innovation rate was at 38%.

MAINTAIN A SOUND FINANCIAL POSITION

In fiscal 2004, cash flows provided by operating activities were positive at $751,000, enabling us to meet our KPI of attaining positive cash flows from operations in at least one quarter in the fiscal year. In fact, cash flows from operating activities were positive for the last three quarters of 2004. Our solid balance sheet including cash on hand and short-term investments of $89.1 million and practically no debt, are not only reassuring to customers but, more importantly, these advantages are also strategic assets that will help ensure our long-term development and allow for possible acquisitions.

STRATEGIC OBJECTIVES FOR FISCAL 2005

For fiscal 2005, we believe general market conditions will be relatively similar to this year's as CAPEX spending is expected to remain fairly tight for wireline operators overall. However, they will spend within certain growth vectors (namely IP networking and FTTP deployments), for which we have already begun positioning ourselves.

As you might expect, our strategic directions, and therefore our KPIs, will not be radically different from those of 2004. Since we are highly focused on creating value for our shareholders, providing the highest degree of profitable growth is at the heart of our actions. We therefore intend to maintain our long-term focus on profitable growth by increasing sales through further market-share gains; maximize profitability through proper execution and efficiency of our cost-reduction programs; and focus on innovation to positively position the organization for the long-term growth opportunities that exist in our space.

INCREASE SALES THROUGH MARKET-SHARE GAINS

In fiscal 2005, we will focus on continued market-share gains to achieve growth, assuming the stability or slight growth of our addressable telecommunications market. We expect the CAPEX environment to be relatively stable with a few clear shifts made by carriers towards their key strategic initiatives. In fiscal 2004, our 20.5% sales growth in a stable market clearly indicated that we gained market share. For fiscal 2005, we intend once again to grow sales faster than the market by leveraging our sustained R&D investments in areas such as next-generation Internet protocol (IP) and fiber-to-the-premises (FTTP) testing, by intensifying our sales and marketing efforts, both domestic and international, as well as by strengthening and expanding our business relationships with major accounts.

MAXIMIZE PROFITABILITY

Returning to profitability remains a top priority at EXFO. Our expected sales growth combined with a series of internal initiatives will bring us to profitability on a pro-forma basis in fiscal 2005. Namely, recent consolidation efforts of our protocol activities in Montreal and our life sciences operations in Toronto are expected to bear fruit in fiscal 2005. We have also applied strategies to maximize supply chain efficiency, overall execution, as well as R&D (focusing on cost of goods sold, rather than strictly on being first to market).

FOCUS ON INNOVATION

In fiscal 2005, innovation will continue to be a key driver at EXFO. Although we fell short of this strategic objective for fiscal 2004, we remain convinced that our commitment to innovation will pay off in the long term and support our growth and profitability targets. We have maintained a significant level of R&D investment since the telecom peak in 2001 and brought 20 new products to the marketplace in fiscal 2004--several of which were released in the second half of the fiscal year and have therefore not yet reached their market potential. For fiscal 2005, we intend to invest a similar amount in R&D compared to fiscal 2004. These initiatives should enable our new products to continue gaining traction with customers and lead to further market-share gains in the coming years.

12 | 2004 Annual Report | EXFO


KEY PERFORMANCE INDICATORS

As measures to assess the realization of our strategic plan and its objectives, we have set out three consolidated key performance indicators for fiscal 2005. They are summarized as follows:

STRATEGIC OBJECTIVES                                   KEY PERFORMANCE INDICATORS
----------------------------------------------------------------------------------------------------------------------------
Increase sales through market-share gains              20% sales growth year-over-year, assuming a stable
                                                       telecommunications market

Maximize profitability                                 Profitability on a pro-forma basis

Focus on innovation                                    45% of sales from new products (on the market two years or less)
----------------------------------------------------------------------------------------------------------------------------

CAPABILITY TO DELIVER RESULTS

At EXFO, we believe that we have the capabilities to deliver expected results thanks to outstanding products, an excellent reputation in the marketplace, a sound financial position, as well as an experienced workforce and management team.


CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Management's discussion and analysis of financial conditions and results of operations is based on our consolidated financial statements included elsewhere in this Annual Report. As previously mentioned, they have been prepared in accordance with Canadian GAAP. The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting years. On an ongoing basis, we evaluate these estimates and assumptions, including those related to revenue recognition, allowance for doubtful accounts, allowance for excess and obsolete inventories, research and development tax credits and government grants, impairment of long-lived assets and goodwill, valuation allowance of future income tax assets, warranty obligations, restructuring charges as well as contingencies and other obligations. We base our estimates and assumptions on historical experience and on other factors that we believe to be reasonable under the circumstances, the result of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from these estimates.

The following summarizes our critical accounting policies as well as other policies that require the most significant judgment and estimates in the preparation of our consolidated financial statements.

REVENUE RECOGNITION. For products in which software is incidental, we recognize revenue when persuasive evidence of an arrangement exists, the product has been delivered, the price is fixed and determinable and collection of the resulting receivable is reasonably assured. In addition, provisions are made for estimated returns, warranties and support obligations.

For products in which software is not incidental, revenues are separated into two categories: product and post-contract customer support (PCS) revenues, based upon vendor-specific objective evidence of fair value. Product revenues for these sales are recognized as described above. PCS revenues are deferred and recognized ratably over the years of the support arrangement. PCS revenues are recognized at the time the product is delivered when provided within one year of delivery, the costs of providing this support are insignificant (and accrued at the time of delivery) and no software upgrades are provided.

For all sales, we use a binding purchase order as evidence that a sales arrangement exists.

Delivery generally occurs when the product is handed over to a transporter for shipment.

At the time of the transaction, we assess whether the price associated with our revenue transaction is fixed and determinable, and whether or not collection is reasonably assured. We assess whether the price is fixed and determinable based on the payment terms associated with the transaction. We assess collection based on a number of factors, including past transaction history and the creditworthiness of the customer. Generally, collateral or other security is not requested from customers.

Most sales arrangements do not generally include acceptance clauses. However, if a sales arrangement includes an acceptance provision, acceptance occurs upon the earliest of the receipt of a written customer acceptance or the expiration of the acceptance period. For these sales arrangements, the sale is recognized when acceptance occurs.

Revenue for extended warranties is recognized on a straight-line basis over warranty period.

ALLOWANCE FOR DOUBTFUL ACCOUNTS. We estimate collectibility of accounts receivable on an ongoing basis by reviewing balances outstanding over a certain period of time. We determine our allowance for doubtful accounts receivable based on our historical accounts receivable collection experience and on the information that we have about the status of our accounts receivable balances. If the financial conditions of our customers deteriorate, resulting in an impairment of their ability to make required payments, additional allowance may be required, which could adversely affect our future results.

ALLOWANCE FOR EXCESS AND OBSOLETE INVENTORIES. We state our inventories at the lower of cost, determined on an average cost basis and replacement cost or net realizable value, and provide reserves for excess and obsolete inventories. We determine our reserves for excess and obsolete inventories based on the quantities we have on hand versus expected needs for these inventories, so as to support future sales of our products. It is possible that additional inventory reserves may occur if future sales are less than our forecasts or if there is a significant shift in product mix compared to our forecasts, which could adversely affect our future results.

                                                  13 | 2004 Annual Report | EXFO


RESEARCH AND DEVELOPMENT TAX CREDITS AND GOVERNMENT GRANTS. We record research and development tax credits and government grants based on our interpretation of tax laws and grant programs, especially regarding related eligible projects and expenses, and when there is reasonable assurance that we have complied and will continue to comply with all conditions and laws. Also, our judgment and estimates are based on historical experience. It is possible, however, that the tax authorities have a different interpretation of laws and application of conditions related to the programs or that we do not comply with all conditions related to grants in the future, which could adversely affect our future results. Furthermore, a large part of our tax credits are refundable against income taxes payable, causing their ultimate realization to be dependent upon the generation of taxable income. If we obtain information that causes our forecast of future taxable income to change or if actual taxable income differs from our forecast, we may have to revise the carrying value of these tax credits, which would affect our results in the period in which the change was made. We review the recoverability of such tax credits on a quarterly basis.

IMPAIRMENT OF LONG-LIVED-ASSETS AND GOODWILL. We assess impairment of goodwill on an annual basis, or more frequently, if events or circumstances occur that more likely than not reduce the fair value of a reporting unit below its carrying value. Goodwill impairment exists when the carrying value of a reporting unit exceeds its fair value. The fair value of a reporting unit is determined based on a combination of discounted cash flows and a market approach. The amount of impairment loss, if any, is the excess of the carrying value of goodwill over its fair value.

We assess impairment of long-lived assets when events or circumstances indicate that costs may not be recoverable. Impairment exists when the carrying value of the asset is greater than the pre-tax undiscounted future cash flows expected to be provided by the asset. The amount of impairment loss, if any, based on the recoverability test, is the excess of the carrying value over its fair value. We assess fair value of intangible assets based on discounted future cash flows.

FUTURE INCOME TAXES. We account for income taxes using the liability method of tax allocation. Under this method, future income tax assets and liabilities are determined based on deductible or taxable temporary differences between financial statement values and tax values of assets and liabilities, using enacted income tax rates for the years in which the differences are expected to reverse. In assessing the recoverability of our future income tax assets, we consider whether it is more likely than not that some or all of the future income tax assets will not be realized. The ultimate realization of certain future income tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences will become deductible. As at August 31, 2004, we had established a full valuation allowance against our future income tax assets. The valuation allowance will be reversed once management will have concluded that realization of future income tax assets is more likely than not.

During fiscal 2004, we also adopted the following new Canadian Institute of Chartered Accountants (CICA) handbook section and guideline:

  o    Section 3870, "Stock-Based Compensation and Other Stock-Based Payments"

  o    Accounting Guideline 13, "Hedging Relationship"

On September 1, 2004, we adopted new CICA handbook sections 1100 and 1400, "Generally Accepted Accounting Principles" and "General Standards of Financial Statements Presentation".

Please refer to note 2 to our consolidated financial statements included elsewhere in this Annual Report for further information about these new standards and their impact on our financial statements.

14 | 2004 Annual Report | EXFO


RESULTS OF OPERATIONS

The following table sets forth certain Canadian GAAP consolidated financial statements data in thousands of US dollars, except per share data, and as a percentage of sales for the years indicated:

CONSOLIDATED STATEMENTS OF EARNINGS DATA:        2004          2003            2002          2004          2003         2002
--------------------------------------------------------------------------------------------------------------------------------
Sales                                       $  74,630     $  61,930      $   68,330         100.0 %       100.0 %      100.0 %
Cost of sales(1)                               34,556        36,197          52,366          46.3          58.4         76.6
--------------------------------------------------------------------------------------------------------------------------------
Gross margin                                   40,074        25,733          15,964          53.7          41.6         23.4
--------------------------------------------------------------------------------------------------------------------------------
Operating expenses
  Selling and administrative                   25,890        26,991          33,881          34.7          43.6         49.6
  Net research and development                 12,390        15,879          12,782          16.6          25.6         18.7
  Amortization of property, plant and           4,935         5,210           5,096           6.6           8.4          7.4
  equipment(2)
  Amortization of intangible assets(2)          5,080         5,676          12,451           6.8           9.2         18.3
  Impairment of long-lived assets and             620         7,427          23,657           0.8          12.0         34.6
  goodwill
  Restructuring and other charges               1,729         4,134           2,880           2.3           6.7          4.2
--------------------------------------------------------------------------------------------------------------------------------
Total operating expenses                       50,644        65,317          90,747          67.8         105.5        132.8
--------------------------------------------------------------------------------------------------------------------------------
Loss from operations                          (10,570)      (39,584)        (74,783)        (14.1)        (63.9)      (109.4)
Interest and other income                       1,438         1,245           1,456           1.9           2.0          2.1
Foreign exchange loss                            (278)       (1,552)           (458)         (0.4)         (2.5)        (0.7)
--------------------------------------------------------------------------------------------------------------------------------
Loss before income taxes and amortization      (9,410)      (39,891)        (73,785)        (12.6)        (64.4)      (108.0)
  and write-down of goodwill
Income taxes                                     (986)       15,059         (25,451)         (1.3)         24.3        (37.3)
--------------------------------------------------------------------------------------------------------------------------------
Loss before amortization and                   (8,424)      (54,950)        (48,334)        (11.3)        (88.7)       (70.7)
write-down of goodwill
Amortization of goodwill                            -             -          38,021             -             -         55.7
Write-down of goodwill                              -             -         222,169             -             -        325.1
Net loss for the year                       $  (8,424)    $ (54,950)     $ (308,524)        (11.3) %      (88.7)%     (451.5) %
--------------------------------------------------------------------------------------------------------------------------------
Basic and diluted net loss per share        $   (0.13)    $   (0.87)     $    (5.09)
--------------------------------------------------------------------------------------------------------------------------------
Segment information (3)
  Sales:
  Telecom Division                          $  58,882     $  48,753      $   54,452          78.9 %        78.7 %       79.7 %
  Photonics and Life Sciences Division         15,748        13,177          13,878          21.1 %        21.3 %       20.3 %
--------------------------------------------------------------------------------------------------------------------------------
                                            $  74,630     $  61,930      $   68,330         100.0 %       100.0 %      100.0 %
--------------------------------------------------------------------------------------------------------------------------------
Operating loss:
  Telecom Division                          $  (5,557)    $       -      $        -          (7.4)%           - %          - %
  Photonics and Life Sciences Division         (5,013)            -               -          (6.7)            -            -
--------------------------------------------------------------------------------------------------------------------------------
                                            $ (10,570)    $       -      $        -         (14.1)%           - %          - %
--------------------------------------------------------------------------------------------------------------------------------
Research and development data:
  Gross research and development            $  15,668     $  17,133      $   17,005          21.0 %        27.7 %       24.9 %
  Net research and development              $  12,390     $  15,879      $   12,782(1)       16.6 %        25.6 %       18.7 %
--------------------------------------------------------------------------------------------------------------------------------
OTHER STATEMENTS OF EARNINGS DATA
  (UNAUDITED): (4)
Pro forma net loss                          $  (1,952)    $ (10,879)     $  (10,702)         (2.6)%       (17.6)       (15.7)
Basic and diluted pro forma net loss        $   (0.03)    $   (0.17)     $    (0.18)
per share
--------------------------------------------------------------------------------------------------------------------------------
BALANCE SHEETS DATA:
Total assets                                $ 172,791     $ 146,254      $  177,926
-------------------------------------------------------------------------------------------------------------------------------

(1) Including inventory write-offs of nil, $4,121 and $18,463 for the years ended August 31, 2004, 2003 and 2002, respectively, and an unusual gain of $473 for the year ended August 31, 2003. Excluding inventory write-offs and the unusual gain, gross margin would have reached 47.4% for the year ended August 31, 2003. Excluding inventory write-offs, gross margin would have reached 50.4% for the year ended August 31, 2002. This latter information is unaudited and is a non-GAAP measure. The cost of sales is exclusive of amortization, shown separately below.
(2) Certain comparative figures were reclassified to conform to the current-year presentation.
(3) Comparative information for the loss from operations is not available and is impracticable to determine.
(4) Net loss excluding stock-based compensation costs, amortization and write-down of goodwill, unusual tax recovery, future income tax assets valuation allowance and the after-tax effect of amortization of intangible assets, impairment of long-lived assets, restructuring and other charges, inventory and tax credit write-offs and unusual grants recovery. This information may not be comparable to similarly titled measures reported by other companies because it is non-GAAP information. Please refer to page 20 of this Annual Report for a detailed quantitative reconciliation.

                                                  15 | 2004 Annual Report | EXFO


SALES

FISCAL 2004 VS. 2003

In fiscal 2004, our global sales increased 20.5% to $74.6 million from $61.9 million in 2003, with a 79%-21% split in favor of our Telecom Division.


                              [BAR CHART OMITTED]

                              SALES (IN MILLIONS)

                             2004            74.6
                             2003            61.9
                             2002            68.3
                             2001           146.0
                             2000            71.6


TELECOM DIVISION

In fiscal 2004, sales of our Telecom Division increased 20.8% to $58.9 million from $48.8 million in 2003. In 2004, despite a relatively stable carrier spending environment, compared to the previous year, we continued to gain market share, which helped us increase our sales year-over-year. We believe these market-share gains are mainly attributable to our optical field-testing products, which represent our traditional core business, since sales of our protocol-layer test solutions represented just over 10% of our Telecom sales in fiscal 2004. In addition, we benefited from a slight recovery in the telecom system and optical manufacturing markets. Finally, revenues from FTTP test solutions were higher than expected, especially with a tier-one customer, which contributed to our sales increase.

The current protocol-layer test market proves to be highly competitive as it prepares for deployment of next-generation SONET/SDH and new IP-intensive architectures. We remain confident that the solid product portfolio we are building for this crucial end-market will lead to long-term growth for EXFO.

Over the last few months, we have also been offering new and enhanced extended-warranty programs, which have significantly increased extended-warranty sales. Revenues from these sales are deferred and recognized over the warranty period, causing our deferred revenue to increase year-over-year.

PHOTONICS AND LIFE SCIENCES DIVISION

In fiscal 2004, sales of our Photonics and Life Sciences Division increased 19.5% to $15.7 million from $13.2 million in 2003. The increase in sales is due to the greater demand for our high-tech industrial manufacturing solutions.

Overall, for the two divisions, net accepted orders increased 34.6% to $75.0 million in fiscal 2004 from $55.7 million in 2003. Our net book-to-bill ratio rose to 1.00 in fiscal 2004, from 0.90 in 2003.

For the upcoming quarters, we expect the sales split between the two divisions to remain in the same ranges as for fiscal 2004.

FISCAL 2003 VS. 2002

In fiscal 2003, our global sales decreased 9.4% to $61.9 million from $68.3 million in 2002, with a 79%-21% split in favor of our Telecom Division.

TELECOM DIVISION

In fiscal 2003, sales of our Telecom Division decreased 10.5% to $48.8 million from $54.5 million in 2002. Most of the decrease is attributable to the collapsed market for optical components and the resulting gray market. Also, increased pricing pressure by vendors and the continued slowdown in the global telecommunications industry affected our sales. However, despite depressed spending levels in the telecommunications industry, our sales of field-testing products increased 3%, compared to 2002, mainly because of heightened traction in the protocol-layer testing sector.

PHOTONICS AND LIFE SCIENCES DIVISION

In fiscal 2003, sales of our Photonics and Life Sciences Division decreased 5.1% to $13.2 million from $13.9 million in 2002. The markets addressed by this division are relatively stable, thus explaining the relative stability in this division's sales year-over-year.

GEOGRAPHIC DISTRIBUTION

During fiscal 2004 and 2003, sales to the Americas, Europe-Middle East-Africa
(EMEA) and Asia-Pacific (APAC) accounted for 66%, 18% and 16% of global sales, respectively. During 2002, sales to the Americas, EMEA and APAC accounted for 61%, 20% and 19% of global sales, respectively.

The geographic distribution of our sales remained unchanged as a percentage of sales in fiscal 2004, compared to 2003, since all geographic areas had the same growth level.

In fiscal 2003, sales to the Americas stayed relatively stable in dollars compared to 2002, while sales to the EMEA and APAC markets decreased year-over-year. The EMEA market was the most affected by the downturn in the telecommunications industry, which caused our sales to this market to decrease year-over-year. In addition, most of our sales to the APAC market are made through tenders, which may vary in number and significance from period to period. Finally, the SARS outbreak also affected our sales to this market to some extent.

Through our two divisions, we sell our products to a broad range of customers, including network service providers, optical component and system manufacturers, as well as high-tech industrial manufacturers and research and development laboratories. During fiscal 2004, we had only one customer that accounted for more than 10% of sales, representing 13.8% of sales ($10.3 million). During that same year, our top three customers accounted for 20.8% of our sales. During 2003, no customer accounted for more than 10% of our sales. In fiscal 2002, we had one customer that accounted for more than 10% of sales, with 10.2% ($7.0 million).

16 | 2004 Annual Report | EXFO


GROSS MARGIN

Gross margin amounted to 53.7%, 41.6% and 23.4% of sales for fiscal 2004, 2003 and 2002, respectively.

                            [BAR CHART OMITTED]

                              2004     53.7%
                              2003     41.6%
                              2003     47.4% Pro Forma*
                              2002     23.4%
                              2002     50.4% Pro Forma**
                              2001     61.5%
                              2000     64.6%

                        * Excluding inventory write-offs
                          of $4.1 million and an unusual
                          gain of $473,000
                       ** Excluding inventory write-offs
                          of $18.5 million


FISCAL 2004 VS. 2003

In fiscal 2003, we recorded write-offs for excess and obsolete inventories of $4.1 million and an unusual gain of $473,000 related to a grant recovery. Excluding these special items, gross margin would have reached 47.4% of sales for that year. The increase in our gross margin in fiscal 2004, compared to 2003, can be explained by several factors. First, the rise in sales (20.5% year-over-year) undoubtedly helped increase our gross margin. Increased manufacturing activities allowed us to better absorb our fixed manufacturing costs. In addition, our cost-reduction measures, the consolidation of manufacturing sites and our enhanced efficiency further contributed to the increase in gross margin. However, a stronger Canadian dollar, compared to the US dollar year-over-year, prevented us, to some extent, from further improving our gross margin as some cost of sales elements are denominated in Canadian dollars.

FISCAL 2003 VS. 2002

In fiscal 2002, we also recorded write-offs for excess and obsolete inventories of $18.5 million. Excluding these special charges, our gross margin would have reached 50.4% of sales. The decrease in our gross margin in fiscal 2003, compared to 2002, on an adjusted basis, is attributable to several factors. First, the market condition and competitive landscape inevitably led to increased pricing pressure. This, combined with a lower sales level in fiscal 2003, prevented a better absorption of our fixed manufacturing costs, which ultimately caused margin erosion. In addition, shift in product mix in favor of our field-testing products caused our gross margin to decrease, as these products tend to have lower margins than our modular and benchtop products. However, the decrease in our gross margin was offset in part by our increased efficiency and restructuring efforts in 2002 and 2003.

OUTLOOK FOR FISCAL 2005

Considering the current state of the telecommunications industry, our recent cost-cutting measures, our tight control on operating costs as well as our expected sales growth, we believe that our gross margin will improve in fiscal 2005. However, our gross margin may fluctuate quarter-over-quarter as our sales may fluctuate. Furthermore, our gross margin can be negatively affected by increased competitive pricing pressure, increased obsolescence costs, shifts in product mix, under-absorption of fixed manufacturing costs and increases in product offerings by other suppliers in our industry. Finally, the expected increased strength of the Canadian dollar should have, to some extent, a negative impact on our gross margin in 2005.


SELLING AND ADMINISTRATIVE

Selling and administrative expenses were $25.9 million, $27.0 million and $33.9 million for fiscal 2004, 2003 and 2002, respectively. As a percentage of sales, selling and administrative expenses amounted to 34.7%, 43.6% and 49.6% for fiscal 2004, 2003 and 2002, respectively.

                            [BAR CHART OMITTED]
                            SALES (IN MILLIONS)

                             2004       25.9
                             2003       27.0
                             2002       33.9
                             2001       45.0
                             2000       23.6

FISCAL 2004 VS. 2003

In fiscal 2004, thanks to our restructuring actions and tight cost-control measures, we were able to reduce our selling and administrative expenses by 4% year-over-year, while our sales increased 20.5% in that same period. However, several factors prevented us from further reducing these expenses year-over-year. A higher sales volume in fiscal 2004, compared to 2003, caused our commission and marketing expenses to increase. In addition, since September 1, 2003, we account for non-cash stock-based compensation costs related to awards granted to our employees, which caused our selling and administrative expenses to increase $265,000 year-over-year. Furthermore, in fiscal 2003, we recorded an unusual gain of $239,000 related to a grant recovery. Finally, a stronger Canadian dollar, compared to the US dollar year-over-year, further increased our selling and administrative expenses, as some of these are incurred in Canadian dollars.

FISCAL 2003 VS. 2002

In fiscal 2003, as a result of our restructuring plans implemented in 2002 and 2003, we were able to significantly reduce our selling and administrative expenses year-over-year (20%). Also, the decrease in sales in fiscal 2003 resulted in lower commission and marketing expenses during that year. Finally, in 2003, as mentioned above, we recorded an unusual gain of $239,000 related to a grant recovery. However, this significant decrease in our selling and administrative expenses was offset in part by the impact of the acquisitions of EXFO Protocol and EXFO Gnubi in November 2001 and October 2002, respectively. Also, the increased strength of the Canadian dollar, compared to the US dollar, in fiscal 2003, prevented us from further reducing our selling and administrative expenses, as some of these are incurred in Canadian dollars.

OUTLOOK FOR FISCAL 2005

For fiscal 2005, we expect our selling and administrative expenses to increase in dollars and be relatively stable as a percentage of sales. In particular, we expect our commission expenses to increase as sales volume increases. Also, considering our goal of becoming the leading player in the telecom test and measurement space, we will intensify our sales and marketing efforts, both domestic and international, which will also cause our expenses to rise. Finally, the expected increased strength of the Canadian dollar should also cause our selling and administrative expenses to increase, as some of these are incurred in Canadian dollars.

                                                  17 | 2004 Annual Report | EXFO


RESEARCH AND DEVELOPMENT

Gross research and development expenses totaled $15.7 million, $17.0 million, $17.0 million for fiscal 2004, 2003 and 2002, 25 respectively. As a percentage of sales, gross research and development expenses amounted to 21.0%, 27.7% and 24.9% for fiscal 2004, 2003 and 2002, respectively.


                            [BAR CHART OMITTED]
                             SALES (IN MILLIONS)

                              2004     15.7%
                              2003     17.1%
                              2002     17.0%
                              2001     17.6%
                              2000      9.4%


FISCAL 2004 VS. 2003

The decrease in our gross research and development expenses in fiscal 2004, compared to 2003, both in dollars and as percentage of sales can be explained by several factors. First, our restructuring actions, the consolidation of our protocol operations in Montreal, as well as tight cost-control measures, contributed to the reduction of our gross research and development expenses year-over-year. In addition, we refocused our research and development activities in our Photonics and Life Sciences Division. Finally, mix and timing of our research and development projects, especially in our Telecom Division, caused our gross research and development expenses to decrease year-over-year. On the other hand, a stronger Canadian dollar, compared to the US dollar year-over-year, increased our gross research and development expenses, as most of these are incurred in Canadian dollars.

Although we reduced our gross research and development expenses year-over-year, we still invested significantly in research and development activities in fiscal 2004, mainly in our Telecom Division for IP-based convergence and FTTP deployments. We firmly believe that innovation and new product introductions are the key to gaining market share in the current economic environment and to ensuring the long-term growth and profitability of the company. As mentioned above, in fiscal 2004, we launched 20 new products, including several aimed at establishing leadership in the emerging FTTP market and others dedicated to expanding our life sciences product portfolio.

FISCAL 2003 VS. 2002

In fiscal 2003, our dollar-amount gross research and development expenses remained flat compared to 2002. The savings related to our restructuring actions were fully offset by the impact of the acquisitions of EXFO Protocol and EXFO Gnubi, which carried out a significant level of research and development activities, and by the strength of the Canadian dollar, compared to the US dollar, since a large portion of our R&D expenses are incurred in Canadian dollars. The percentage increase in fiscal 2003, compared to 2002, can be explained by the fact that despite challenging market conditions, we continued investing heavily in research and development, especially in the protocol-layer sector. In fact, in 2003, we launched 15 new products, most of which were telecom-related solutions.

Tax credits and grants from the Canadian federal and provincial governments for research and development activities were $3.3 million, $3.6 million and $4.2 million for fiscal 2004, 2003 and 2002, respectively. The decrease in our tax credits and government grants in fiscal 2004, compared to 2003, is mainly related to the decrease in our eligible gross research and development expenses incurred in Canada, since we were entitled to similar tax credits year-over-year. The decrease in tax credits and grants in fiscal 2003, compared to 2002, is due to several reasons. First, our government grant programs came to an end. Second, the acquisition of U.S.-based EXFO Gnubi, early in 2003, led to a larger portion of our R&D activities being conducted in the U.S., where such activities are not eligible for tax credits. Finally, we did not record Canadian federal tax credits for EXFO Protocol in the fourth quarter of 2003 because it was more likely than not that those credits would be recovered in the medium term.

Also, in fiscal 2003, we wrote off $2.3 million of Canadian federal tax credits because it was more likely than not that these credits would not be recoverable. These tax credits can be carried forward against future years' taxable income over the next nine years.

OUTLOOK FOR FISCAL 2005

During fiscal 2005, we expect to continue investing significantly in research and development activities, reflecting our focus on innovation, our desire to gain market share and our goal to exceed customer needs and expectations.


AMORTIZATION OF INTANGIBLE ASSETS

In conjunction with the business combinations we completed over the past few years, we recorded intangible assets, primarily consisting of core technology. These intangible assets resulted in amortization expenses of $5.1 million, $5.7 million and $12.5 million for fiscal 2004, 2003 and 2002, respectively. The decrease in amortization expenses in fiscal 2004, compared to 2003, is the result of the $2.9 million impairment charge recorded in the third quarter of fiscal 2003. The decrease in amortization expenses in fiscal 2003, compared to 2002, is the result of the impairment charge recorded in 2003, as discussed above, and the significant impairment charge of $23.7 million recorded in 2002. Also, acquired in-process R&D was fully amortized at the end of 2002, which reduced amortization expenses in 2003.

OUTLOOK FOR FISCAL 2005

For fiscal 2005, we expect the amortization of intangible assets to approximate $1.1 million per quarter, assuming no acquisitions are made during that time.


IMPAIRMENT OF LONG-LIVED ASSETS AND GOODWILL

FISCAL 2002

In May 2002, as part of our review of financial results, we performed an assessment of the carrying value of goodwill and intangible assets recorded in conjunction with the acquisitions of EXFO Burleigh Products Group Inc. (EXFO Burleigh), EXFO Photonic Solutions Inc. (EXFO Photonic Solutions) and EXFO Protocol Inc. (EXFO Protocol). The assessment was performed because of the severe and continued downturn in the telecommunications industry, the persisting unfavorable market conditions affecting our subsidiaries' industries and the decline in technology valuations. The growth prospects for our subsidiaries were significantly lower than previously expected and less than those of historical periods. In addition, the decline in market conditions affecting the subsidiaries was significant and other than temporary. As a result, we concluded that the carrying value of goodwill and certain acquired intangible assets was impaired and we recorded a charge of $222.2 million to write down a significant portion of goodwill and a pre-tax charge of $23.7 million to write down a significant portion of acquired core technology. Of the total impairment charge of $245.8 million, $125.0 million was related to EXFO Burleigh for goodwill and acquired core technology, $71.5 million was related to EXFO Photonic Solutions for goodwill and acquired core technology and $49.3 million was related to EXFO Protocol for goodwill.

The impairment charge was calculated based upon the then-existing accounting rules and represented the excess of the carrying value of the assets over the pre-tax undiscounted future cash flows. The pre-tax undiscounted future cash flows were estimated at the subsidiaries' level, since we had distinct cash flows for each of them and because they were not fully integrated into our activities. The cash flow periods used ranged from three to five years and the annual growth rates ranged between 15% and 30%.

18 | 2004 Annual Report | EXFO


FISCAL 2003

In May 2003, we performed our annual impairment test of goodwill for all our reporting units, except for newly acquired EXFO Gnubi. Also, considering market conditions in the telecommunications industry and the persisting unfavorable conditions affecting our subsidiaries' industries, we reviewed the carrying value of intangible assets related to these reporting units, consisting primarily in acquired core technology.

As a result of this assessment, we concluded that the carrying value of goodwill related to EXFO Burleigh and the carrying value of intangible assets related to EXFO Burleigh and EXFO Photonic Solutions were impaired and we recorded an impairment charge of $4.5 million to write down goodwill and a pre-tax impairment charge of $2.9 million to write down acquired core technology. Of the total impairment charge of $7.4 million, $6.9 million was related to EXFO Burleigh for goodwill and acquired core technology and $555,000 was related to EXFO Photonic Solutions for acquired core technology.

The write-down of goodwill and acquired core technology of EXFO Burleigh was required, considering that we exited the optical component manufacturing automation business, whose revenue potential represented a long-term prospect. The write-down of acquired core technology from EXFO Photonic Solutions was required because revenue potential related to this long-lived asset was less than expected in the short and medium term due to the state of the market at the time.

However, no impairment of goodwill and intangible assets was required for EXFO Protocol since we believed that revenue potential from the protocol-layer testing market will remain strong in the short and medium term.

For the purposes of estimating fair values, we used a combination of discounted future cash flows and a market approach (sales multiples). The discounted future cash flows were estimated using periods ranging between eight and ten years, discount rates ranging between 15% and 20%, and an annual growth rate ranging between nil and 35%. The sales multiples used in the market approach ranged between 0.7 and 2.3. The assumptions used reflected our best estimates.

FISCAL 2004

In May 2004, we performed our annual impairment test and concluded that goodwill was not impaired. Goodwill will be reviewed for impairment in May 2005, or prior to that date if events or circumstances occur that more likely than not reduce the fair value of a reporting unit below its carrying value.

Also, at the end of fiscal 2004, we reviewed the carrying value of one of our buildings that was put up for sale and we concluded that the building was impaired. We recorded an impairment charge of $620,000, representing the excess of the carrying value of the building over its expected selling price. The building did not meet the criteria of CICA handbook section 3475, "Disposal of Long-Lived Assets and Discontinued Operations", because it was not available for sale in its existing condition. Consequently, it was not shown as a long-lived asset held for sale in the balance sheet as at August
31, 2004. The decision to sell this building was made in order to consolidate our Quebec city manufacturing operations in a single location, which will allow us to increase efficiency and reduce costs. This building reports to our Telecom Division.

After the end of fiscal 2004, we received a formal offer to buy this building; the offer is conditional upon the usual building inspections. The sale price proposed in the offer represents the fair value used by management to determine the decrease in the value of the building as at August 31, 2004.

RESTRUCTURING AND OTHER CHARGES

FISCAL 2002

In fiscal 2002, we implemented restructuring plans to reduce our costs. Under these plans, we recorded charges of $2.9 million, including $2.0 million in severance expenses for the 350 employees who were terminated throughout the company and $868,000 for impaired long-lived assets.

FISCAL 2003

In fiscal 2003, we implemented an additional restructuring plan to realign our cost structure to market conditions. Under that plan, we recorded additional charges of $4.1 million, including $2.8 million in severance expenses for the 172 employees who were terminated throughout the company, $512,000 for impaired long-lived assets and $855,000 for future payments on exited leased facilities located around the world. Our estimation of the fair value of such future payments took into account the estimated sublease rentals over the remaining terms of the exited leases.

FISCAL 2004

In fiscal 2004, the Board of Directors approved a restructuring plan to consolidate EXFO Burleigh's operations, transferring them mainly to EXFO Photonic Solutions facilities in Toronto. The consolidation process started in August 2004 and should extend through the first two quarters of fiscal 2005. We estimate that the overall costs to be incurred under this plan should amount to $2.7 million during the implementation period. From this amount, $772,000, representing severance expenses, was recorded in fiscal 2004 for the layoff of all employees of EXFO Burleigh. In addition, we recorded an impairment charge of $1.3 million, mainly for the building. We expect to incur most of the remaining $667,000 during the first two quarters of fiscal 2005 for different types of consolidation expenses such as training, recruiting and other special termination benefits.

The EXFO Burleigh building is for sale in its present condition and we expect to sell the property within the next twelve months. Consequently, as per CICA handbook section 3475, "Disposal of Long-Lived Assets and Discontinued Operations", the building has been shown in the balance sheet as a long-lived asset held for sale. The fair value used to determine the impairment charge for the building represents our best estimate of its selling price based upon the municipal valuation. Since September 1, 2004, this building will cease to be amortized.

Expenses incurred in relation with our restructuring plans have been recorded in the restructuring and other charges in the statements of earnings of the reporting years.

Our cost-reduction measures represented our best efforts to respond to the difficult market conditions of the past years and we expect that they will lead us to profitability on a pro-forma basis in fiscal 2005. However, these efforts may be inappropriate or insufficient. Our actions in this regard may not be successful in achieving the cost reductions or other benefits expected, may be insufficient to align our cost structure to market conditions, or may be more costly or extensive than anticipated.


INTEREST AND OTHER INCOME

Our interest income mainly resulted from our short-term investments, less interests and bank charges. Interest and other income amounted to $1.4 million, $1.2 million and $1.5 million for fiscal 2004, 2003 and 2002, respectively. In fiscal 2004, we recorded a one-time revenue of $265,000 for the sale of non-core technologies. Without this one-time revenue, interest and other income would have been relatively flat year-over-year.

We expect our interest income to slightly increase in fiscal 2005 as our cash position increased during 2004 following our public offering in February 2004.

                                                  19 | 2004 Annual Report | EXFO


FOREIGN EXCHANGE LOSS

Foreign exchange loss amounted to $278,000, $1.6 million and $458,000 for fiscal 2004, 2003 and 2002, respectively.

Foreign exchange gains and losses are the result of the translation of operating activities denominated in currencies other than the Canadian dollar. In fiscal 2004, the Canadian dollar fluctuated less than in the previous year, resulting in a smaller foreign exchange loss during that year, compared to 2003. In fiscal 2003, the Canadian dollar value increased significantly through the year, compared to the US dollar, resulting in a significant exchange loss during that year.

We manage our exposure to currency risk with forward exchange contracts. In addition, some of our Canadian entities' operating activities are denominated in currencies other than the Canadian dollar, which further hedges this risk.


INCOME TAXES

Our income tax recovery was $986,000 for fiscal 2004, compared to an income tax expense of $15.1 million in 2003 and an income tax recovery of $25.5 million in 2002.

The income tax recovery recorded in fiscal 2004 is mainly due to the $1.4 million unusual income tax recovery recorded during that year, offset in part by income taxes payable in some specific tax jurisdictions. The unusual tax recovery was due to the receipt, during that period, of income taxes paid in previous periods following the reception of a tax assessment.

Since the third quarter of fiscal 2003, we have been recording a full valuation allowance against our future income tax assets. In fiscal 2003, considering market conditions as well as the fact that we recorded losses for fiscal 2003 and the previous year, we concluded that it is more likely than not that these assets would not be recovered and that a full valuation allowance was required. Even though the carrying periods of our future income tax assets were very long or indefinite, we recorded a full valuation allowance against our future income tax assets, mainly related to the parent company, EXFO Protocol and EXFO Burleigh. Future income tax assets written off consisted mainly in deferred tax losses, research and development expenses, share issue expenses as well as non-deductible provisions and accruals. In fiscal 2004, we also recorded a full valuation allowance on new future income tax assets created during the year. Please refer to note 15 to our consolidated financial statements included elsewhere in this Annual Report for details about our future income tax assets and valuation allowance.

The valuation allowance will be reversed once management concludes that realization of future income tax assets is more likely than not. Consequently, our future periods' income tax rates will be distorted compared to history rates.


AMORTIZATION OF GOODWILL

In conjunction with the business combinations completed over the past few years, we have recorded goodwill. The goodwill related to the acquisitions of EXFO Burleigh and EXFO Photonic Solutions was amortized over five years until August 31, 2002. This resulted in amortization expenses of $38.0 million in fiscal 2002. The acquisitions of EXFO Protocol and EXFO Gnubi have been accounted for using new accounting standards contained in CICA handbook sections 1581, "Business Combinations" and 3062, "Goodwill and Other Intangible Assets" and, consequently, goodwill resulting from these acquisitions was not amortized.

Since September 1, 2002, goodwill related to the acquisitions of EXFO Burleigh and EXFO Photonic Solutions is no longer amortized under new accounting standards. Consequently, we no longer have amortization expenses for goodwill.


NET LOSS AND PRO FORMA NET LOSS

Net loss amounted to $8.4 million, $55.0 million and $308.5 million in fiscal 2004, 2003 and 2002, respectively. In terms of per share amounts, we recorded a net loss of $0.13, $0.87 and $5.09 in fiscal 2004, 2003 and 2002, respectively.

Also, as a measure to assess financial performance, we use pro forma net loss and pro forma net loss per share. Pro forma net loss represents net loss excluding stock-based compensation costs, amortization and write-down of goodwill, unusual tax recovery, future income tax assets valuation allowance and the after-tax effect of amortization of intangible assets, impairment of long-lived assets, restructuring and other charges, inventory and tax credits write-offs and unusual grants recovery.

Pro forma net loss amounted to $2.0 million, $10.9 million and $10.7 million in fiscal 2004, 2003 and 2002, respectively. In terms of pro forma per share amounts, we recorded a net loss of $0.03, $0.17 and $0.18 in fiscal 2004, 2003 and 2002, respectively.

20 | 2004 Annual Report | EXFO


Pro forma net loss is reconciled as follows:

YEARS ENDED AUGUST 31,                                                        2004               2003                2002
--------------------------------------------------------------------------------------------------------------------------
                                                                        (UNAUDITED)        (UNAUDITED)         (UNAUDITED)

Net loss according to GAAP                                            $     (8,424)        $  (54,950)        $  (308,524)

Pro forma adjustments:
Stock-based compensation costs                                                 449                  -                   -
Amortization and write-down of goodwill                                          -              4,505             260,190
Amortization of intangible assets                                            5,080              5,676              12,451
Tax effect on amortization of intangible assets                                  -             (2,031)             (4,296)
Impairment of long-lived assets                                                620              2,922              23,657
Tax effect on impairment of long-lived assets                                    -             (1,046)             (8,161)
Restructuring and other charges and inventory and tax credit
write-offs                                                                   1,729             10,549              21,343
Tax effect on restructuring and other charges and inventory and tax
credit write-offs                                                                -             (3,777)             (7,362)
Unusual tax and grants recovery                                             (1,406)            (1,357)                  -
Tax effect on unusual grants recovery                                            -                245                   -
Future income tax assets valuation allowance                                     -             28,385                   -
--------------------------------------------------------------------------------------------------------------------------
Pro forma net loss                                                    $     (1,952)        $  (10,879)        $   (10,702)

Basic and diluted net loss per share                                  $      (0.13)        $    (0.87)        $     (5.09)
Basic and diluted pro forma net loss per share                        $      (0.03)        $    (0.17)        $     (0.18)


We provide pro forma financial information in order to provide supplemental information regarding our results of operations and to enhance our investors' overall understanding of our core financial performance and our prospects for the future. We believe that our investors benefit from seeing our results through the eyes of management in addition to seeing the GAAP information. This non-GAAP information facilitates management's comparison of current results with the company's historical results of operations and with those of our peers. This information is not in accordance with, or an alternative to, GAAP and may not be comparable to similarly titled measures reported by other companies.


LIQUIDITY AND CAPITAL RESOURCES

We finance our operations and meet our capital expenditure requirements mainly through cash flows from operating activities, the use of our cash and short-term investments as well as the issuance of subordinate voting shares.

In fiscal 2004, pursuant to a public offering in Canada, we issued 5,200,000 million subordinate voting shares for net proceeds of $29.2 million (Cdn$38.4 million) after deducting underwriting commissions of $1.2 million (Cdn$1,600,000). These net proceeds will be used for working capital and other general corporate purposes, including potential acquisitions, although we currently have no commitments or agreements regarding any acquisitions. Cash flows provided by financing activities in fiscal 2004 are attributable to the net proceeds of this offering.

One of the four main objectives of our strategic plan for fiscal 2004 was to maintain a sound financial position. We believe that such an objective is in line with a strong cash position and working capital. As at August 31, 2004, cash and short-term investments consisted of $89.1 million, while our working capital was at $115.1 million. Our cash and short-term investments increased $31.8 million in fiscal 2004, compared to 2003, mainly due to the net proceeds of the public offering of $29.2 million, the cash flows from operating activities of $751,000 as well as an unrealized foreign exchange gain of $2.9 million on cash and short-term investments. However, this increase was partially offset by the cash payment of $1.1 million for the purchase of property, plant and equipment as well as intangible assets. The unrealized foreign exchange gain resulted from the translation, in US dollars, of our Canadian-dollar-denominated cash and short-term investments and was recorded in the cumulative translation adjustment in the balance sheet.

We believe that our cash balances and short-term investments, combined with an available line of credit of $4.8 million, will be sufficient to meet our liquidity and capital requirements for the foreseeable future. However, possible additional operating losses and/or possible investment in or acquisition of complementary businesses, products or technologies may require additional financing. There can be no assurance that additional debt or equity financing will be available when required or, if available, that it can be secured on satisfactory terms. Our line of credit bears interest at prime rate.

The following table summarizes our commitments as at August 31, 2004:

                                                                                                   2009 AND
YEARS ENDING AUGUST 31,           2005             2006            2007             2008              LATER             TOTAL
-------------------------------------------------------------------------------------------------------------------------------
Long-term debt              $  121,000       $  135,000       $ 146,000        $  51,000         $        -        $  453,000
Operating leases               938,000          875,000         780,000          484,000          1,305,000         4,382,000
-------------------------------------------------------------------------------------------------------------------------------
Total commitments           $1,059,000       $1,010,000       $ 926,000        $ 535,000         $1,305,000        $4,835,000
===============================================================================================================================

                                                  21 | 2004 Annual Report | EXFO


OPERATING ACTIVITIES

Cash flows provided by operating activities amounted to $751,000 in fiscal 2004, compared to $5.6 million in 2003 and cash flows used of $8.7 million in 2002.

Cash flows provided by operating activities in fiscal 2004 were mainly attributable to the net earnings after items not affecting cash of $5.7 million, offset in part by the net increase of our operating items of $4.9 million; that is, our accounts receivable increased by $2.7 million, our income taxes and tax credits recoverable increased by $2.5 million and our inventories decreased by $1.0 million. The increase in our accounts receivable is directly related to the significant sales growth in fiscal 2004 (20.5%). The increase in our income taxes and tax credits recoverable is mainly due to the payment during the year of income taxes and to the recognition, during the year, of R&D tax credits not yet recovered. On the other hand, our increased sales level combined with tight inventory management enabled us to reduced our inventories overall.

Cash flows provided by operating activities in fiscal 2003 were mainly the result of a decrease in some of our operating items; that is, our accounts receivable decreased by $4.0 million, our income taxes and tax credits recoverable decreased by $13.9 million and our inventories decreased by $7.9 million (excluding write-offs). These positive effects on cash were offset in part by the net loss after items not affecting cash of $18.9 million. The decrease in our accounts receivable is directly related to the reduction in our sales during that year. The decrease in our income taxes and tax credits recoverable is related to the recovery, during the year, of income taxes and research and development tax credits recoverable from previous periods. Finally, the decrease in our inventories is due to our efforts to maintain them at the lowest acceptable level considering the decrease in sales.

With positive cash flows from operating activities for three quarters in a row and for fiscal 2004, we met one of our four annual strategic objectives, which consisted in maintaining a sound financial position.

INVESTING ACTIVITIES

Cash flows used by investing activities totaled $29.7 million in fiscal 2004, compared to $9.9 million in 2003 and cash flows provided of $10.5 million in 2002.

In fiscal 2004, we acquired $28.6 million worth of short-term investments with the net proceeds of the public offering. In addition, we paid $1.1 million for the purchase of property, plant and equipment and intangible assets.

In fiscal 2003, we acquired $5.4 million worth of short-term investments with the proceeds from the recovery of income taxes and tax credits. We also made cash payments of $1.9 million and $2.6 million for the acquisition of EXFO Gnubi and the purchases of property, plant and equipment, respectively.


FORWARD EXCHANGE CONTRACTS

We utilize forward exchange contracts to manage our foreign currency exposure. Our policy is not to utilize those derivative financial instruments for trading or speculative purposes.

Our forward exchange contracts, which are used to hedge anticipated US-dollar-denominated sales, qualify for hedge accounting; therefore, foreign exchange translation gains and losses on these contracts are recognized as an adjustment of the revenues when the corresponding sales are recorded.

As at August 31, 2004, we held contracts to sell US dollars at various forward rates, which are summarized as follows:

                                                              WEIGHTED AVERAGE
                                                                   CONTRACTUAL
EXPIRY DATES:                      CONTRACTUAL AMOUNTS          FORWARD RATES
--------------------------------------------------------------------------------
September 2004 to August 2005                $   7,480                 1.5427
September 2005 to March 2007                     8,400                 1.3622

As at August 31, 2003 and 2004, these forward exchange contracts generated deferred unrealized gains of US$1.8 million and US$1.5 million, respectively. Deferred unrealized gains were calculated using year-end exchange rates of Cdn$1.3851 = US$1.00 for fiscal 2003 and Cdn$1.3167 = US$1.00 for fiscal 2004.


RELATED-PARTY TRANSACTIONS

In fiscal 2003, EXFO acquired a building from a company owned by the President of the company for a cash consideration of $930,000. This transaction was measured at the fair market value since it was not conducted during the normal course of operations, the change in ownership interest in the building was substantive and the fair market value was supported by independent appraisal.

In addition, for the years ended August 31, 2002, 2003 and 2004, EXFO leased facilities from a company owned by the President of the company. The annual rental expense amounted to $234,000, $331,000 and nil, respectively. The rental expense for fiscal 2003 included $234,000 for future payments on an exited leased facility. As at August 31, 2004, restructuring charges payable included $194,000 due to the company owned by the President of the company in connection with this exited leased facility. In September 2004, EXFO was released from its obligations under that lease, and it paid the full amount due to the related company. These rental expenses were measured at the fair market value since they were incurred during the normal course of operations.


CONTINGENCY

As discussed in note 12 to our consolidated financial statements, in November 2001, the company was named as a defendant in a U.S. securities class action related to its initial public offering (IPO) in June 2000. The complaints allege that the prospectus and the registration statement for the IPO failed to disclose that the underwriters allegedly received excessive commissions and that the underwriters and some investors collaborated in order to inflate the price of EXFO's stock in the aftermarket.

22 | 2004 Annual Report | EXFO


In June 2003, a committee of the company's Board of Directors conditionally approved a proposed settlement between the issuer defendants, the individual defendants, and the plaintiffs. On June 25, 2004, the Plaintiffs moved for Preliminary Approval of the settlement, and the Underwriter defendants have opposed that motion. If approved, the settlement would provide, among other things, a release of the company and of the individual defendants for the conduct alleged in the action to be wrongful in the amended complaint. The company would agree to undertake other responsibilities under the settlement, including agreeing to assign away, not assert, or release certain potential claims the company may have against its underwriters. Any direct financial impact of the proposed settlement is expected to be borne by the company's insurance carriers.

Since the settlement process is subject to a fairness hearing and final court approval, it is possible that it could fail. Therefore, it is not possible to predict the final outcome of the case, nor determine the amount of any possible losses. If the settlement process fails, the company will continue to defend its position in this litigation that the claims against it, and its officers, are without merit. Accordingly, no provision for this case has been made in the consolidated financial statements as at August 31, 2004.


SHARE CAPITAL AND STOCK-BASED COMPENSATION PLANS

SHARE CAPITAL

As at November 3, 2004, EXFO had 37,900,000 multiple voting shares outstanding, entitling to ten votes each, and 30,581,696 subordinate voting shares outstanding. The multiple voting shares and the subordinate voting shares are unlimited as to number and without par value.

STOCK OPTION PLAN

The aggregate number of subordinate voting shares covered by options granted under the stock option plan was 2,934,518 as at August 31, 2004. The weighted average exercise price of those stock options was $13.89 compared to the market price of $4.36 per share as at August 31, 2004. The maximum number of subordinate voting shares issuable under the plan cannot exceed 6,306,153 shares. The following table summarizes information about stock options granted to the members of the Board of Directors and to Management and Corporate Officers of the company and its subsidiaries as at August 31, 2004:

                                                                                   % OF ISSUED        WEIGHTED AVERAGE
                                                                  NUMBER       AND OUTSTANDING          EXERCISE PRICE
---------------------------------------------------------------------------------------------------------------------------
Chairman of the Board, President and CEO (one individual)        150,482                   5.1 %             $    9.91
Board of Directors (five individuals)                            194,375                   6.6 %             $    6.23
Management and Corporate Officers (seven individuals)            315,300                  10.7 %             $   15.03
---------------------------------------------------------------------------------------------------------------------------
                                                                 660,157                  22.5 %             $  11.27
---------------------------------------------------------------------------------------------------------------------------

RESTRICTED STOCK AWARD PLAN

In addition to the stock option plan, we maintain a restricted stock award plan for some U.S.-based employees. The aggregate number of subordinate voting shares covered by restricted stock awards was 53,592 as at August 31, 2004. Each restricted stock award entitles employees to receive one subordinate voting share at a purchase price of nil.


RISKS AND UNCERTAINTIES

Over the past few years, we have managed our business in a difficult environment; focused on research and development programs for new and innovative products aimed at expected growth pockets in our sector; continued the development of our domestic and international markets; and closed strategic acquisitions. However, we operate in a highly competitive sector that is in constant evolution and, as a result, we encounter various risks and uncertainties that must be given appropriate consideration in our strategic management policies.

The main risks and uncertainties related to the telecommunications test and measurement industry involve the rapid development of new products that may have short life cycles and require extensive research and development; the difficulty of adequately predicting market size and trends; the difficulty of retaining highly skilled employees; and the ability to quickly adapt our cost structure to changing market conditions in order to achieve profitability.

In addition, given our strategic goals for growth and competitive positioning in our industry, we are continuously expanding into international markets. This exposes us to certain risks and uncertainties related to changes in local laws and regulations, multiple technological standards, protective legislation and pricing pressure.

Furthermore, while strategic acquisitions, like those we have made in the past and possibly others in the future, are essential to our long-term growth, they also expose us to certain risks and uncertainties related to the rapid and effective integration of these businesses as well as their products, technologies and personnel.

We are also exposed to currency risks as a result of the export of our products manufactured in Canada, the large majority of which are denominated in US dollars for sale. These risks are partially hedged by operating expenses denominated in US dollars, the purchase of raw materials in US dollars and forward exchange contracts. The increased strength of the Canadian dollar, compared to the US dollar, over the last two years caused our operating expenses, as well as our foreign exchange loss, to be higher. Any further increase in the value of the Canadian dollar in the coming months will negatively affect our results of operations.

The precarious economic environment of our industry could also result in some of our customers experiencing difficulties and, consequently, this could have a negative effect on our results especially in terms of future sales and recoverability of accounts receivable. However, the sectorial and geographic diversity of our customer base provides us with a reasonable level of protection in this area. Finally, other financial instruments, which potentially subject us to credit risks, consist mainly of cash, short-term investments and forward exchange contracts. Our short-term investments consist of debt instruments issued by high-credit quality corporations and trusts. Our cash and forward exchange contracts are held with or issued by high-credit quality financial institutions; therefore, we consider the risk of non-performance on these instruments to be remote.

For a more complete understanding of risk factors that may affect us, please refer to the risk factors set forth in our disclosure documents published with securities commissions.

                                                  23 | 2004 Annual Report | EXFO

QUARTERLY SUMMARY FINANCIAL INFORMATION (UNAUDITED)
(in thousands of US dollars, except per share data)

                                                                                                                     YEARS ENDED
                                       1ST QUARTER        2ND QUARTER         3RD QUARTER        4TH QUARTER          AUGUST 31,
--------------------------------------------------------------------------------------------------------------------------------
2004
Sales                                 $     15,962       $     16,880        $     20,456       $     21,332        $     74,630
Cost of sales                         $      7,815       $      7,528        $      9,637       $      9,576        $     34,556
Gross margin                          $      8,147       $      9,352        $     10,819       $     11,756        $     40,074
Loss from operations                  $     (3,145)      $     (3,485)       $     (1,888)      $     (2,052)       $    (10,570)
Net loss                              $     (2,008)      $     (2,885)       $     (1,188)      $     (2,343)       $     (8,424)
Pro forma net earnings (loss) (1)     $     (2,124)      $     (1,510)       $        273       $      1,409        $     (1,952)
Basic and diluted net loss
  per share (1)                       $      (0.03)      $      (0.04)       $      (0.02)      $      (0.03)       $      (0.13)
Basic and diluted pro forma net
  earnings (loss) per share (1)       $      (0.03)      $      (0.02)       $       0.00       $       0.02        $      (0.03)


2003
Sales                                 $     17,748       $     14,753        $     15,103       $     14,326        $     61,930
Cost of sales                         $      8,031       $      7,939        $     10,460       $      9,767        $     36,197
Gross margin                          $      9,717       $      6,814        $      4,643       $      4,559        $     25,733
Loss from operations                  $     (3,562)      $     (6,085)       $    (18,924)      $    (11,013)       $    (39,584)
Net loss                              $     (2,158)      $     (4,246)       $    (38,427)      $    (10,119)       $    (54,950)
Pro forma net loss (1)                $     (1,217)      $     (3,289)       $     (3,922)      $     (2,485)       $    (10,879)
Basic and diluted net loss
  per share (1)                       $      (0.03)      $      (0.07)       $      (0.61)      $      (0.16)       $      (0.87)
Basic and diluted pro forma net
  loss per share (1)                  $      (0.02)      $      (0.05)       $      (0.06)      $      (0.04)       $      (0.17)


2002
Sales                                 $     20,138       $     14,601        $     16,348       $     17,243        $     68,330
Cost of sales                         $     13,008       $     13,172        $     17,429       $      8,757        $     52,366
Gross margin (loss)                   $      7,130       $      1,429        $     (1,081)      $      8,486        $     15,964
Loss from operations                  $    (10,893)      $    (16,612)       $    (43,396)      $     (3,882)       $    (74,783)
Net loss                              $    (19,055)      $    (22,675)       $   (263,826)      $     (2,968)       $   (308,524)
Pro forma net loss (1)                $     (1,830)      $     (3,948)       $     (3,786)      $     (1,038)       $    (10,702)
Basic and diluted net loss
  per share (1)                       $      (0.33)      $      (0.37)       $      (4.29)      $      (0.05)       $      (5.09)
Basic and diluted pro forma net
  loss per share (1)                  $      (0.03)      $      (0.06)       $      (0.06)      $      (0.02)       $      (0.18)



(1) Pro forma net earnings (loss) and per share data are calculated independently for each of the quarters presented. Therefore, the sum of this quarterly information may not equal the corresponding annual information. Pro forma net (earnings) loss represent net loss excluding stock-based compensation costs, amortization and write-down of goodwill, unusual tax recovery, future income tax assets valuation allowance and the after-tax effect of amortization of intangible assets, restructuring and other charges, inventory and tax credit write-offs, unusual grants recovery and impairment of long-lived assets. This information may not be comparable to similarly titled measures reported by other companies because it is non-GAAP information.

24 | 2004 Annual Report | EXFO


MANAGEMENT'S REPORT


EXFO's management is responsible for the preparation, integrity and objectivity of the consolidated financial statements and other financial information presented in this Annual Report. These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and include some amounts that are based on estimates and judgments. Management has determined such amounts on a reasonable basis in order to ensure that the financial statements are presented fairly in all material respects.

EXFO's policy is to maintain a system of internal accounting and administrative controls designed to provide reasonable assurance that the financial information is relevant, accurate and reliable, and that assets are appropriately accounted for and adequately safeguarded.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the financial statements. The Board carries out this responsibility principally through its Audit Committee. The Audit Committee is appointed by the Board and is composed of outside directors. The Committee meets periodically with management and external auditors to review accounting, auditing and internal control matters. These consolidated financial statements have been reviewed and approved by the Board of Directors on the recommendation of the Audit Committee.

The consolidated financial statements have been audited by PricewaterhouseCoopers LLP, the external auditors, in accordance with the Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) on behalf of the shareholders. The external auditors have full and free access to the Audit Committee.


/s/ Germain Lamonde                       /s/ Pierre Plamondon, CA
---------------------------------         -------------------------------------
Chairman, President and CEO               Vice-President, Finance and
                                          Chief Financial Officer




REPORT OF INDEPENDENT AUDITORS


TO THE SHAREHOLDERS OF EXFO ELECTRO-OPTICAL ENGINEERING INC.

We have audited the consolidated balance sheets of EXFO ELECTRO-OPTICAL ENGINEERING INC. as at August 31, 2004 and 2003 and the consolidated statements of earnings, deficit and contributed surplus and cash flows for each of the three years in the period ended August 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at August 31, 2004 and 2003 and the results of its operations and its cash flows for each of the three years in the period ended August 31, 2004 in accordance with Canadian generally accepted accounting principles.


/s/ PricewaterhouseCoopers LLP


Chartered Accountants
Quebec, Quebec, Canada
September 30, 2004

                                                  25 | 2004 Annual Report | EXFO


CONSOLIDATED BALANCE SHEETS
(in thousands of US dollars)

The accompanying notes are an integral part of these consolidated financial statements.

As at August 31,                                                       2004                   2003
---------------------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS
Cash                                                              $   5,159              $   5,366
Short-term investments (notes 8 and 17)                              83,969                 52,010
Accounts receivable (notes 8 and 17)
   Trade                                                             12,080                  9,639
   Other                                                              1,532                    834
Income taxes and tax credits recoverable (notes 4 and 8)              7,836                  6,003
Inventories (notes 4, 5 and 8)                                       15,371                 15,602
Prepaid expenses                                                      1,513                  2,041
---------------------------------------------------------------------------------------------------
                                                                    127,460                 91,495
---------------------------------------------------------------------------------------------------

INCOME TAXES AND TAX CREDITS RECOVERABLE (notes 4 and 8)                449                  1,377
PROPERTY, PLANT AND EQUIPMENT (notes 4, 6 and 8)                     15,442                 21,862
LONG-LIVED ASSET HELD FOR SALE (note 4)                               1,600                     --
INTANGIBLE ASSETS (notes 4, 7 and 8)                                  9,447                 13,847
GOODWILL (notes 4 and 7)                                             18,393                 17,673
---------------------------------------------------------------------------------------------------
                                                                  $ 172,791              $ 146,254
---------------------------------------------------------------------------------------------------

LIABILITIES
CURRENT LIABILITIES
Accounts payable and accrued liabilities (note 9)                 $  11,393              $  12,026
Income taxes payable                                                      -                  1,803
Deferred revenue                                                        805                    148
Current portion of long-term debt                                       121                    110
---------------------------------------------------------------------------------------------------
                                                                     12,319                 14,087
DEFERRED REVENUE                                                      1,123                    352
DEFERRED GRANTS (note 14)                                             1,690                  1,536
LONG-TERM DEBT (note 10)                                                332                    453
---------------------------------------------------------------------------------------------------
                                                                     15,464                 16,428
---------------------------------------------------------------------------------------------------
COMMITMENTS (note 11)
CONTINGENCIES (note 12)

SHAREHOLDERS' EQUITY
Share capital (note 13)                                             521,733                492,452
Contributed surplus                                                   1,986                  1,519
Cumulative translation adjustment                                    13,820                  7,643
Deficit                                                            (380,212)              (371,788)
---------------------------------------------------------------------------------------------------
                                                                    157,327                129,826
---------------------------------------------------------------------------------------------------
                                                                  $ 172,791              $ 146,254
---------------------------------------------------------------------------------------------------


                         /s/ Germain Lamonde           /s/ Andre Tremblay
                         ---------------------------   -------------------------
On behalf of the Board   Germain Lamonde               Andre Tremblay
                         Chairman, President and CEO   Chairman, Audit Committee

26 | 2004 Annual Report | EXFO


CONSOLIDATED STATEMENTS OF EARNINGS
(in thousands of US dollars, except share and per share data)

The accompanying notes are an integral part of these consolidated financial statements.

Years ended August 31,                                                     2004             2003             2002
------------------------------------------------------------------------------------------------------------------
SALES (note 18)                                                       $  74,630        $  61,930        $  68,330

COST OF SALES (1,2)                                                      34,556           36,197           52,366
------------------------------------------------------------------------------------------------------------------

GROSS MARGIN                                                             40,074           25,733           15,964
------------------------------------------------------------------------------------------------------------------

OPERATING EXPENSES
Selling and administrative (1)                                           25,890           26,991           33,881
Net research and development (1) (notes 4 and 14)                        12,390           15,879           12,782
Amortization of property, plant and equipment                             4,935            5,210            5,096
Amortization of intangible assets                                         5,080            5,676           12,451
Impairment of long-lived assets and goodwill (note 4)                       620            7,427           23,657
Restructuring and other charges (note 4)                                  1,729            4,134            2,880
------------------------------------------------------------------------------------------------------------------

TOTAL OPERATING EXPENSES                                                 50,644           65,317           90,747
------------------------------------------------------------------------------------------------------------------

LOSS FROM OPERATIONS                                                    (10,570)         (39,584)         (74,783)

Interest and other income                                                 1,438            1,245            1,456
Foreign exchange loss                                                      (278)          (1,552)            (458)
------------------------------------------------------------------------------------------------------------------

LOSS BEFORE INCOME TAXES AND AMORTIZATION
AND WRITE-DOWN OF GOODWILL (note 15)                                     (9,410)         (39,891)         (73,785)

INCOME TAXES (note 15)                                                     (986)          15,059          (25,451)
------------------------------------------------------------------------------------------------------------------

LOSS BEFORE AMORTIZATION AND WRITE-DOWN OF GOODWILL                      (8,424)         (54,950)         (48,334)

AMORTIZATION OF GOODWILL (note 2)                                             -                -           38,021
WRITE-DOWN OF GOODWILL (note 4)                                               -                -          222,169
------------------------------------------------------------------------------------------------------------------

NET LOSS FOR THE YEAR                                                 $  (8,424)       $ (54,950)       $(308,524)
------------------------------------------------------------------------------------------------------------------

BASIC AND DILUTED LOSS PER SHARE
Loss before amortization and write-down of goodwill                   $   (0.13)       $   (0.87)       $   (0.80)

Net loss                                                              $   (0.13)       $   (0.87)       $   (5.09)

BASIC WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING (000'S)              66,020           62,852           60,666

DILUTED WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING (000'S)(note 16)   66,615           63,317           60,966


(1) Stock-based compensation costs included in: (note 2)

Cost of sales                                                         $      62        $       -        $       -
Selling and administrative                                                  265                -                -
Net research and development                                                122                -                -
------------------------------------------------------------------------------------------------------------------
                                                                      $     449        $       -        $       -
------------------------------------------------------------------------------------------------------------------

(2) Including inventory write-offs of nil, $4,121 and $18,463 for the years ended August 31, 2004, 2003 and 2002, respectively (note 4). The cost of sales is exclusive of amortization, shown separately below.

                                                  27 | 2004 Annual Report | EXFO


CONSOLIDATED STATEMENTS OF DEFICIT AND CONTRIBUTED SURPLUS
(in thousands of US dollars)

The accompanying notes are an integral part of these consolidated financial statements.

DEFICIT

Years ended August 31,                               2004                2003                2002
--------------------------------------------------------------------------------------------------
BALANCE - BEGINNING OF YEAR                   $  (371,788)       $   (316,838)      $      (8,314)

ADD
Net loss for the year                              (8,424)            (54,950)           (308,524)
--------------------------------------------------------------------------------------------------

BALANCE - END OF YEAR                         $  (380,212)       $   (371,788)      $    (316,838)
--------------------------------------------------------------------------------------------------



CONTRIBUTED SURPLUS

Years ended August 31,                               2004                2003                2002
--------------------------------------------------------------------------------------------------

BALANCE - BEGINNING OF YEAR                   $     1,519        $      1,487       $       1,457

ADD
Premium on resale of share capital                     18                  32                  30
Stock-based compensation costs (note 2)               449                   -                   -
--------------------------------------------------------------------------------------------------

BALANCE - END OF YEAR                         $     1,986        $      1,519       $       1,487
--------------------------------------------------------------------------------------------------

28 | 2004 Annual Report | EXFO


CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of US dollars)

The accompanying notes are an integral part of these consolidated financial statements.

Years ended August 31,                                                    2004               2003                2002
----------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss for the year                                             $    (8,424)        $   (54,950)       $   (308,524)
Add (deduct) items not affecting cash
   Discount on short-term investments                                      197                (96)                197
   Stock-based compensation costs                                          449                  -                   -
   Inventory and tax credit write-offs                                       -              6,418              18,463
   Amortization                                                         10,015             10,886              55,568
   Impairment of long-lived assets and goodwill                            620              7,427             245,826
   Restructuring and other charges                                       1,261                512                 741
   Future income taxes                                                       -             10,138             (13,397)
   Deferred revenue                                                      1,404                (24)               (106)
   Deferred grants                                                         154                817                (335)
----------------------------------------------------------------------------------------------------------------------
                                                                         5,676            (18,872)             (1,567)
Change in non-cash operating items
   Accounts receivable                                                 ( 2,677)             3,957              15,406
   Income taxes and tax credits                                         (2,464)            13,489             (19,736)
   Inventories                                                           1,016              7,925               4,332
   Prepaid expenses                                                       (449)              (569)                356
   Accounts payable and accrued liabilities                               (351)              (349)             (7,470)
----------------------------------------------------------------------------------------------------------------------
                                                                           751              5,581              (8,679)
----------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES
Additions to short-term investments                                   (653,348)          (401,105)           (506,228)
Proceeds from disposal of short-term investments                       624,722            395,699             531,733
Additions to property, plant and equipment and intangible assets          (851)            (2,652)             (5,245)
Business combinations                                                     (241)            (1,867)             (9,756)
----------------------------------------------------------------------------------------------------------------------
                                                                       (29,718)            (9,925)             10,504
----------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES
Repayment of long-term debt                                               (109)              (133)               (106)
Net proceeds of offering (note 13)                                      29,164                  -                   -
Share issue expenses                                                      (137)                 -                 (14)
Exercise of stock options                                                  254                 45                   -
Redemption of share capital                                                 (5)               (16)                 (6)
Resale of share capital                                                     23                 48                  36
----------------------------------------------------------------------------------------------------------------------
                                                                        29,190                (56)                (90)
EFFECT OF FOREIGN EXCHANGE RATE CHANGES ON CASH                           (430)               638                (336)
----------------------------------------------------------------------------------------------------------------------

CHANGE IN CASH                                                            (207)            (3,762)              1,399

CASH - BEGINNING OF YEAR                                                 5,366              9,128               7,729
----------------------------------------------------------------------------------------------------------------------

CASH - END OF YEAR                                                $      5,159        $     5,366        $      9,128
----------------------------------------------------------------------------------------------------------------------

SUPPLEMENTARY INFORMATION
Interest paid                                                     $        408        $       417        $        269
Income taxes paid (recovered)                                     $        120        $   (10,351)       $      4,172

                                                  29 | 2004 Annual Report | EXFO


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)


1 o NATURE OF ACTIVITIES

EXFO Electro-Optical Engineering Inc. ("EXFO") designs, manufactures and markets a comprehensive suite of test and measurement solutions for the global telecommunications industry. The Telecom Division, which represents the company's main business activity, offers integrated test solutions to network service providers, system vendors and optical component manufacturers. The Photonics and Life Sciences Division mainly leverages core telecom technologies to offer value-added solutions in high-tech industrial manufacturing and research sectors. EXFO sells its products in approximately 70 countries around the world.


2 o SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") in Canada and significant differences in measurement and disclosure from U.S. GAAP are set out in note 20. These consolidated financial statements include the accounts of the company and its domestic and international subsidiaries. All significant intercompany accounts and transactions have been eliminated.

ACCOUNTING ESTIMATES

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting years. Actual results could differ from those estimates.

REPORTING CURRENCY

The company has adopted the US dollar as its reporting currency. The financial statements are translated into the reporting currency using the current rate method. Under this method, the financial statements are translated into the reporting currency as follows: assets and liabilities are translated at the exchange rate in effect on the date of the balance sheet, while revenues and expenses are translated at the monthly average exchange rate. All gains and losses resulting from the translation of the financial statements into the reporting currency are included in the cumulative translation adjustment in shareholders' equity.

In the event that management decides to declare dividends, such dividends would be declared in Canadian dollars.

FOREIGN CURRENCY TRANSLATION

FOREIGN CURRENCY TRANSACTIONS

Transactions denominated in currencies other than the functional currency are translated into the functional currency as follows: monetary assets and liabilities are translated at the exchange rate in effect on the date of the balance sheet, while revenues and expenses are translated at the exchange rate in effect on the date of the transaction. Non-monetary assets and liabilities are translated at historical rates. Gains and losses arising from such translation are reflected in the statements of earnings.

FOREIGN SUBSIDIARIES

The financial statements of integrated foreign operations are remeasured into the functional currency using the temporal method. Under this method, monetary assets and liabilities are remeasured at the exchange rate in effect on the date of the balance sheet. Non-monetary assets and liabilities are remeasured at historical rates. Revenues and expenses are remeasured at the monthly average exchange rate. Gains and losses resulting from such remeasurement are reflected in the statements of earnings.

FORWARD EXCHANGE CONTRACTS

Forward exchange contracts are utilized by the company in the management of its foreign currency exposure. The company's policy is not to utilize those derivative financial instruments for trading or speculative purposes.

The company's forward exchange contracts, which are used to hedge anticipated US-dollar-denominated sales, qualify for hedge accounting; therefore, foreign exchange translation gains and losses on these contracts are recognized as an adjustment of the revenues when the corresponding sales are recorded.

Realized and unrealized gains or losses associated with forward exchange contracts, which have been terminated or cease to be effective prior to maturity, are deferred in the balance sheet and recognized in the earnings of the period in which the underlying hedged transaction is recognized.

SHORT-TERM INVESTMENTS

Short-term investments are valued at the lower of cost and market value. Cost consists of acquisition cost plus amortization of discount or less amortization of premium. All investments with original maturity of three months or less that are not required for the purposes of meeting short-term cash commitments are classified as short-term investments.

INVENTORIES

Inventories are valued on an average cost basis at the lower of cost and replacement cost for raw materials and at the lower of cost and net realizable value for work in progress and finished goods.

On September 1, 2002, the company changed its accounting policy for determining the cost of raw materials and work in progress from the first-in, first-out method to the average cost method. This change in accounting policy had no significant impact on the company's financial statements.

30 | 2004 Annual Report | EXFO


PROPERTY, PLANT AND EQUIPMENT AND AMORTIZATION

Property, plant and equipment are recorded at cost less related government grants and research and development tax credits. Amortization is provided on a straight-line basis over the estimated useful lives as follows:

                                         TERM
       Land improvements                 5 years
       Buildings                         25 years
       Equipment                         2 to 10 years
       Leasehold improvements            Remaining lease term

INTANGIBLE ASSETS, GOODWILL AND AMORTIZATION

Intangible assets primarily include the cost of core technology and software, net of accumulated amortization. Core technology represents the existing technology acquired in business combinations that has reached technological feasibility. Intangible assets are amortized on a straight-line basis over their estimated useful lives of five years for core technology and four and ten years for software.

Goodwill represents the excess of the purchase price of acquired businesses over the estimated fair value of net identifiable assets acquired. Goodwill related to business combinations with a date of acquisition prior to July 1, 2001, was amortized on a straight-line basis over the estimated useful life of five years until August 31, 2002. Goodwill related to business combinations with a date of acquisition after June 30, 2001, is not amortized.

Goodwill must be tested for impairment on an annual basis or more frequently if events or circumstances occur that more likely than not reduce the fair value of a reporting unit below its carrying value. Goodwill impairment exists when the carrying value of the reporting unit exceeds its fair value. The fair value of a reporting unit is determined based on a combination of discounted future cash flows and a market approach. The amount of impairment loss, if any, represents the excess of the carrying value of goodwill over its fair value and this loss will be charged to earnings in the period in which it is incurred. The company elected to perform its annual impairment test in May of each fiscal year for all its existing reporting units and recorded impairment charges for goodwill in fiscal 2002 and 2003 (note 4).

IMPAIRMENT OF LONG-LIVED ASSETS

Long-lived assets are reviewed for impairment when events and circumstances indicate that cost may not be recoverable. Impairment exists when the carrying value of the asset is greater than the undiscounted future cash flows expected to be provided by the asset. The amount of impairment loss, if any, is the excess of the carrying value over its fair value. The company recorded impairment charges for long-lived assets in fiscal 2002, 2003 and 2004 (note 4).

WARRANTY

The company offers its customers warranties of one to three years, depending on the specific products and terms of the purchase agreement. The company's typical warranties require it to repair or replace defective products during the warranty period at no cost to the customer. Costs related to original warranties are accrued at the time of shipment, based upon estimates of expected rework and warranty costs to be incurred. Costs associated with extended warranties are expensed as incurred.

REVENUE RECOGNITION

For products in which software is incidental, the company recognizes revenue when persuasive evidence of an arrangement exists, the product has been delivered, the price is fixed and determinable, and collection of the resulting receivable is reasonably assured. In addition, provisions are made for estimated returns, warranties and support obligations.

For products in which software is not incidental, revenues are separated into two categories: product and post-contract customer support (PCS) revenues, based upon vendor-specific objective evidence of fair value. Product revenues for these sales are recognized as described above. PCS revenues are deferred and recognized ratably over the years of the support arrangement. PCS revenues are recognized at the time the product is delivered when provided within one year of delivery; the costs of providing this support are insignificant (and accrued at the time of delivery) and no software upgrades are provided.

For all sales, the company uses a binding purchase order as evidence that a sales arrangement exists.

Delivery generally occurs when the product is handed over to a transporter for shipment.

At the time of the transaction, the company assesses whether the price associated with its revenue transaction is fixed and determinable and whether or not collection is reasonably assured. The company assesses whether the price is fixed and determinable based on the payment terms associated with the transaction. The company assesses collection based on a number of factors, including past transaction history and the creditworthiness of the customer. Generally, collateral or other security is not requested from customers.

Most sales arrangements do not generally include acceptance clauses. However, if a sales arrangement includes an acceptance provision, acceptance occurs upon the earliest of receipt of a written customer acceptance or expiration of the acceptance period. For these sales arrangements, the sale is recognized when acceptance occurs.

Revenue for extended warranties is recognized on a straight-line basis over the warranty period.

ADVERTISING COSTS

Advertising costs are expensed as incurred.

GOVERNMENT GRANTS

Government grants are accrued as a receivable when there is reasonable assurance that the company has complied and will continue to comply with all the conditions related to the grant. Grants related to operating expenses are included in earnings when the related expenses are incurred. Grants related to capital expenditures are deducted from the related assets. Grants related to job creation and training programs for extended periods are deferred and amortized on a straight-line basis over the minimum period for which the created job must be maintained or training provided.

                                                  31 | 2004 Annual Report | EXFO


RESEARCH AND DEVELOPMENT EXPENSES

All expenses related to development activities, which do not meet generally accepted criteria for deferral, and research are expensed as incurred, net of related tax credits and government grants. Development expenses that meet generally accepted criteria for deferral are capitalized, net of related tax credits and government grants, and amortized against earnings over the estimated benefit period. Research and development expenses are mainly comprised of salaries and related expenses, material costs as well as fees paid to third-party consultants.

As at August 31, 2004, the company had not deferred any development costs.

INCOME TAXES

The company provides for income taxes using the liability method of tax allocation. Under this method, future income tax assets and liabilities are determined based on deductible or taxable temporary differences between financial statement values and tax values of assets and liabilities, using enacted income tax rates for the years in which the differences are expected to reverse.

The company establishes a valuation allowance against future income tax assets if, based on available information, it is more likely than not that some or all of the future income tax assets will not be realized. Since 2003, the company has recorded a full valuation allowance against future income tax assets (notes 4 and 15).

EARNINGS PER SHARE

Basic earnings per share are determined using the weighted average number of common shares outstanding during the year.

Diluted earnings per share are determined using the weighted average number of common shares outstanding during the year, plus the effect of dilutive potential common shares outstanding during the year such as the company's stock options and restricted stock awards. This method requires that diluted earnings per share be calculated, using the treasury stock method, as if all dilutive potential common shares had been exercised at the latest at the beginning of the year or on the date of issuance, as the case may be, and that the funds obtained thereby be used to purchase common shares of the company at the average fair value of the common shares during the year.

NEW ACCOUNTING STANDARDS AND PRONOUNCEMENTS

On September 1, 2003, the company implemented the documentation required by Accounting Guideline 13 of the Canadian Institute of Chartered Accountants
(CICA) handbook, "Hedging Relationship", which establishes new rules for designating, documenting and assessing the effectiveness of hedging relationships, such as the company's forward exchange contracts. Hedge accounting can only be applied if these new rules are met. Consequently, the company's forward exchange contracts, which are used to hedge anticipated US-dollar-denominated sales, continue to qualify for hedge accounting; foreign exchange translation gains and losses on these contracts continue to be recognized as an adjustment of the revenue when the corresponding sales are recorded.

On September 1, 2003, the company prospectively adopted the amendments made to handbook section 3870, "Stock-Based Compensation and Other Stock-Based Payments". These amendments require an expense to be recognized in the financial statements for all forms of employee stock-based compensation using a fair value-based method. In fiscal 2004, the company granted 536,500 stock options to its employees with a weighted average exercise price of $3.94. The weighted average fair value of these stock options amounted to $2.73. The corresponding stock-based compensation costs were amortized using the graded vesting method, resulting in stock-based compensation costs of $449,000 in fiscal 2004.

The company is required to disclose pro forma information with respect to net loss and net loss per share as if stock-based compensation costs were recognized in the financial statements using the fair value-based method for options granted in fiscal 2003. However, if the fair value-based method had been used to account for these costs, there would have been no impact on the net loss per share in fiscal 2004 and the pro forma net loss per share would have been $0.01 higher than the net loss per share in 2003.

The fair value of options granted in fiscal 2004 was estimated using the Black-Scholes options valuation model with the following weighted average assumptions:

                                                                    Year ended
                                                               August 31, 2004
--------------------------------------------------------------------------------
    Risk-free interest rate                                               2.7%
    Expected volatility                                                   100%
    Dividend yield                                                         Nil
    Expected life                                                    49 months

In July 2003, the CICA issued handbook sections 1100 and 1400, "Generally Accepted Accounting Principles" and "General Standards of Financial Statement Presentation", which are effective for fiscal years beginning on or after October 1, 2003. Among other things, these new sections define generally accepted accounting principles (GAAP), establish the relative authority of various types of CICA Accounting Standards Board pronouncements and clarify the role of "industry practice" in applying GAAP. The company will adopt these new standards on September 1, 2004, and it does not expect any significant impact on its financial statements.

COMPARATIVE FIGURES

Certain comparative figures were reclassified to conform to the current-year presentation.


3 o BUSINESS COMBINATIONS

In fiscal 2002 and 2003, the company completed business combinations in which it acquired significant intangible assets. The fair value allocated to these assets was based upon valuations performed in conjunction with these business combinations. Acquired goodwill, except the one from GNUBI COMMUNICATIONS L.P., was not deductible for income tax purposes.

32 | 2004 Annual Report | EXFO


BUSINESS COMBINATION DURING 2003

GNUBI COMMUNICATIONS, L.P.

On October 7, 2002, a newly created wholly-owned subsidiary of the company, EXFO Gnubi Products Group Inc. ("EXFO Gnubi"), acquired substantially all the assets of GNUBI COMMUNICATIONS, L.P., a U.S. company supplying multi-channel telecom and datacom testing solutions for optical transport equipment manufacturers as well as research and development laboratories.

This acquisition was settled for a total consideration valued at $4,904,000 including acquisition-related costs of $162,000. The consideration paid consisted in $2,108,000 in cash (including a cash contingent consideration of $241,000, paid in fiscal 2004, based on EXFO Gnubi sales volume for the twelve months following the acquisition) and in the issuance of 1,479,290 subordinate voting shares, valued at $2,796,000.

The cash contingent consideration was accounted for as an additional acquisition cost and has been recognized as an additional cost of acquired core technology.

The fair value of the subordinate voting shares issued was determined based on the market price of the shares beginning three days before and ending three days after the number of shares became fixed based on a formula, being September 10, 2002.

This acquisition was accounted for using the purchase method and, consequently, the results of operations of the acquired business have been included in the consolidated statement of earnings of the company since October 7, 2002, being the date of acquisition.

During fiscal 2004, EXFO Gnubi's operations were consolidated with the parent company's operations in Montreal, Canada.

The purchase price, including acquisition-related costs, has been allocated based on the estimated fair value of net assets at the date of acquisition as follows:

Assets acquired
   Current assets                                                     $    755
   Property, plant and equipment                                           334
   Core technology                                                          75
Current liabilities assumed                                               (134)
--------------------------------------------------------------------------------
Net identifiable assets acquired                                         1,705
Goodwill                                                                 2,958
--------------------------------------------------------------------------------
Purchase price                                                           4,663
Less: Subordinate voting shares issued                                   2,796
--------------------------------------------------------------------------------
Cash paid on the date of acquisition                                  $  1,867
================================================================================

BUSINESS COMBINATION DURING 2002

AVANTAS NETWORKS CORPORATION (RENAMED EXFO PROTOCOL INC.)

On November 2, 2001, the company acquired a 100% interest in EXFO Protocol Inc. ("EXFO Protocol"), a Canadian company specializing in protocol-layer testing, in exchange for a total consideration valued at $94,952,000 or $69,381,000 net of $25,571,000 of cash and cash equivalents acquired. The total consideration includes acquisition-related costs of $1,272,000.

The consideration paid consisted in $9,756,000 in cash, net of cash and cash equivalents acquired of $25,571,000, and in the issuance of 4,374,573 subordinate voting shares valued at $59,625,000. The fair value of the subordinate voting shares issued was determined based on the market price of the shares beginning three days before and ending three days after the terms of the acquisition were agreed upon and announced, being August 20, 2001.

This acquisition was accounted for using the purchase method and, consequently, the results of operations of EXFO Protocol have been included in the consolidated statement of earnings of the company since November 2, 2001, being the date of acquisition.

As of September 1, 2003, EXFO Protocol was merged with the parent company.

The purchase price, including acquisition-related costs, was allocated based on the estimated fair value of net assets at the date of acquisition as follows:

Assets acquired
   Current assets                                                     $  6,040
   Property, plant and equipment                                         2,003
   In-process research and development                                   1,400
   Core technology                                                       5,050
   Future income tax assets (note 4)                                       476
Current liabilities assumed                                             (3,575)
--------------------------------------------------------------------------------
Net identifiable assets acquired                                        11,394
Goodwill (Note 4)                                                       57,987
--------------------------------------------------------------------------------
Purchase price                                                          69,381
Less: Subordinate voting shares issued                                  59,625
--------------------------------------------------------------------------------
Cash paid, net of cash and cash equivalents acquired                  $  9,756
================================================================================

                                                  33 | 2004 Annual Report | EXFO


4 o SPECIAL CHARGES

IMPAIRMENT OF LONG-LIVED ASSETS AND GOODWILL

2002

In May 2002, as part of its review of financial results, the company performed an assessment of the carrying value of goodwill and intangible assets recorded in conjunction with the acquisitions of EXFO Burleigh Products Group Inc. ("EXFO Burleigh"), EXFO Photonic Solutions Inc. ("EXFO Photonic Solutions") and EXFO Protocol Inc. ("EXFO Protocol"). The assessment was performed because of the severe and continued downturn in the telecommunications industry, the persisting unfavorable market conditions affecting the subsidiaries' industries and the decline in technology valuations. The growth prospects for those subsidiaries were significantly lower than previously expected and less than those of historical periods, and the decline in market conditions affecting the subsidiaries was significant and other than temporary. As a result, the company concluded that the carrying value of goodwill and certain acquired intangible assets was impaired and it recorded a charge of $222,169,000 to write down a significant portion of goodwill and a pre-tax charge of $23,657,000 to write down a significant portion of acquired core technology. Of the total impairment loss of $245,826,000, $125,017,000 was related to EXFO Burleigh for goodwill and acquired core technology, $71,508,000 was related to EXFO Photonic Solutions for goodwill and acquired core technology, and $49,301,000 was related to EXFO Protocol for goodwill.

The impairment loss was calculated based upon the then-existing accounting rules and represented the excess of the carrying value of the assets over the pre-tax undiscounted future cash flows. The pre-tax undiscounted future cash flows were estimated at the subsidiaries' level since the company had distinct cash flows for each of them and because they were not fully integrated into the company's activities. The cash flow periods used ranged from three to five years, using annual growth rates between 15% and 30%.

2003

In May 2003, the company performed its annual impairment test on goodwill for all its reporting units, except for newly acquired EXFO Gnubi. Also, considering market conditions in the telecommunications industry and the persisting unfavorable conditions affecting the subsidiaries' industries, the company reviewed the carrying value of intangible assets related to these reporting units, consisting primarily of acquired core technology.

As a result of this assessment, the company concluded that the carrying value of goodwill related to EXFO Burleigh and the carrying value of intangible assets related to EXFO Burleigh and EXFO Photonic Solutions was impaired and it recorded a charge of $4,505,000 to write down goodwill and a pre-tax charge of $2,922,000 to write down acquired core technology. Of the total impairment loss of $7,427,000, $6,872,000 was related to EXFO Burleigh for goodwill and acquired core technology, and $555,000 was related to EXFO Photonic Solutions for acquired core technology.

For the purposes of estimating the fair values, the company used a combination of discounted future cash flows and a market approach (sales multiples). The discounted future cash flows were estimated using periods ranging between eight and ten years, discount rates ranging between 15% and 20% and annual growth rates ranging between nil and 35%. The sales multiples used in the market approach ranged between 0.7 and 2.3.

The assumptions supporting the estimated fair values and undiscounted future cash flows, including industry conditions, reflected management's best estimates.

2004

In fiscal 2004, the company reviewed the carrying value of one of its buildings that was put up for sale and it concluded that the building was impaired. The company recorded an impairment charge of $620,000, representing the excess of the net carrying value of the building over its expected selling price. The building did not meet the criteria of CICA handbook section 3475, "Disposal of Long-Lived Assets and Discontinued Operations", because it was not available for immediate sale in its existing condition. Consequently, it was not shown as a long-lived asset held for sale in the balance sheet as at August 31, 2004. This building reports to the Telecom Division.

RESTRUCTURING AND OTHER CHARGES AND INVENTORY WRITE-OFFS

During fiscal 2002, the company implemented restructuring plans to reduce its costs. Under these plans, the company recorded charges of $2,880,000, including $2,012,000 in severance expenses for the 350 employees who were terminated throughout the company and $868,000 for impaired long-lived assets. These charges are included in the restructuring and other charges in the statement of earnings for the year ended August 31, 2002. Furthermore, the company recorded $18,463,000 in inventory write-offs for excess and obsolete inventories, which are included in the cost of sales in the statement of earnings for that same year.

During fiscal 2003, the company implemented an additional restructuring plan to realign its cost structure to market conditions. Under that plan, the company recorded additional charges of $4,134,000, including $2,767,000 in severance expenses for the 172 employees who were terminated throughout the company, $512,000 for impaired long-lived assets and $855,000 for future payments on exited leased facilities. Those charges are included in the restructuring and other charges in the statement of earnings for the year ended August 31, 2003. In addition, the company recorded $4,121,000 in inventory write-offs for excess and obsolete inventories, which are included in the cost of sales in the statement of earnings for that same year.

During fiscal 2004, the company approved a restructuring plan to consolidate EXFO Burleigh's operations, transferring them mainly to EXFO Photonic Solutions' facilities in Toronto. The consolidation process started in August 2004 and will extend through the first two quarters of fiscal 2005. EXFO Burleigh's operations and assets reported to the Photonics and Life Sciences Division and all expenses related to this consolidation process also report to this division.

Management estimates that the overall costs to be incurred under this plan should amount to $2,700,000 during the implemntation period. From this amount, $772,000, representing severance expenses, has been recorded in fiscal 2004 for the layoff of all employees of EXFO Burleigh. In addition, in fiscal 2004, the company recorded an impairment charge of $1,261,000, mainly for the building. Management expects to incur the remaining $667,000 during the first two quarters of fiscal 2005 for different types of consolidation expenses such as training, recruiting and other special termination benefits.

The EXFO Burleigh building is for sale in its present condition and management expects to sell the property within the next twelve months. Consequently, in accordance with section 3475 of the handbook, it has been shown in the balance sheet as a long-lived asset held for sale. The fair value used to determine the impairment charge for the building represents the company's best estimate of its selling price based upon the municipal valuation. Starting September 1, 2004, the building will cease to be amortized.

34 | 2004 Annual Report | EXFO


Expenses relating to this plan, amounting to $2,033,000 have been recorded in the restructuring and other charges in the statement of earnings for the year ended August 31, 2004.

The following table summarizes the restructuring charges payable activity since August 31, 2001:

YEAR ENDED AUGUST 31, 2004
                             Balance as at                                                         Balance as at
                           August 31, 2003        Additions        Payments       Adjustments    August 31, 2004
-----------------------------------------------------------------------------------------------------------------
FISCAL 2004 PLAN
Severance expenses           $           -     $        772      $     (305)      $         -        $       467
-----------------------------------------------------------------------------------------------------------------
                                         -              772            (305)                -                467
-----------------------------------------------------------------------------------------------------------------
FISCAL 2003 PLAN
Severance expenses                   1,233                -            (870)             (254)               109
Exited leased facilities               748                -            (362)                -                386
Other                                  295                -             (90)               (8)               197
-----------------------------------------------------------------------------------------------------------------
                                     2,276                -          (1,322)             (262)               692
-----------------------------------------------------------------------------------------------------------------
FISCAL 2002 PLANS
Other                                   68                -             (68)                -                  -
-----------------------------------------------------------------------------------------------------------------
                                        68                -             (68)                -                  -
-----------------------------------------------------------------------------------------------------------------
FISCAL 2001 PLAN
Exited leased facilities               124                -             (72)              (42)                10
-----------------------------------------------------------------------------------------------------------------
                                       124                -             (72)              (42)                10
-----------------------------------------------------------------------------------------------------------------
Total for all plans (note 9) $       2,468     $        772      $   (1,767)      $      (304)       $     1,169
================================================================================================================

YEAR ENDED AUGUST 31, 2003
                             Balance as at                                                         Balance as at
                           August 31, 2002        Additions        Payments       Adjustments    August 31, 2003
-----------------------------------------------------------------------------------------------------------------
FISCAL 2003 PLAN
Severance expenses           $           -     $      2,767      $   (1,534)      $         -        $     1,233
Exited leased facilities                 -              855            (107)                                 748
Other                                    -              512            (217)                -                295
-----------------------------------------------------------------------------------------------------------------
                                         -            4,134          (1,858)                -              2,276
-----------------------------------------------------------------------------------------------------------------
FISCAL 2002 PLANS
Severance expenses                     231                -            (231)                -                  -
Other                                   68                -               -                 -                 68
-----------------------------------------------------------------------------------------------------------------
                                       299                -            (231)                -                 68
-----------------------------------------------------------------------------------------------------------------
FISCAL 2001 PLAN
Exited leased facilities               483                -            (359)                -                124
-----------------------------------------------------------------------------------------------------------------
                                       483                -            (359)                -                124
-----------------------------------------------------------------------------------------------------------------
Total for all plans (note 9) $         782     $      4,134      $   (2,448)      $         -        $     2,468
================================================================================================================

YEAR ENDED AUGUST 31, 2002
                             Balance as at                                                         Balance as at
                           August 31, 2001        Additions        Payments       Adjustments    August 31, 2002
-----------------------------------------------------------------------------------------------------------------
FISCAL 2002 PLANS
Severance expenses           $           -     $      2,012      $   (1,781)      $         -        $       231
Other                                    -              868            (800)      $         -                 68
-----------------------------------------------------------------------------------------------------------------
                                         -            2,880          (2,581)                -                299
-----------------------------------------------------------------------------------------------------------------
FISCAL 2001 PLAN
Severance expenses                     372                -            (372)                -                  -
Exited leased facilities               858                -            (375)                -                483
-----------------------------------------------------------------------------------------------------------------
                                     1,230                -            (747)                -                483
-----------------------------------------------------------------------------------------------------------------
Total for all plans          $       1,230     $      2,880      $   (3,328)      $         -        $       782
================================================================================================================

FUTURE INCOME TAX ASSETS AND RESEARCH AND DEVELOPMENT TAX CREDITS

During fiscal 2003, the company reviewed the carrying value of its future income tax assets and its research and development tax credits. Considering market conditions and because the company recorded losses in fiscal 2002 and 2003, it concluded that it was more likely than not that its future income tax assets and some of its non-refundable research and development tax credits were not recoverable and that a full valuation allowance and a write-off were required. Accordingly, the company recorded a full valuation allowance of $28,385,000 against its future income tax assets, mainly related to the parent company, EXFO Protocol and EXFO Burleigh and wrote off $2,297,000 in non-refundable research and development tax credits related to EXFO Protocol. The valuation allowance was included in the income taxes in the statement of earnings for the year ended August 31, 2003 (note 15). Research and development tax credit write-offs were included in the net research and development expenses in the statement of earnings for that same year (note 14).


5 o INVENTORIES

As at August 31,                                                                       2004                2003
----------------------------------------------------------------------------------------------------------------
Raw materials                                                                  $      7,244       $       8,188
Work in progress                                                                      1,370               1,022
Finished goods                                                                        6,757               6,392
----------------------------------------------------------------------------------------------------------------
                                                                               $     15,371       $      15,602
================================================================================================================

                                                  35 | 2004 Annual Report | EXFO


6 o PROPERTY, PLANT AND EQUIPMENT

As at August 31,                                                     2004                                    2003
------------------------------------------------------------------------------------------------------------------
                                                              ACCUMULATED                             Accumulated
                                                  COST       AMORTIZATION                Cost        amortization
------------------------------------------------------------------------------------------------------------------
Land and land improvements                $      2,868        $       558        $      3,323       $         350
Buildings                                        8,311              1,699              11,177               1,784
Equipment                                       29,110             23,422              27,800              19,099
Leasehold improvements                           2,110              1,278               1,837               1,042
------------------------------------------------------------------------------------------------------------------
                                                42,399        $    26,957              44,137       $      22,275
                                                              -----------                           -------------

Less: Accumulated amortization                  26,957                                 22,275
------------------------------------------------------                           ------------
                                          $     15,442                           $     21,862
------------------------------------------------------                           ------------


As of August 31, 2003 and 2004, unpaid purchases of property, plant and equipment amounted to $156,000 and $358,000, respectively.

The net carrying value of property, plant and equipment as at August 31, 2003, included $2,867,000 for the EXFO Burleigh building shown as a long-lived asset held for sale as at August 31, 2004 (note 4).


7 o INTANGIBLE ASSETS AND GOODWILL
The net carrying value of intangible assets is comprised of the following:

As at August 31,                                                                          2004             2003
----------------------------------------------------------------------------------------------------------------
Software, net of accumulated amortization of $3,482 ($2,691 in 2003)               $      2,365    $      3,069
Core technology, net of accumulated amortization of $25,733 ($20,986 in 2003)             7,082          10,778
----------------------------------------------------------------------------------------------------------------
                                                                                   $      9,447    $     13,847
----------------------------------------------------------------------------------------------------------------

Amortization expenses for intangible assets in each of the next five fiscal years will be $4,550,200 in 2005, $2,825,600 in 2006, $735,600 in 2007, $315,900
in 2008 and $296,200 in 2009.


Changes in the net carrying value of goodwill are as follows:

As at August 31,                                                                           2004            2003
----------------------------------------------------------------------------------------------------------------
Balance - Beginning of year                                                        $     17,673    $     17,576
Business combination (note 3)                                                                 -           2,958
Write-down (note 4)                                                                           -          (4,505)
Foreign currency translation adjustment                                                     720           1,644
----------------------------------------------------------------------------------------------------------------
Balance - End of year                                                              $     18,393    $     17,673
----------------------------------------------------------------------------------------------------------------


8 o CREDIT FACILITIES

The company has a line of credit which provides for advances of up to Cdn$10,000,000 (US$7,595,000). This line of credit, which is renewable annually, bears interest at prime rate (prime rate in 2003). Short-term investments, accounts receivable, inventories and all tangible and intangible assets of the company were pledged as collateral against this line of credit. As at August 31, 2004, an amount of Cdn$3,737,000 (US$2,838,000) is reserved from this line of credit for letters of guarantee and forward exchange contracts.


9 O ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

As at August 31,                                                                           2004            2003
----------------------------------------------------------------------------------------------------------------
Trade                                                                              $      4,484    $      4,227
Salaries and social benefits                                                               3,932          3,462
Warranty                                                                                     390            687
Restructuring charges (notes 4 and 19)                                                     1,169          2,468
Other                                                                                      1,418          1,182
----------------------------------------------------------------------------------------------------------------
                                                                                   $     11,393    $     12,026
----------------------------------------------------------------------------------------------------------------

Changes in the warranty provision are as follows:

As at August 31,                                                                           2004            2003
----------------------------------------------------------------------------------------------------------------
Balance - Beginning of year                                                         $       687    $        849
Provision                                                                                   564             520
Settlement                                                                                 (889)           (749)
Foreign currency translation adjustment                                                      28              67
----------------------------------------------------------------------------------------------------------------
Balance - End of year                                                               $       390             687
----------------------------------------------------------------------------------------------------------------

36 | 2004 Annual Report | EXFO


10 o LONG-TERM DEBT

As at August 31,                                                                           2004            2003
----------------------------------------------------------------------------------------------------------------
Loans collateralized by equipment, bearing interest at 9.6%, repayable in monthly instalments of $13,000 including principal and interest, maturing
   in 2008                                                                          $       453    $        563
Less: Current portion                                                                       121             110
----------------------------------------------------------------------------------------------------------------
                                                                                    $       332    $        453
----------------------------------------------------------------------------------------------------------------

As at August 31, 2004, minimum principal repayments required in each of the next four years will amount to $121,000 in 2005, $135,000 in 2006, $146,000 in 2007
and $51,000 in 2008.


11 o COMMITMENTS

The company entered into operating leases for certain of its premises and equipment, which expire at various dates through May 2011. As at August 31, 2004, minimum rentals payable under these operating leases in each of the next five years will amount to $938,000 in 2005, $875,000 in 2006, $780,000 in 2007,
$484,000 in 2008 and $467,000 in 2009. As at August 31, 2004, the total commitment under these operating leases amounts to $4,382,000.

For the years ended August 31, 2002, 2003 and 2004, rental expenses amounted to $1,936,000, $1,718,000 and $1,219,000, respectively (note 19).


12 O CONTINGENCIES

On November 27, 2001, a class action suit was filed in the United States District Court for the Southern District of New York against the company, four of the underwriters of its Initial Public Offering and some of its executive officers pursuant to the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder and sections 11, 12 and 16 of the Securities Act of 1933. Approximately 300 other issuers and their underwriters have had similar suits filed against them, all of which are included in a single coordinated proceeding in the Southern District of New York (the "IPO Litigations"). This class action alleges that the company's registration statement and prospectus filed with the Securities and Exchange Commission on June 29, 2000, contained material misrepresentations and/or omissions resulting from (i) the underwriters allegedly soliciting and receiving additional, excessive and undisclosed commissions from certain investors in exchange for which they allocated material portions of the shares issued in connection with the company's Initial Public Offering; and (ii) the underwriters allegedly entering into agreements with customers whereby shares issued in connection with the company's Initial Public Offering would be allocated to those customers in exchange for which customers agreed to purchase additional amounts of shares in the after-market at pre-determined prices.

On April 19, 2002, the plaintiffs filed two amended complaints: one containing master allegations against all of the underwriters in the IPO Litigations, and the other containing allegations specific to four of the company's underwriters, the company and two of its executive officers. In addition to the allegations mentioned above, the amended complaint alleges that the underwriters (i) used their analysts to manipulate the stock market; and (ii) implemented schemes that allowed issuer insiders to sell their shares rapidly after an initial public offering and benefit from high market prices. As concerns the company and its two executive officers in particular, the amended complaint alleges that (i) the company's registration statement was materially false and misleading because it failed to disclose the additional commissions and compensation to be received by underwriters; (ii) the two named executive officers learned of or recklessly disregarded the alleged misconduct of the underwriters; (iii) the two named executive officers had motive and opportunity to engage in alleged wrongful conduct due to personal holdings of the company's stock and the fact that an alleged artificially inflated stock price could be used as currency for acquisitions; and (iv) the two named executive officers, by virtue of their positions with the company, controlled the company and the contents of the registration statement and had the ability to prevent its issuance or cause it to be corrected. The plaintiffs in this suit seek an unspecified amount for damages suffered.

In July 2002, the issuers filed a motion to dismiss the plaintiffs' amended complaint and judgment was rendered on February 19, 2003. The Court granted the company's motion to dismiss the claims against it under Section 11 of the Securities Act. The Court denied the company's motion to dismiss the claims against it under Rule 10b-5. In October 2002, the claims against its officers were dismissed without prejudice pursuant to the terms of the Reservation of Rights and Tolling Agreements entered into with the plaintiffs.

In June 2003, a committee of the company's Board of Directors conditionally approved a proposed settlement between the issuer defendants, the individual defendants, and the plaintiffs. On June 25, 2004, the Plaintiffs moved for Preliminary Approval of the settlement, and the Underwriter defendants have opposed that motion. If approved, the settlement would provide, among other things, a release of the company and of the individual defendants for the conduct alleged in the action to be wrongful in the amended complaint. The company would agree to undertake other responsibilities under the settlement, including agreeing to assign away, not assert, or release certain potential claims the company may have against its underwriters. Any direct financial impact of the proposed settlement is expected to be borne by the company's insurance carriers.

Since the settlement process is subject to a fairness hearing and final court approval, it is possible that it could fail. Therefore, it is not possible to predict the final outcome of the case, nor determine the amount of any possible losses. If the settlement process fails, the company will continue to defend its position in this litigation that the claims against it, and its officers, are without merit. Accordingly, no provision for this case has been made in the consolidated financial statements as at August 31, 2004.

As at August 31, 2004, the company has outstanding letters of guarantee of Cdn$1,273,000 (US$967,000), which expire at various dates through fiscal 2008 and that were reserved from the line of credit.

                                                 37 | 2004 Annual Report | EXFO


13 o SHARE CAPITAL

Authorized - unlimited as to number, without par value

         Subordinate voting and participating, bearing a non-cumulative dividend to be determined by the Board of Directors, ranking pari passu with multiple voting shares

         Multiple voting and participating, entitling to ten votes each, bearing a non-cumulative dividend to be determined by the Board of Directors, convertible at the holder's option into subordinate voting shares on a one-for-one basis, ranking pari passu with subordinate voting shares

The following table summarizes the share capital activity since August 31, 2001:

                                            MULTIPLE VOTING SHARES         SUBORDINATE VOTING SHARES
--------------------------------------------------------------------------------------------------------------------------
                                             NUMBER         AMOUNT         NUMBER              AMOUNT        TOTAL AMOUNT
--------------------------------------------------------------------------------------------------------------------------
Balance as at August 31, 2001            37,900,000       $      1     19,046,080       $     429,994       $     429,995
Business combination (note 3)                     -              -      4,374,573              59,625              59,625
Exercise of stock awards                          -              -        144,532                   -                   -
Redemption                                        -              -         (7,022)                 (6)                 (6)
Resale                                            -              -          7,022                   6                   6
Share issue expenses                              -              -              -                  (9)                 (9)
--------------------------------------------------------------------------------------------------------------------------
Balance as at August 31, 2002            37,900,000              1     23,565,185             489,610             489,611
Business combination (note 3)                     -              -      1,479,290               2,796               2,796
Exercise of stock options                         -              -         25,498                  45                  45
Exercise of stock awards                          -              -         69,935                   -                   -
Redemption                                        -              -        (21,515)                (16)                (16)
Resale                                            -              -         21,515                  16                  16
--------------------------------------------------------------------------------------------------------------------------
Balance as at August 31, 2003            37,900,000              1     25,139,908             492,451             492,452
Public offering(1)                                -              -      5,200,000              29,164              29,164
Exercise of stock options                         -              -        111,071                 254                 254
Exercise of stock awards                          -              -         89,504                   -                   -
Redemption                                        -              -         (5,340)                 (5)                 (5)
Resale                                            -              -          5,340                   5                   5
Share issue expenses                              -              -              -                (137)               (137)
--------------------------------------------------------------------------------------------------------------------------
Balance as at August 31, 2004            37,900,000       $      1     30,540,483       $     521,732       $     521,733
==========================================================================================================================

(1) On February 12, 2004, pursuant to a Canadian public offering, the company issued 5,200,000 subordinate voting shares for net proceeds of $29,164,000 (Cdn$38,438,400), after deduction of underwriting commission of $1,215,000 (Cdn$1,601,000). The net proceeds of this offering were invested in commercial paper that is presented in the short-term investments in the balance sheet (note 17).

STOCK PURCHASE PLAN

The company's stock purchase plan terminated at the time of the initial public offering, being June 29, 2000. In accordance with that plan, officers, directors and key employees could purchase Class F shares up to a maximum of 5% of all participating, issued and outstanding shares of the company. The purchase price of shares under that plan was determined as a multiple of the company's equity as at the end of the preceding fiscal year. All 707,264 shares issued under that plan, which were restricted as to sale and transferability for a period of at least five years from the date of acquisition, were released in fiscal 2004.

STOCK OPTION PLAN

In May 2000, the company established a stock option plan for directors, executive officers, employees and consultants and those of the company's subsidiaries, as determined by the Board of Directors.

The maximum number of subordinate voting shares issuable under the plan cannot exceed 6,306,153 shares. The maximum number of subordinate voting shares that may be granted to any individual cannot exceed 5% of the number of outstanding subordinate voting shares. The exercise price is the market price of the common shares on the date of grant. Options granted under the plan generally expire ten years from the date of grant. Options granted under the plan generally vest over a four-year period, with 25% vesting on an annual basis commencing on the first anniversary of the date of grant. The Board of Directors may accelerate the vesting of any or all outstanding options upon the occurrence of a change of control.

The following table summarizes stock option activity since August 31, 2001:

Years ended August 31,                                 2004                           2003                       2002
-----------------------------------------------------------------------------------------------------------------------
                                              WEIGHTED AVERAGE              Weighted average           Weighted average
                                      NUMBER    EXERCISE PRICE       Number   exercise price    Number   exercise price
-----------------------------------------------------------------------------------------------------------------------
Outstanding - Beginning of year     3,176,613      $      15      2,597,574      $      22    2,414,231     $      28
Granted                               536,500              4      1,268,450              2    1,039,805            10
Exercised                            (111,071)            (2)       (25,498)            (2)           -             -
Forfeited                            (667,524)           (15)      (663,913)           (17)    (856,462)          (25)
-----------------------------------------------------------------------------------------------------------------------
Outstanding - End of year           2,934,518      $      14      3,176,613      $      15    2,597,574     $      22
=======================================================================================================================
Exercisable - End of year           1,331,707      $      21      1,068,595      $      22      512,161     $      28
=======================================================================================================================

38 | 2004 Annual Report | EXFO

The following table summarizes information about stock options as at
August 31, 2004:
                                                Stock options outstanding                     Stocks options exercisable
-------------------------------------------------------------------------------------------------------------------------
                                                               Weighted average
                                             Weighted average         remaining                          Weighted average
Exercise price                      Number     exercise price  contractual life                Number      exercise price
-------------------------------------------------------------------------------------------------------------------------
$1.58 to $2.16                     653,254      $        1.58         8.1 years               118,900      $        1.58
$2.59 to $3.63                     436,250               3.44         9.0 years                63,208               3.39
$4.65 to $5.65                     223,979               4.77         9.3 years                13,240               5.65
$9.13 to $12.69                    567,396              10.10         7.2 years               283,698              10.10
$19.19 to $27.80                   785,608              24.05         6.2 years               651,629              24.24
$34.07 to $45.94                   216,601              44.38         6.0 years               162,459              44.38
$56.74                              51,430              56.74         6.0 years                38,573              56.74
-------------------------------------------------------------------------------------------------------------------------
                                  2,934,518     $       13.89         7.5 years             1,331,707      $       21.43
=========================================================================================================================

RESTRICTED STOCK AWARD PLAN

On December 20, 2000, the company established a restricted stock award plan for employees of EXFO Burleigh. Each stock award entitles employees to receive one subordinate voting share at a purchase price of nil. Stock awards granted under the plan vest over a four-year period, with 25% vesting on an annual basis commencing on the first anniversary of the date of grant. According to the plan, upon the involuntary termination of a member of the defined management team, all outstanding restricted stock awards granted to such an employee automatically vest. The plan will expire on December 20, 2004.

The following table summarizes restricted stock awards activity since
August 31, 2001:

Years ended August 31,                                                       2004               2003                2002
-------------------------------------------------------------------------------------------------------------------------
Outstanding - Beginning of year                                           143,096            215,249             359,781
Granted                                                                         -                  -                   -
Exercised                                                                 (89,504)           (69,935)           (144,532)
Forfeited                                                                       -            (2,218)                   -
-------------------------------------------------------------------------------------------------------------------------
Outstanding - End of year                                                  53,592            143,096             215,249
=========================================================================================================================
Exercisable - End of year                                                       -                  -                   -
=========================================================================================================================


As of August 31, 2004, the weighted average remaining contractual life of the outstanding restricted stock awards was four months.

STOCK APPRECIATION RIGHTS PLAN

On August 4, 2001, the company established a stock appreciation rights plan for certain employees. Under that plan, eligible employees are entitled to receive a cash amount equivalent to the difference between the market price of the common shares on the date of exercise and the exercise price determined on the date of grant. Stock appreciation rights granted under the plan generally expire ten years from the date of grant. Stock appreciation rights vest over a four-year period, with 25% vesting on an annual basis commencing on the first anniversary of the date of grant.

Considering the market price of the common shares of $4.36 as at August 31, 2004, compensation cost for those stock appreciation rights was nominal as at August 31, 2004.

The following table summarizes stock appreciation rights activity since
August 31, 2001:

Years ended August 31,                                       2004                         2003                       2002
--------------------------------------------------------------------------------------------------------------------------
                                                 WEIGHTED AVERAGE             Weighted average           Weighted average
                                          NUMBER   EXERCISE PRICE     Number    exercise price    Number   exercise price
--------------------------------------------------------------------------------------------------------------------------
Outstanding - Beginning of year            9,000   $         24       10,000    $           26    22,400   $           30
Granted                                    6,000              5        5,000                 2     1,000               12
Forfeited                                 (2,000)            19       (6,000)               (9)  (13,400)             (31)
--------------------------------------------------------------------------------------------------------------------------
Outstanding - End of year                 13,000   $         16        9,000    $           24    10,000   $           26
==========================================================================================================================
Exercisable - End of year                  4,250   $         30        3,500    $           30     2,250   $           27
==========================================================================================================================

The following table summarizes information about stock appreciation rights as at August 31, 2004:
                                                                                         Stock                     Stock
                                                                                  appreciation              appreciation
                                                                                        rights                    rights
                                                                                   outstanding               exercisable
--------------------------------------------------------------------------------------------------------------------------
                                                                              Weighted average
                                                                                     remaining
Exercise price                                              Number            contractual life                     Number
--------------------------------------------------------------------------------------------------------------------------
$2.10                                                        2,000                   8.6 years                       500
$4.65                                                        6,000                   9.6 years                         -
$22.25                                                       2,500                   6.4 years                     1,875
$45.94                                                       2,500                   6.0 years                     1,875
--------------------------------------------------------------------------------------------------------------------------
                                                            13,000                   8.1 years                     4,250
--------------------------------------------------------------------------------------------------------------------------

                                                  39 | 2004 Annual Report | EXFO


14 o OTHER DISCLOSURES

NET RESEARCH AND DEVELOPMENT EXPENSES


Net research and development expenses comprise the following:

Years ended August 31,                                                       2004                2003                2002
--------------------------------------------------------------------------------------------------------------------------
Gross research and development expenses                               $     15,668       $     17,133       $      17,005
Research and development tax credits and grants                             (3,278)            (3,551)             (4,223)
Research and development tax credit write-offs (note 4)                          -              2,297                   -
--------------------------------------------------------------------------------------------------------------------------
                                                                      $     12,390       $     15,879       $      12,782
==========================================================================================================================


All tax credits written off can be carried forward against future years' income taxes payable over the next nine years.

OTHER GRANTS AND TAX CREDITS

During 1998, the company entered into an agreement with the Quebec Minister of Industry, Commerce, Science and Technology (the "Minister"). Pursuant to this agreement, the Minister agreed to contribute, in the form of grants, up to a maximum of Cdn$600,000 (US$456,000) towards interest costs incurred over the period from January 1, 1998, through December 31, 2002. In addition, the Minister agreed to provide grants up to a maximum of Cdn$2,220,000 (US$1,686,000) over the period from January 1, 1998, through December 31, 2002, payable based on the number of full-time jobs created during the period.

The above grants are subject to the condition that jobs created pursuant to the agreement be maintained for a period of at least five years from the date of creation. Should this condition not be met by the company, the Minister may enforce various recourse options, which include suspension or cancellation of the agreement or repayment of amounts received by the company. Since the beginning of this program, the company received the maximum amount of Cdn$2,820,000 (US$2,142,000), of which Cdn$1,370,000 (US$1,040,000) has been credited to earnings with the balance of Cdn$1,450,000 (US$1,102,000) having been included in deferred grants in the balance sheet.

Furthermore, since 2000, companies operating in the Quebec City area are eligible for a refundable tax credit granted by the Quebec provincial government. This credit is earned on the increase of production and marketing eligible salaries incurred in the Quebec City area at a rate of 40%. Since 2000, the company has received a total of Cdn$5,679,000 (US$4,313,000) under this program, of which Cdn$4,905,000 (US$3,725,000) has been credited to earnings with the balance of Cdn$774,000 (US$588,000) having been included in deferred grants in the balance sheet. The deferred grants will be recognized in the statement of earnings upon the final approval of eligible salaries by the sponsor of the program.

Should repayments of any amounts received pursuant to these agreements be required, such repayments, less related deferred revenue, if any, will be charged to earnings as the amount of any repayment becomes known.

Following is a summary of the classification of these and certain other grants and tax credits (government grants) in the statements of earnings of the reporting years.

Cost of sales for the years ended August 31, 2002, 2003 and 2004, is net of government grants of $546,000, $518,000 and $3,000, respectively.

Selling and administrative expenses for the years ended August 31, 2002, 2003 and 2004, are net of government grants of $213,000, $286,000 and $5,000, respectively.

Research and development expenses for the years ended August 31, 2002, 2003 and 2004, are net of government grants of $333,000, $45,000 and $80,000, respectively.

DEFINED CONTRIBUTION PLANS

The company maintains separate defined contribution plans for certain eligible employees. These plans, which are accounted for on an accrual basis, are summarized as follows:

o    Deferred profit-sharing plan

     The company maintains a plan for certain eligible Canadian resident employees, under which the company may elect to contribute an amount equal to 1% of an employee's gross salary, provided that the employee has contributed at least 2% of his/her gross salary to a tax-deferred registered retirement savings plan. From June 2002 to December 2002, the company suspended its contributions to the plan as part of its cost-reduction efforts. Contributions to this plan for the years ended August 31, 2002, 2003 and 2004, amounted to Cdn$136,000 (US$86,000),
     Cdn$93,000 (US$63,000) and Cdn$141,000 (US$106,000), respectively.

o    401 K plan

     The company maintains a 401 K plan for eligible U.S. resident employees. Under this plan, the company must contribute an amount equal to 3% of an employee's current compensation. During the years ended August 31, 2002, 2003 and 2004, the company recorded contributions totaling $317,000, $253,000 and $187,000, respectively.

40 | 2004 Annual Report | EXFO


15 o INCOME TAXES

The reconciliation of the income tax provision, calculated using the combined Canadian federal and provincial statutory income tax rate, with the income tax provision per the financial statements is as follows:

Years ended August 31,                                                       2004               2003                2002
-------------------------------------------------------------------------------------------------------------------------
Income tax provision at combined Canadian federal and provincial
  statutory tax rate (32% in 2004, 34% in 2003 and 36% in 2002)      $     (3,011)        $  (13,563)        $   (26,563)

Increase (decrease) due to:
Manufacturing and processing deduction                                          6                307                 525
Foreign income taxed at different rates                                      (767)              (999)             (1,101)
Non-taxable income                                                           (128)              (298)               (143)
Non-deductible expenses                                                     1,205              1,609                 334
Tax deductions                                                               (169)               (80)               (518)
Reduction of Canadian federal statutory tax rate                              274                 92                 168
Effect of consolidation of subsidiaries                                    (1,384)               184               1,325
Previous year tax recovery upon a tax assessment                           (1,406)              (645)                  -
Other                                                                         440                 67                 522
Change in valuation allowance                                               3,954             28,385                   -
-------------------------------------------------------------------------------------------------------------------------
                                                                     $      (986)        $    15,059        $    (25,451)
=========================================================================================================================

The income tax provision consists of the following:
Current
  Canadian                                                           $       (577)        $    4,829        $    (10,816)
  United States                                                                 -               (247)             (1,232)
  Other                                                                      (409)               339                 (6)
-------------------------------------------------------------------------------------------------------------------------
                                                                             (986)             4,921             (12,054)
Future
  Canadian                                                                 (1,104)           (13,553)             (4,475)
  United States                                                            (2,448)            (4,307)             (8,694)
  Other                                                                      (402)              (387)               (228)
-------------------------------------------------------------------------------------------------------------------------
                                                                           (3,954)           (18,247)            (13,397)
Valuation allowance
  Canadian                                                                  1,104             20,359                   -
  United States                                                             2,448              7,374                   -
  Other                                                                       402                652                   -
-------------------------------------------------------------------------------------------------------------------------
                                                                            3,954             28,385                   -
-------------------------------------------------------------------------------------------------------------------------
                                                                     $       (986)       $    15,059        $    (25,451)
-------------------------------------------------------------------------------------------------------------------------

Details of the company's income taxes:
Loss before income taxes and amortization and write-down of goodwill
  Canadian                                                           $     (7,740)       $   (20,449)       $    (47,431)
  United States                                                            (5,879)           (13,116)            (28,228)
  Other                                                                     4,209             (6,326)             (1,874)
-------------------------------------------------------------------------------------------------------------------------
                                                                     $     (9,410)       $   (39,891)       $    (73,785)
=========================================================================================================================


Significant components of the company's future income tax assets and liabilities are as follows:

As at August 31,                                                                                2004                2003
-------------------------------------------------------------------------------------------------------------------------
Future income tax assets
  Long-lived assets                                                                      $     3,291        $      2,053
  Provisions and accruals                                                                      8,755               9,786
  Government grants                                                                              188                 185
  Deferred revenue                                                                               336                 140
  Share issue expenses                                                                           657               1,434
  Research and development expenses                                                            5,064               3,621
  Losses carried forward                                                                      15,110              13,770
-------------------------------------------------------------------------------------------------------------------------
                                                                                              33,401              30,989
Valuation allowance                                                                          (32,613)            (28,846)
-------------------------------------------------------------------------------------------------------------------------
                                                                                         $       788        $      2,143
=========================================================================================================================

Future income tax liabilities
  Long-lived assets                                                                      $         -        $     (1,614)
  Research and development tax credits                                                          (788)               (497)
  Provisions and accruals                                                                          -                 (32)
-------------------------------------------------------------------------------------------------------------------------
                                                                                                (788)             (2,143)
-------------------------------------------------------------------------------------------------------------------------
Future income tax assets, net                                                            $         -        $          -
=========================================================================================================================

                                                  41 | 2004 Annual Report | EXFO


As at August 31, 2004, the company had available operating losses in several tax jurisdictions, against which a full valuation allowance was established. The following table summarizes the year of expiry of these operating losses by tax jurisdiction:

                                                                                    CANADA
                                                                          FEDERAL          PROVINCIAL      UNITED STATES
YEAR OF EXPIRY                                                                                                 AND OTHER
--------------------------------------------------------------------------------------------------------------------------
2005                                                                 $    643,000        $    955,000       $          -
2006                                                                      199,000             199,000                  -
2007                                                                    1,544,000           1,609,000            207,000
2008                                                                    4,278,000           4,313,000          1,916,000
2009                                                                    5,346,000           3,256,000            575,000
2010                                                                    3,802,000           1,996,000                  -
2014                                                                      182,000                   -                  -
2022                                                                            -                   -          9,044,000
2023                                                                            -                   -         11,943,000
2024                                                                            -                   -          6,225,000
Indefinite                                                                631,000                   -          1,651,000
--------------------------------------------------------------------------------------------------------------------------
                                                                     $ 16,625,000        $ 12,328,000       $ 31,561,000
--------------------------------------------------------------------------------------------------------------------------

Also, as at August 31, 2004, the company had available research and development expenses in Canada amounting to $16,110,000 at the federal level and $16,600,000 at the provincial level, against which a full valuation allowance was established. These expenses can be carried forward indefinitely against future years' taxable income in their respective tax jurisdiction.


16 o LOSS PER SHARE

The following table summarizes the reconciliation of the basic weighted average number of shares outstanding and the diluted weighted average number of shares outstanding:

YEARS ENDED AUGUST 31,                                                       2004                2003               2002
--------------------------------------------------------------------------------------------------------------------------
Basic weighted average number of shares outstanding (000's)                66,020              62,852             60,666
Dilutive effect of stock options (000's)                                      502                 301                 31
Dilutive effect of restricted stock awards (000's)                             93                 164                269
--------------------------------------------------------------------------------------------------------------------------

Diluted weighted average number of shares outstanding (000's)              66,615              63,317             60,966
--------------------------------------------------------------------------------------------------------------------------
Stock options excluded from the calculation of the diluted weighted average number of shares because their exercise price was greater
  than the average market price of the common shares (000's)                2,128               2,533              2,734
--------------------------------------------------------------------------------------------------------------------------

The diluted loss per share for the years ended August 31, 2002, 2003 and 2004, was the same as the basic loss per share since the dilutive effect of stock options and restricted stock awards should not be included in the calculation; otherwise, the effect would be anti-dilutive. Accordingly, diluted loss per share for those years was calculated using the basic weighted average number of shares outstanding.


17 o FINANCIAL INSTRUMENTS

SHORT-TERM INVESTMENTS

Short-term investments consist of the following:

AS AT AUGUST 31,                                                                                 2004               2003
--------------------------------------------------------------------------------------------------------------------------
Commercial paper denominated in Canadian dollars, bearing interest at annual rates of 2.00% to 2.14% in 2004 and 2.65% to 3.10% in 2003, maturing on different dates between October 2004 and January 2005 in fiscal 2004, and
  October 2003 and January 2004 in fiscal 2003
                                                                                         $     65,359        $    52,010
Mutual funds denominated in Canadian dollars                                                   18,610                  -
--------------------------------------------------------------------------------------------------------------------------
                                                                                         $     83,969        $    52,010
--------------------------------------------------------------------------------------------------------------------------

FAIR VALUE
Cash, accounts receivable, accounts payable and accrued liabilities and long-term debt are financial instruments whose carrying values approximate their fair values.

The fair value of short-term investments, based on market value, amounted to $52,010,000 and $83,969,000 as at August 31, 2003 and 2004, respectively.

The fair value of forward exchange contracts, based on the current trading value, amounted to Cdn$18,550,000 and Cdn$20,371,000 as at August 31, 2003 and 2004, respectively.

42 | 2004 Annual Report | EXFO


CREDIT RISK

Financial instruments that potentially subject the company to credit risk consist primarily of cash, short-term investments, accounts receivable and forward exchange contracts. The company's short-term investments consist of debt instruments issued by high-credit quality corporations and trusts. The company's cash and forward exchange contracts are held with or issued by high-credit quality financial institutions; therefore, the company considers the risk of non-performance on these instruments to be remote.

Due to the geographic distribution of the company's customers, there is no particular concentration of credit risk. Generally, the company does not require collateral or other security from customers for trade accounts receivable; however, credit is extended to customers following an evaluation of creditworthiness. In addition, the company performs ongoing credit reviews of all its customers and establishes an allowance for doubtful accounts receivable when accounts are determined to be uncollectible. Allowance for doubtful accounts amounted to $568,000 and $510,000 as at August 31, 2003 and 2004, respectively.

INTEREST RATE RISK

As at August 31, 2004, the company's exposure to interest rate risk is summarized as follows:

Cash                                                                                                 Non-interest bearing
Short-term investments                                                                                 As described above
Accounts receivable                                                                                  Non-interest bearing
Accounts payable and accrued liabilities                                                             Non-interest bearing
Long-term debt                                                                                    As described in note 10

FORWARD EXCHANGE CONTRACTS

The company is exposed to currency risks as a result of its export sales of products manufactured in Canada, substantially all of which are denominated in US dollars. These risks are partially hedged by forward exchange contracts and certain operating expenses. As at August 31, 2003 and 2004, the company held contracts to sell US dollars at various forward rates, which are summarized as follows:

                                                                                                        WEIGHTED AVERAGE
                                                                    CONTRACTUAL AMOUNTS        CONTRACTUAL FORWARD RATES
---------------------------------------------------------------------------------------------------------------------------
As at August 31, 2003
    September 2003 to August 2004                                        $        6,470                           1.5869
    September 2004 to August 2005                                                 6,680                           1.5647

As at August 31, 2004
    September 2004 to August 2004                                        $        7,480                           1.5427
    September 2005 to March 2007                                                  8,400                           1.3622

As at August 31, 2003 and 2004, these forward exchange contracts generated deferred unrealized gains of US$1,800,000 and US$1,500,000, respectively. Deferred unrealized gains were calculated using year-end exchange rates of Cdn$1.3851 = US$1.00 for fiscal 2003 and Cdn$1.3167 = US$1.00 for fiscal 2004.


18 o SEGMENT INFORMATION

In September 2003, the company reorganized its business under two reportable segments: Telecom Division and the Photonics and Life Sciences Division. The Telecom Division offers integrated test solutions to network service providers, system vendors and component manufacturers throughout the global telecommunications industry. The Photonics and Life Sciences Division mainly leverages developed and acquired core telecom technologies for high-tech industrial manufacturing and research markets.

EXFO's President and Chief Executive Officer ("CEO"), as the chief operating decision-maker, assesses the performance of the two segments and allocates resources to the segments. Each reportable segment is managed separately. Earnings (loss) from operations represent the primary measure used by the CEO in assessing performance of the reportable segments. The accounting policies of the reportable segments are the same as those applied in the consolidated financial statements.

Until August 31, 2003, the company was organized under one reportable segment, being the development, manufacturing and marketing of fiber-optic test, measurement and monitoring solutions for the global telecommunications industry.


The following tables present information by segment:

                                                                               PHOTONICS AND LIFE
YEAR ENDED AUGUST 31, 2004                                TELECOM DIVISION      SCIENCES DIVISION                  TOTAL
---------------------------------------------------------------------------------------------------------------------------
Sales                                                       $     58,882             $     15,748           $     74,630
Loss from operations                                        $     (5,557)            $     (5,013)          $    (10,570)
Unallocated items:
Interest and other income
Foreign exchange loss                                                                                              1,438
                                                                                                                    (278)
---------------------------------------------------------------------------------------------------------------------------
Loss before income taxes                                                                                          (9,410)
Income taxes                                                                                                        (986)
---------------------------------------------------------------------------------------------------------------------------
Net loss for the year                                                                                       $     (8,424)
---------------------------------------------------------------------------------------------------------------------------
Amortization of capital assets                              $     6,643              $     3,372            $     10,015
---------------------------------------------------------------------------------------------------------------------------
Stock-based compensation costs                              $      417               $       32             $        449
---------------------------------------------------------------------------------------------------------------------------
Capital expenditures                                        $      607               $      244             $        851
---------------------------------------------------------------------------------------------------------------------------

                                                  43 | 2004 Annual Report | EXFO

                                                                               PHOTONICS AND LIFE
YEAR ENDED AUGUST 31, 2003                                TELECOM DIVISION      SCIENCES DIVISION                  TOTAL
--------------------------------------------------------------------------------------------------------------------------
Sales                                                     $      48,753           $       13,177            $      61,930


                                                                               PHOTONICS AND LIFE
YEAR ENDED AUGUST 31, 2002                                TELECOM DIVISION      SCIENCES DIVISION                  TOTAL
--------------------------------------------------------------------------------------------------------------------------
Sales                                                     $      54,452           $       13,878            $      68,330

Comparative information for the loss from operations and related information as well as capital expenditures is not provided for each reportable segment because this information is not available and is impracticable to determine.

AS AT AUGUST 31,                                                                            2004                    2003
--------------------------------------------------------------------------------------------------------------------------
Total assets
  Telecom Division                                                                   $     59,463            $    59,466
  Photonics and Life Sciences Division                                                     15,915                 22,032
  Unallocated assets                                                                       97,413                 64,756
--------------------------------------------------------------------------------------------------------------------------
                                                                                     $    172,791            $    146,254
--------------------------------------------------------------------------------------------------------------------------

Unallocated assets are comprised of cash, short-term investments and income taxes and tax credits recoverable.

As at August 31, 2004, the net carrying value of goodwill that reported to the Telecom Division and the Photonics and Life Sciences Division amounted to $14,530,000 and $3,863,000, respectively.

Sales to external customers by geographic region are detailed as follows:

YEARS ENDED AUGUST 31,                                                        2004              2003                2002
--------------------------------------------------------------------------------------------------------------------------
United States                                                         $     40,019       $     31,561        $    35,129
Canada                                                                       5,818              4,806              3,971
Latin America                                                                3,547              4,467              2,581
--------------------------------------------------------------------------------------------------------------------------
                                                                            49,384             40,834             41,681
Europe, Middle East and Africa                                              13,706             11,092             13,678
Asia-Pacific                                                                11,540             10,004             12,971
--------------------------------------------------------------------------------------------------------------------------
                                                                      $     74,630       $     61,930        $    68,330
--------------------------------------------------------------------------------------------------------------------------

Sales were allocated to geographic regions based on the country of residence of the related customers. In fiscal 2002 and 2004, one customer represented more than 10% of sales with 10.2% of sales ($6,965,000) in fiscal 2002 and 13.8% of sales ($10,325,000) in fiscal 2004. In fiscal 2003, no single customer accounted for 10% of sales or more. For fiscal 2004, the most important customer reported to the Telecom Division.

Long-lived assets by geographic region are detailed as follows:

AS AT AUGUST 31,                                                                                 2004               2003
--------------------------------------------------------------------------------------------------------------------------
Canada                                                                                   $     37,948        $    43,402
United States                                                                                   6,934              9,980
--------------------------------------------------------------------------------------------------------------------------
                                                                                         $     44,882        $    53,382
--------------------------------------------------------------------------------------------------------------------------

Long-lived assets consist of property, plant and equipment, the long-lived asset held for sale, intangible assets and goodwill.


19 o RELATED PARTY TRANSACTIONS

In fiscal 2003, the company acquired a building from a company owned by the President of the company for a cash consideration of $930,000. This transaction was measured at the fair market value since it was not in the normal course of operations, the change in ownership interest in the building was substantive and the fair market value was supported by an independent appraisal.

For the years ended August 31, 2002, 2003 and 2004, EXFO leased facilities from a company owned by the President of the company. The annual rental expense amounted to $234,000, $331,000 and nil, respectively. The rental expense for fiscal 2003 included $234,000 for future payments on an exited leased facility; this expense was recorded in the restructuring and other charges in the statement of earnings for that year (notes 4 and 9). As at August 31, 2004, restructuring charges payable included $194,000 due to the company owned by the President of the company in connection with this exited leased facility. In September 2004, EXFO was released from its obligations under that lease, and it paid the full amount due to the related company. These rental expenses were measured at the fair market value since they were incurred during the normal course of operations.

44 | 2004 Annual Report | EXFO


20 o UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

As a registrant with the Securities and Exchange Commission in the United States
(SEC), the company is required to reconcile its financial statements for significant differences between generally accepted accounting principles as applied in Canada (Canadian GAAP) and those applied in the United States (U.S.
GAAP). Furthermore, additional significant disclosures required under U.S. GAAP and Regulation S-X of the SEC are also been provided in the accompanying financial statements and notes. The following summarizes the significant quantitative differences between Canadian and U.S. GAAP, as well as other significant disclosures required under U.S. GAAP and Regulation S-X not already provided in the accompanying financial statements.

RECONCILIATION OF NET LOSS TO CONFORM TO U.S. GAAP

The following summary sets out the significant differences between the company's reported net loss and net loss per share under Canadian GAAP as compared to U.S. GAAP. Please see corresponding explanatory notes in the Reconciliation Items section.

YEARS ENDED AUGUST 31,                                                                 2004               2003             2002
---------------------------------------------------------------------------------------------------------------------------------
Net loss for the year in accordance with Canadian GAAP                            $  (8,424)        $  (54,950)      $ (308,524)
Stock-based compensation costs related to stock option plan                a)           146                216               49
Stock-based compensation costs related to stock purchase plan              a)          (611)               (61)            (661)
Stock-based compensation costs related to restricted stock award plan      a)          (402)              (987)          (3,038)
Unrealized gains (losses) on forward exchange contracts                    b)          (280)             1,645              444
Future income taxes on forward exchange contracts                          b)             -               (543)            (212)
Future income taxes on acquired in-process research and development        d)             -                  -             (444)
Amortization of intangible assets                                          e)             -                832              239
Future income taxes on amortization of intangible assets                   e)             -               (279)             (80)
Amortization of goodwill                                                d),e)             -                  -           (9,263)
Write-down of goodwill and intangible assets                               e)             -              6,178          (62,557)
Future income taxes on write-down of intangible assets                     e)             -                  -            1,154
Valuation allowance on future income tax assets                            f)             -               (252)               -
---------------------------------------------------------------------------------------------------------------------------------
Net loss for the year in accordance with U.S. GAAP                                   (9,571)           (48,201)        (382,893)
Other comprehensive loss
Foreign currency translation adjustment                                               5,969             15,089             (521)
Unrealized gains on forward exchange contracts                             b)           689                  -                -
---------------------------------------------------------------------------------------------------------------------------------
Comprehensive loss                                                                $  (2,913)        $  (33,112)      $ (383,414)
---------------------------------------------------------------------------------------------------------------------------------
Basic and diluted net loss per share in accordance with U.S. GAAP          h)     $   (0.14)        $    (0.77)      $    (6.31)

SHAREHOLDERS' EQUITY

As a result of the aforementioned adjustments to net loss and other comprehensive loss, significant differences with respect to shareholders' equity under U.S. GAAP are as follows:

SHARE CAPITAL

AS AT AUGUST 31,                                                                       2004               2003             2002
---------------------------------------------------------------------------------------------------------------------------------
Share capital in accordance with Canadian GAAP                                    $ 521,733         $  492,452       $  489,611
Stock-based compensation costs related to stock purchase plan           a),g)
  Current year                                                                          (47)               (75)             (64)
  Cumulative effect of prior years                                                    2,403              2,478            2,542
Reclassification from other capital upon exercise of restricted stock awards
  Current year                                                                        1,784              1,582            3,270
  Cumulative effect of prior years                                                    4,852              3,270                -
Shares issued upon business combinations                                   d)
  Cumulative effect of prior years                                                   65,584             65,584           65,584
---------------------------------------------------------------------------------------------------------------------------------
Share capital in accordance with U.S. GAAP                                        $ 596,309         $  565,291       $  560,943
---------------------------------------------------------------------------------------------------------------------------------

DEFERRED STOCK-BASED COMPENSATION COSTS

AS AT AUGUST 31,                                                                       2004               2003             2002
---------------------------------------------------------------------------------------------------------------------------------
Deferred stock-based compensation costs in accordance
  with Canadian GAAP                                                              $       -         $        -       $        -
Stock-based compensation costs related to stock-based
  compensation plans                                                    a),g)
  Current year                                                                       (1,463)                 -                -
  Cumulative effect of prior years                                                  (29,576)           (29,576)         (29,576)
Amortization
  Current year                                                                        1,718              1,483            4,698
  Cumulative effect of prior years                                                   13,095             11,612            6,914
Reduction of stock-based compensation costs
  Current year                                                                           84                106              403
  Cumulative effect of prior years                                                   15,203             15,097           14,694
---------------------------------------------------------------------------------------------------------------------------------
Deferred stock-based compensation costs in accordance with U.S. GAAP              $    (939)        $   (1,278)          (2,867)
---------------------------------------------------------------------------------------------------------------------------------

                                                  45 | 2004 Annual Report | EXFO

OTHER CAPITAL

AS AT AUGUST 31,                                                                       2004               2003             2002
---------------------------------------------------------------------------------------------------------------------------------
Other capital in accordance with Canadian GAAP                                   $        -         $        -       $        -
Stock-based compensation costs related to stock-based
  compensation plans                                                    a),g)
  Current year                                                                        1,463                  -                -
  Cumulative effect of prior years                                                   26,894             26,894           26,894
Reduction of stock-based compensation costs
  Current year                                                                         (439)              (682)          (1,387)
  Cumulative effect of prior years                                                  (16,613)           (15,931)         (14,544)
Reclassification to share capital upon exercise of restricted stock awards
  Current year                                                                       (1,784)            (1,582)          (3,270)
  Cumulative effect of prior years                                                   (4,852)            (3,270)               -
---------------------------------------------------------------------------------------------------------------------------------
Other capital in accordance with U.S. GAAP                                       $    4,669         $    5,429       $    7,693
---------------------------------------------------------------------------------------------------------------------------------

DEFICIT

AS AT AUGUST 31,                                                                       2004               2003             2002
---------------------------------------------------------------------------------------------------------------------------------
Deficit in accordance with Canadian GAAP                                         $ (380,212)        $ (371,788)      $ (316,838)
Stock-based compensation costs                                             a)
  Current year                                                                         (867)              (832)          (3,650)
  Cumulative effect of prior years                                                  (11,406)           (10,574)          (6,924)
Unrealized gains (losses) on forward exchange contracts, net of            b)
income taxes
  Current year                                                                         (280)             1,102              232
  Cumulative effect of prior years                                                    1,451                349              117
Change in reporting currency                                               c)
  Cumulative effect of prior years                                                    1,016              1,016            1,016
Future income taxes on acquired in-process research and development        d)
  Current year                                                                            -                  -             (444)
  Cumulative effect of prior years                                                   (1,380)            (1,380)            (936)
Amortization of intangible assets, net of income taxes                     e)
  Current year                                                                            -                553              159
  Cumulative effect of prior years                                                      712                159                -
Write-down of goodwill and intangible assets, net of                       e)
income taxes
  Current year                                                                            -              6,178          (61,403)
  Cumulative effect of prior years                                                  (55,225)           (61,403)               -
Valuation allowance on future income tax assets                            f)
  Current year                                                                            -               (252)               -
  Cumulative effect of prior years                                                     (252)                 -                -
Amortization of goodwill                                               d), e)
  Current year                                                                            -                  -           (9,263)
  Cumulative effect of prior years                                                  (17,716)           (17,716)          (8,453)
---------------------------------------------------------------------------------------------------------------------------------
Deficit in accordance with U.S. GAAP                                             $ (464,159)        $ (454,588)      $ (406,387)
---------------------------------------------------------------------------------------------------------------------------------

ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

AS AT AUGUST 31,                                                                       2004               2003             2002
---------------------------------------------------------------------------------------------------------------------------------
Accumulated other comprehensive income in accordance with Canadian GAAP          $        -         $        -       $        -
Foreign currency translation adjustment
  Current year                                                                        5,969             15,089             (521)
  Cumulative effect of prior years                                                    5,219             (9,870)          (9,349)
Unrealized gains on forward exchange contracts
  Current year                                                              b)          689                  -                -
---------------------------------------------------------------------------------------------------------------------------------
Accumulated other comprehensive income (loss) in accordance with U.S. GAAP       $   11,877         $    5,219       $   (9,870)
---------------------------------------------------------------------------------------------------------------------------------

46 | 2004 Annual Report | EXFO


BALANCE SHEETS

The following table summarizes the significant differences in balance sheet items between Canadian GAAP and U.S. GAAP:

                                                                  AS AT AUGUST 31, 2004               As at August 31, 2003
---------------------------------------------------------------------------------------------------------------------------------
                                                             AS REPORTED          U.S. GAAP        As reported        U.S. GAAP
---------------------------------------------------------------------------------------------------------------------------------
Goodwill                                       d), e)
  Cost                                                       $    93,967        $   102,138         $   91,982       $  100,512
  Accumulated amortization                                       (75,574)           (93,753)           (74,309)         (92,610)
---------------------------------------------------------------------------------------------------------------------------------
                                                             $    18,393        $     8,385         $   17,673       $    7,902
---------------------------------------------------------------------------------------------------------------------------------

Shareholders' equity
  Share capital                            a), d), g)        $   521,733        $   596,309         $  492,452       $  565,291
  Contributed surplus                                              1,986              1,537              1,519            1,519
  Cumulative translation adjustment                c)             13,820                  -              7,643                -
  Deficit                      a), b), c), d), e), f)           (380,212)          (464,159)          (371,788)        (454,588)
  Deferred stock-based compensation costs      a), g)                  -               (939)                 -           (1,278)
  Other capital                                    a)                  -              4,669                  -            5,429
  Accumulated other comprehensive income           c)                  -             11,877                  -            5,219
---------------------------------------------------------------------------------------------------------------------------------
                                                             $   157,327        $   149,294        $   129,826       $  121,592
---------------------------------------------------------------------------------------------------------------------------------

STATEMENTS OF CASH FLOWS

For the years ended August 31, 2002, 2003 and 2004, there were no significant differences between the statements of cash flows under Canadian GAAP as compared to U.S. GAAP.

RECONCILIATION ITEMS

a)  ACCOUNTING FOR STOCK-BASED COMPENSATION PLANS

    Until August 31, 2003, to conform to U.S. GAAP, the company measured stock-based compensation costs using the intrinsic value method (APB 25, "Accounting for Stock Issued to Employees"). However, since September 1, 2003, and as described in item j) below, the company accounts for stock-based compensation costs for awards granted after that date, using the fair-value based method to conform to Statement of Financial Accounting Standard (SFAS) 123, "Accounting for Stock-Based Compensation". As at August 31, 2004, deferred stock-based compensation costs related to awards accounted for under SFAS 123 amounted to $939,000.

    STOCK PURCHASE PLAN

    Under APB 25, compensation costs related to the stock purchase plan were measured as the difference between the fair value of the purchased stock and the purchase price paid by plan participants. Compensation costs were amortized to expense over a period of five years, being the restriction period. This plan terminated at the time of the Initial Public Offering on June 29, 2000. As at August 31, 2004, compensation costs related to this plan were fully amortized.

    STOCK OPTION PLAN

    Until August 31, 2003, and under APB 25, compensation costs related to the stock option plan were measured as the difference between the fair value of the underlying stock at the date of grant and the exercise price of the option. These compensation costs were amortized to expense over the estimated vesting period up to a maximum of four years. As at August 31, 2004, compensation costs related to stock options granted prior to September 1, 2003, and accounted for under APB 25 were fully amortized.

    RESTRICTED STOCK AWARD PLAN

    Under APB 25, compensation costs related to the restricted stock award plan were measured as the difference between the fair value of the underlying stock at the date of grant and the exercise price of the option. These compensation costs were amortized to expense over the estimated vesting period up to a maximum of four years, being the acquisition period. As at August 31, 2004, compensation costs related to this plan were fully amortized.

    STOCK OPTION PLAN

    Until August 31, 2003, and under APB 25, compensation costs related to the stock option plan were measured as the difference between the fair value of the underlying stock at the date of grant and the exercise price of the option. These compensation costs were amortized to expense over the estimated vesting period up to a maximum of four years. As at August 31, 2004, compensation costs related to stock options granted prior to September 1, 2003, and accounted for under APB 25 were fully amortized.

    RESTRICTED STOCK AWARD PLAN

    Under APB 25, compensation costs related to the restricted stock award plan were measured as the difference between the fair value of the underlying stock at the date of grant and the exercise price, which is nil. These compensation costs were amortized to expense over the estimated vesting period up to a maximum of four years, being the acquisition period. As at August 31, 2004, compensation costs related to this plan were fully amortized.

    Until August 31, 2003, no compensation costs were recognized for these stock-based compensation plans under Canadian GAAP.

b)  FORWARD EXCHANGE CONTRACTS

    On September 1, 2000, the company prospectively adopted SFAS 133, "Accounting for Derivative Instruments and Hedging Activities", and its amendments (SFAS 138), which require all derivatives to be carried onto the balance sheet at fair value. The forward exchange contracts used by the company have not qualified for hedging accounting treatment during the years ended August 31, 2002 and 2003 under U.S. GAAP; accordingly, changes in the fair value of the derivatives have been charged to earnings during these years.

    However, on September 1, 2003, the company implemented the documentation required by Accounting Guideline 13 of the CICA handbook, "Hedging Relationship", for the designation, documentation and assessment of the effectiveness of its forward exchange contracts, for the purposes of applying hedge accounting, as described in note 2.

    With this documentation in place, the forward exchange contracts entered into by the company after September 1, 2003, qualify for hedge accounting treatment under U.S. GAAP. Consequently, under U.S. GAAP, changes in the fair value of these contracts are charged to other comprehensive loss. Upon settlement of the forward exchange contracts, changes in fair value are reclassified in the statement of earnings.

    Under Canadian GAAP, foreign exchange translation gains and losses on contracts are recognized as an adjustment of the revenue when the corresponding sales are recorded, regardless of whether the contracts were entered into before or after September 1, 2003.

                                                  47 | 2004 Annual Report | EXFO


c)  CHANGE IN REPORTING CURRENCY

    On September 1, 1999, the company adopted the US dollar as its reporting currency. Under U.S. GAAP, the financial statements, including those of prior years, are translated according to the current rate method.

    Under Canadian GAAP, at the time of change in reporting currency, the historical financial statements are presented using a translation of convenience. This difference between U.S. GAAP and Canadian GAAP created a permanent difference of $1,016,000 affecting the cumulative translation adjustment and the retained earnings.

d)  BUSINESS COMBINATIONS

    Under Canadian GAAP, until June 30, 2001, the value of shares issued upon a business combination was determined based on the market price of the shares over a reasonable period of time before and after the date of acquisition. Under U.S. GAAP, the value of shares was determined based on the market price of the shares over a reasonable period of time before and after the companies had reached an agreement on the purchase price; the significant terms of the agreement were known and the proposed transaction was announced.

    Consequently, the measurement dates of the acquisitions of EXFO Burleigh and EXFO Photonic Solutions for U.S. GAAP purposes occurred on December 14, 2000, and on March 6, 2001, respectively; that is, the dates on which all significant terms of the agreements were known. The average market price of the shares a few days before and after those dates was $31.09 and $25.84, respectively. Considering the number of shares issued upon those acquisitions, the total consideration for U.S. GAAP purposes amounts to $244,198,000 ($189,270,000 under Canadian GAAP) for EXFO Burleigh and $120,802,000 ($110,146,000 under Canadian GAAP) for EXFO Photonic Solutions, thus increasing share capital and goodwill under U.S. GAAP.

    However, since July 1, 2001, the shares issued upon a business combination are valued under Canadian GAAP using the same method as used under U.S. GAAP.

    Furthermore, under U.S. GAAP, in-process research and development acquired in a business combination is written off at the time of acquisition and no future income taxes are recognized on this asset in the purchase price allocation process. Under Canadian GAAP, in-process research and development acquired in a business combination is capitalized and amortized over the estimated useful life. Future income taxes are recognized on the acquisition date on that asset in the purchase price allocation process. As at August 31, 2002, 2003 and 2004, in-process research and development recorded under Canadian GAAP was fully amortized.

e)  WRITE-DOWN OF GOODWILL AND INTANGIBLE ASSETS

    2002

    Under U.S. GAAP, until the adoption of SFAS 142, "Goodwill and Other Intangible Assets", when assets being tested for recoverability were acquired in business combinations accounted for by the purchase method, the goodwill that arose in that transaction had to be included as part of the assets grouping in determining recoverability. The intangible assets tested for recoverability in fiscal 2002 were acquired in business combinations that were accounted for using the purchase method and, consequently, the company allocated goodwill to those assets on a pro rata basis using the relative fair values of the long-lived assets and identifiable intangible assets acquired as determined at the date of acquisition. The carrying value of goodwill identified with the impaired intangible assets was written down before any reduction was made to the intangible assets. Intangible assets were then written down to their fair value.

    The fair value of intangible assets was determined based on discounted future cash flows. The cash flow periods used were ten and eleven years, using annual growth rates ranging between 10% and 30% and discount rates between 15% and 18%. The assumptions supporting discounted cash flows, including the cash flow periods, the annual growth rates and the discount rates reflected management's best estimates. The discount rates were based upon the company's weighted average cost of capital as adjusted for the risks associated with operations.

    The unallocated portion of goodwill was tested for recoverability at the subsidiaries' level based on the related pre-tax undiscounted future cash flows using the same assumptions and methodology used for Canadian GAAP purposes.

    Under U.S. GAAP, the company recorded a charge of $281,278,000 to write down a significant portion of goodwill and a pre-tax charge of $27,105,000 to write down a significant portion of acquired core technology. Of the total charge of $308,383,000, $170,079,000 was related to EXFO Burleigh for goodwill and acquired core technology, $83,637,000 was related to EXFO Photonic Solutions for goodwill and acquired core technology and $54,667,000 was related to EXFO Protocol for goodwill.

    Under Canadian GAAP, no allocation of goodwill was required and each asset was tested for recoverability separately based on its pre-tax undiscounted future cash flows over its expected period of use.

    Also, under Canadian GAAP, the impairment loss for intangible assets was measured as the difference between the carrying value and the pre-tax undiscounted future cash flows.

    Finally, under U.S. GAAP, the carrying value of goodwill reviewed for impairment was $46,380,000 higher than the carrying value of the same goodwill tested under Canadian GAAP because the measurement dates used to account for the business combinations were different between Canadian GAAP and U.S. GAAP as explained in item d).

    2003

    In fiscal 2003, Canadian and U.S. GAAP were harmonized to eliminate the existing differences in the assessment and measurement of impairment loss for goodwill and intangible assets. Thus, in fiscal 2003, goodwill and intangible assets were tested for impairment using similar methodologies. However, considering that the existing carrying value of goodwill and intangible assets was lower under U.S. GAAP than under Canadian GAAP, the required impairment loss under U.S. GAAP was lower.

    Consequently, under U.S. GAAP, the company recorded a charge of $872,000 to write down the goodwill of EXFO Burleigh and a pre-tax charge of $377,000 to write down the acquired core technology of EXFO Burleigh, compared to a write-down of $4,505,000 for goodwill and a write-down of $2,922,000 for intangible assets under Canadian GAAP, creating a reconciliation item of $6,178,000 in the statement of earnings for the year ended August 31, 2003.

    Furthermore, considering differences in the carrying value of intangible assets between Canadian GAAP and U.S. GAAP due to impairment losses, adjustments to the amortization of such assets and related future income taxes were also required in fiscal 2002 and 2003.

48 | 2004 Annual Report | EXFO


f)  INCOME TAXES

    In fiscal 2003, considering the tax effects of the adjustments discussed in items b), d) and e), the valuation allowance required under U.S. GAAP was $252,000 higher than under Canadian GAAP.

g)  SHARE CAPITAL

    Under Canadian GAAP, restricted shares reacquired from employees under the stock purchase plan are treated as arm's length repurchases of shares, whereas under U.S. GAAP, the reacquisition of shares would be accounted for as a forfeiture by the employee, which means that any difference between the amount originally credited to share capital and the remaining deferred compensation cost will be credited to compensation expense in the current period. The subsequent resale of the shares would be treated as an issuance of shares for the proceeds received.

h)  LOSS PER SHARE

    Under U.S. GAAP, the presentation of per share figures for loss before amortization and write-down of goodwill is not permitted.

i)  RESEARCH AND DEVELOPMENT TAX CREDITS

    Under Canadian GAAP, all research and development tax credits are recorded as a reduction of research and development expenses. Under U.S. GAAP, tax credits that are refundable against taxable income are recorded in the income taxes. These tax credits amounted to $1,761,000 and $2,599,000 for fiscal 2004 and 2002, respectively. In fiscal 2003, we had a net expense of $176,000 following the write-off of tax credits. This difference had no impact on the net loss and the net loss per share figures for the reporting years.

j)  NEW ACCOUNTING STANDARD

    On September 1, 2003, the company prospectively adopted SFAS 123, "Accounting for Stock-Based Compensation", under the revised transition provisions of SFAS 148, "Accounting for Stock-Based Compensation - Transition and Disclosure". Upon the adoption of SFAS 123 and SFAS 148, the company recognized stock-based compensation costs for stock options granted to employees since September 1, 2003, using the fair value-based method. The company adopted this Statement in order to conform to the newly adopted rules under Canadian GAAP, as described in note 2. As a result of the adoption of the fair value-based method, the accounting for stock-based compensation under Canadian GAAP and U.S. GAAP is the same for awards granted after September 1, 2003.

ACCOUNTING FOR STOCK-BASED COMPENSATION

Under U.S. GAAP, and until August 31, 2003, the company elected to measure compensation costs related to grants of stock options and stock awards using the intrinsic value method of accounting. In this instance, however, under SFAS 123, the company is required to make pro forma disclosures of net loss, and net loss per share, as if the fair value-based method of accounting had been applied. If the fair value-based method had been applied, the pro forma net loss per share would have been lower than the net loss per share by $0.02 in fiscal 2004 and higher by $0.01 and $0.08 in 2003 and 2002, respectively.

The fair value of options or awards granted was estimated using the Black-Scholes options pricing model with the following weighted average assumptions:

YEARS ENDED AUGUST 31,                    2004            2003            2002
-------------------------------------------------------------------------------
Risk-free interest rate                   2.7%            4.8%            4.5%
Expected volatility                       100%             80%             80%
Dividend yield                             NIL             Nil             Nil
Expected life                        49 MONTHS       36 months       40 months

                                                  49 | 2004 Annual Report | EXFO


------------------------------
BOARD OF DIRECTORS
------------------------------

GERMAIN LAMONDE, Chairman of the Board, President and CEO, EXFO Electro-Optical Engineering Inc.

Germain Lamonde, a company founder, has been Chairman of the Board, President and Chief Executive Officer of EXFO since its inception in 1985, when operations first began in his apartment. From these humble beginnings, Mr. Lamonde, who is responsible for the overall management and direction of EXFO and its subsidiaries, has grown the company into a global leader in the telecommunications test and measurement industry. Mr. Lamonde has served on the boards of several private firms and public organizations, including the Canadian Institute for Photonic Innovations (part of Canada's Networks of Centres of Excellence), Pole QCA Economic Development Corporation and the National Optics Institue of Canada. He is also a founding member and Governor of the International Institute of Telecommunications of Canada and an Emeritus Member of the Canadian Academy of Engineering. Germain Lamonde holds a bachelor's degree in physics engineering from the University of Montreal's School of Engineering, a master's degree in optics from Laval University, and is also a graduate of the Ivey Executive Program offered by the University of Western Ontario.


PIERRE MARCOUILLER, Chairman of the Board and CEO, Camoplast Inc.

Pierre Marcouiller is Chairman of the Board and CEO of Camoplast Inc., a supplier of components and systems to motor vehicle equipment manufacturers and manufacturers of utility vehicles. He is the founder and has been the sole shareholder of Nexcap Inc., an investment company in the manufacturing sector, since December 1996. Mr. Marcouiller worked with Venmar Ventilation Inc., a private ventilation equipment manufacturer, from January 1983 to December 1996. From 1991 to 1996, he was the controlling shareholder of Venmar, where he also held the position of President and General Manager from 1986 to 1996. Mr. Marcouiller is also a Director of Heroux-Devtek Inc., a publicly traded company that manufactures aerospace and industrial turbines, and holds directorships in other privately held companies. Pierre Marcouiller holds a bachelor's degree in business administration from the UNIVERSITE DU QUEBEC A TROIS-RIVIERES and an MBA from the UNIVERSITE DE SHERBROOKE, both in Canada.



GUY MARIER, Corporate Director

Formerly President of Bell Quebec between 1999 and 2003, Guy Marier completed his successful 33-year career at Bell as Executive Vice-President of the Project Management Office of Bell Quebec, before retiring at the end of 2003. Mr. Marier began at Bell Canada in 1970 and quickly became an executive. From 1988 to 1990, he headed up Bell Canada International's investments and projects in Saudi Arabia and, for the three following years, served as President of Telebec, a subsidiary of Bell Canada. He then returned to the parent company to hold various senior management positions. Mr. Marier was appointed to our Board of Directors in January 2004 and also sits on the Board of Bell Nordiq, a wholly-owned subsidiary of Bell Canada that manages the business and affairs of both Telebec L.P. and NorthernTel L.P. Guy Marier holds a Bachelor of Arts from the University of Montreal and a Bachelor of Business Administration from the UNIVERSITE DU QUEBEC A MONTREAL.



DR. DAVID A. THOMPSON, Vice-President and Director, Hardware & Equipment Technology Strategy, Corning Cable Systems

Dr. David Thompson is currently Vice-President and Director of Hardware & Equipment Technology Strategy at Corning Cable Systems, where he has held this position since January 2002. Prior to this nomination, he acted as Corning Incorporated's Division Vice-President for the Strategic Planning & Innovation Effectiveness in Research, Development and Engineering. Dr. Thompson first joined Corning Incorporated's R&D Division in 1976 as a Senior Chemist in glass research. He then took on several technology directorship and strategic planning roles for Corning's Component and Photonics Technologies Divisions between 1988 and 1998; and, in 1999, he was appointed technical leader for the creation of the new Samsung-Corning Micro Optics joint venture. David A. Thompson holds a Bachelor of Science in chemistry from Ohio State University and a doctorate in inorganic chemistry from the University of Michigan. He holds 13 patents and has over 20 technical publications in the areas of inorganic chemistry, glass technology and telecommunications.


ANDRE TREMBLAY, President and CEO, Microcell Telecommunications Inc.

Andre Tremblay has been President and Chief Executive Officer of Microcell Telecommunications since 1995. In addition to his role at Microcell, Mr. Tremblay sits on the Board of Directors of the Communications Research Centre (a research arm of the federal government's Department of Industry) as well as the boards of other private and public corporations. Mr. Tremblay began his career in the telecommunications industry a decade earlier, as an advisor to Charles Sirois, Chairman and Chief Executive Officer of Telesystem Ltd. He subsequently held various executive positions within that company. Andre Tremblay holds bachelor's degrees in management and in accounting from Laval University, a master's degree in taxation from the UNIVERSITE DE SHERBROOKE, and is also a graduate of Harvard Business School's Advanced Management Program.


MICHAEL UNGER, Executive Consultant

Michael Unger has served as our director since May 2000. He previously worked with Nortel Networks Limited, now Nortel Networks Corporation, from 1962 to 2000. Mr. Unger's most recent position was President of Nortel's Optical Networks Business Unit, a position he held from May 1998 to April 2000. Prior to this appointment, he was Nortel's Group Vice-President, Transport Networks from March 1990 to May 1998. Mr. Unger also sits on the board of Tundra Semiconductor Corporation, a publicly traded company that designs, develops and markets standards-based system interconnect products for use by the world's leading communications and storage companies. He is also a member of the boards of a number of privately held companies active in the areas of networks management software, photonic and optical components, optical network systems and solutions for cable operators, as well as other communications network service providers. Michael Unger holds a Bachelor of Science from Concordia University in Canada.

50 | 2004 Annual Report | EXFO


--------------------------------------
Management and Corporate Officers
--------------------------------------


GERMAIN LAMONDE                                 ETIENNE GAGNON
Chairman of the Board, President                Vice President, Optical-Layer
and Chief Executive Officer                     Product Management and Customer
                                                Service


STEPHEN BULL                                    LUC GAGNON
Vice President, Research and                    Vice President, Telecom
Development, Telecom Division                   Manfacturing Operations



NORMAND DUROCHER                                JUAN FELIPE GONZALEZ
Vice President, Human Resources                 Vice President, Global
                                                Telecom Sales


ALLAN FIRHOJ                                    PIERRE PLAMONDON
Vice-President and General Manager,             Vice President, Finance
Photonics and Life Sciences Division            and Chief Financial Officer



BENOIT FLEURY                                   BENOIT RINGUETTE
Vice-President, Protocol-Layer Product          Legal Counsel and
Management and Business Development             Corporate Secretary

                                                  51 | 2004 Annual Report | EXFO


CORPORATE GOVERNANCE PRACTICES

As in the previous year, fiscal 2004 was marked by changes in the corporate governance landscape. More specifically, the Board of Directors and management continued to keep abreast of new Canadian and American regulatory requirements. Furthermore, the Audit Committee has been very active throughout the year with the implementation of and compliance with various rules adopted by the Securities and Exchange Commission pursuant to the Sarbanes-Oxley Act of 2002 that apply to Canadian companies with shares registered in the U.S. In addition, the Board of Directors implemented procedures to monitor the effectiveness of the Board. New corporate governance rules for NASDAQ and the Toronto Stock Exchange are expected to come into force in the coming months and management is already analyzing their impact on the company. As this past year has demonstrated, achieving best practices in corporate governance is an ongoing process in an ever-changing context.

The Board of Directors believes that EXFO's corporate governance practices comply with current regulatory requirements. As new guidelines come into effect, we will comply with these requirements. Further details about our corporate governance practices are available in the proxy circular.

The present Board members were elected at our last Annual and Special Meeting of Shareholders, held on January 7, 2004, except for Mr. Guy Marier, who was nominated by the Board of Directors on January 7, 2004, pursuant to the General By-Laws of the Corporation.

RESPONSIBILITIES OF THE BOARD

The Board is responsible for the stewardship of our business and affairs by reviewing, discussing and approving our strategic direction and organizational structure, as well as for the review and approval of management's strategic planning on an annual basis. The Board also identifies the principal risks of our business and reviews our risk management systems on an annual and ongoing basis.

In addition to matters requiring Board approval under applicable laws, the Board grants final approval with respect to each of the following: (i) the strategic direction of EXFO; (ii) material contracts, acquisitions or dispositions of our assets; and (iii) the annual operational plan, as well as capital and operating budgets.

The Board of Directors assumes direct responsibility for corporate governance practices and for monitoring the powers, the mandates and the performance of the committees.

The Board is also responsible for the establishment and functioning of all Board committees, the appointment of members to serve on such committees, their compensation and their good standing. At regularly scheduled meetings of the Board, the Directors receive, consider and discuss committee reports.

During the fiscal year ended August 31, 2004, the Board met a total of ten times. Attendance at all meetings was exemplary: Mr. Pierre Marcouiller was absent from one meeting, Mr. David Thompson was absent from one meeting and Mr. Michael Unger was absent from one meeting.

Mr. Michael Unger, Chairman of the Human Resources Committee and independent Director of EXFO, is the Lead Director. As such, he is responsible for ensuring that the Board properly discharges its duties, independent of management. The Lead Director is required to hold a minimum of two meetings of the Board of Directors without management members present, and additional meetings of independent Board members may be held at their request. During the fiscal year ended August 31, 2004, independent Board members met twice.

At the present time, EXFO has no formal procedures in place for recruiting new Directors.

COMPOSITION OF THE BOARD

Our articles of incorporation provide for a Board of Directors with a minimum of three and a maximum of twelve Directors. Our Board presently consists of six Directors, five of whom are independent of management and free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with a Director's ability to act with a view to the best interests of EXFO, other than interests arising from non-significant shareholding. Our Directors are elected at the Annual General Meeting of Shareholders for one-year terms and serve until their successors are elected or appointed, unless they resign or are removed earlier.

Our Chairman of the Board and Chief Executive Officer, Mr. Germain Lamonde, is a significant shareholder of EXFO as he has the ability to exercise a majority of the votes for the election of the Board of Directors. Since the other five Board members do not have interests in EXFO or relationships with either EXFO or Mr. Lamonde, except for non-significant shareholding in EXFO, we believe that the interests of investors in EXFO, other than Mr. Lamonde's, are fairly represented.

COMMITTEES OF THE BOARD

Board committees play a significant role in the discharge of Board duties and obligations; committee chairs submit items for Board agendas and report on committee activities. The members of these committees are appointed annually, and the Board may appoint additional ad hoc committees periodically, as needed. EXFO has a practice of permitting the Board, any committee thereof, and any individual Director to hire independent, external advisors at our expense. The Audit Committee and the Human Resources Committee are entirely comprised of unrelated Directors.

The following is a general description of the composition and general duties of each Board committee as contained in its mandate as at the fiscal year ended August 31, 2004.

AUDIT COMMITTEE

The Audit Committee reviews interim in-house financial statements and annual audited financial statements and related disclosure documents, including "Management's Discussion and Analysis of Financial Condition and Results of Operations", with management and external auditors and approves them prior to public release. The Audit Committee is responsible for reviewing our internal control systems with regard to finance, accounting, legal compliance and ethical behavior. The Committee meets regularly with external auditors, with and without management, to consider the scope and results of their audits, including analysis of the adequacy of the internal controls and the effect of the procedures relating to the outside auditors' independence. The Committee also recommends to the shareholders the selection of external auditors for their appointment by the shareholders. The Audit Committee is comprised of the following independent Directors: Mr. Pierre Marcouiller, Mr. Guy Marier, Mr. Andre Tremblay and Mr. Michael Unger. The Chair of the Audit Committee is Mr. Tremblay. During the fiscal year ended August 31, 2004, the Audit Committee met a total of five times and all members attended all meetings, except for Mr. Pierre Marcouiller, who was absent from one meeting.

52 | 2004 Annual Report | EXFO


Further to proposed changes to NASDAQ corporate governance rules and new Securites and Exchange Commission rules flowing from the adoption of the Sarbanes-Oxley Act, our Audit Committee charter was revised during the fiscal year ended August 31, 2004, to comply with all new requirements.

HUMAN RESOURCES COMMITTEE

The Human Resources Committee is responsible for assessing the performance and establishing the annual compensation of all our senior officers, including the CEO. This Committee also reviews and submits to the Board the salary structure and the short-term and long-term incentive compensation programs for all our employees. The Committee is responsible for the review and approval of the employees who will receive options to purchase EXFO shares in accordance with policies established by the Board and the terms of the Stock Option Plan. In addition, the Committee reports annually to the Board regarding the organizational structure and succession plan for senior management. The remuneration to be paid by EXFO to the Directors is recommended to the Board by the Human Resources Committee. The Human Resources Committee is comprised of the following independent Directors: Mr. Pierre Marcouiller, Mr. Guy Marier, Dr. David A. Thompson, Mr. Andre Tremblay and Mr. Michael Unger. The Chair of the Human Resources Committee is Mr. Unger. During the fiscal year ended August 31, 2004, the Human Resources committee met a total of two times and attendance was perfect at all meetings.

DISCLOSURE COMMITTEE

The Disclosure Committee is responsible for overseeing our disclosure practices. The Disclosure Committee consists of the Chief Executive Officer, Chief Financial Officer, Investor Relations Manager, Manager of Financial Reporting and Accounting, as well as Legal Counsel and Corporate Secretary.

SHAREHOLDER/INVESTOR COMMUNICATIONS AND FEEDBACK

The Chief Financial Officer assumes responsibility for investor relations. He is responsible for facilitating communications between senior management and EXFO's shareholders and financial analysts. Information to shareholders is disseminated through annual and quarterly reports, press releases, proxy circular, the Annual General Shareholders' Meeting and investor presentations. EXFO receives and responds to all shareholders' inquiries in an appropriate and timely manner. In communications to senior management, the Chief Financial Officer also provides feedback from shareholders.

                                                  53 | 2004 Annual Report | EXFO


GLOSSARY

ACCESS NETWORK: Last link in a network between the customer premises and the first point of connection to the network infrastructure--a point of presence
(PoP) on the edge of a metropolitan network or a central office (CO). Access networks have, up to now, consisted primarily of passive, twisted-pair copper wires, but there is a strong trend towards optical-fiber connections either directly or very close to the customer (fiber-to-the-curb).

BANDWIDTH: Represents the amount of data that can be transmitted through a communications channel in a fixed amount of time. For digital devices, bandwidth is usually expressed in bits (or bytes) per second. For analog devices, it is expressed in cycles per second, or in Hertz (Hz). The greater the bandwidth, the greater the information-carrying capacity and the faster the speed.

BACKBONE: Part of the communications network that carries the heaviest traffic. The backbone is also the part of the network that joins several local area networks, either inside a building or across a city or country.

DENSE WAVELENGTH-DIVISION MULTIPLEXING (DWDM): A technology that enables a single optical fiber to carry multiple data channels (or wavelengths). Commercial DWDM systems can have as many as 160 separate channels.

ETHERNET: Protocol for data networking. Ethernet networks typically operate at 10, 100 or 1000 Mb/s.

FIBER-TO-THE-X (FTTX) TECHNOLOGY: The x in fiber-to-the-x is a variable indicating the point at which the fiber in a network stops and copper (coaxial or twisted-pair) cabling takes over. The further the fiber goes, the wider the bandwidth, the quicker the speed, and the more applications and services can be offered.

FIBER-TO-THE-CURB (FTTC): Network in which fiber is installed typically within 1000 feet of the premises, leaving the curb-to-building section made out of twisted-pair copper cable.

FIBER-TO-THE-HOME (FTTH): Also known as fiber-to-the-premises (FTTP) and fiber-to-the-building (FTTB). FTTH refers to a carrier network's optical fiber that is connected directly to the subscriber's home or enterprise.

FIBER-TO-THE-NODE (FTTN): Network in which fiber is used for part, but not all, of the link from the fiber distribution hub to the end-user. An optical to electrical conversion takes place at an active device called a node, which typically serves a neighborhood or geographically similar area. Most current cable TV and telephony networks have FTTN architectures.

FIBRE CHANNEL: The DE FACTO, serialized protocol developed specifically for storage-area-network communications by the American National Standards Institute. Fibre Channel technology provides an inexpensive and scalable way of using fiberoptic cables to connect storage devices, thus allowing network operators to combine the best features of storage and networking techniques.

GIGABIT ETHERNET: A version of Ethernet that operates at 1 Gb/s (1000 Mb/s).

INTERNET PROTOCOL (IP): Method or protocol by which data is sent from one computer to another on the Internet. Each computer on the Internet has at least one IP address that uniquely identifies it from all other computers on the Internet. Because of these standardized IP addresses, the gateway receiving the data can keep track of, recognize and route messages appropriately.

METRO NETWORK: Metropolitan area network (MAN). A network, often ringed in structure, that covers an entire city and its suburbs.

NANOMETER-SCALE POSITIONING: Also known as nanopositioning. A positioning technique used during optical component manufacturing to align components with a precision measured in nanometers (one billionth of a meter).

OPTICAL LAYER: Commonly used to refer to specific wavelengths or channels of a DWDM network. Each wavelength carries a separate stream of data encoded in a light signal.

PASSIVE OPTICAL NETWORK (PON): Network in which fiber-optic cabling (instead of copper) brings signals all or most of the way to the end-user. It is described as passive because no active equipment (electrically powered) is required between the central office (or hub) and the customer premises. Depending on where the PON terminates, the system can be described as an FTTx network, which typically allows a point-to-point or point-to-multipoint connection from the central office to the subscriber's premises; in a point-to-multipoint architecture, a number of subscribers (for example, up to 32) can be connected to just one of the various feeder fibers located in a fiber distribution hub, dramatically reducing network installation, management and maintenance costs.

PHYSICAL LAYER: Commonly used to refer to the propagation medium of an optical network, including the fiber and all in-line active and passive components. Light signals, which are forms of encoded data, are transmitted over this layer.

PIEZOELECTRIC (PZT) TECHNOLOGY: Technology of piezoelectricity, which refers to the electrical field created by some ceramic materials when subjected to pressure. Precision positioning devices use the inverse effect; that is, when an electric field is applied to a piezoelectric material, it changes shape, and this shape change is used to create precise mechanical movements.

PROTOCOL: A formal set of rules governing the format, timing, sequencing and error control of data exchange across a network. Many protocols may be required and used on a single network.

PROTOCOL LAYER: Commonly used to refer to the formatting rules for transmitting data over an optical network. Networks send and receive data using industry-wide formats; some examples are SONET, SDH, ATM and Ethernet.

SDH: Synchronous Digital Hierarchy. Standardized by the International Telecommunication Union (ITU -TSS). A protocol for transmitting information over optical fiber.

SONET: Synchronous Optical NETwork. Standardized by the American National Standards Institute (ANSI). A protocol for backbone networks, capable of transmitting at extremely high speeds and accommodating gigabit-level bandwidth.

SPOT CURING: Technology by which a dose of energy of a specific wavelength band and irradiance is used to cause an adhesive, encapsulant or sealant to change from a liquid to a solid in a small area.

STORAGE AREA NETWORK (SAN): A special high-speed network that interconnects different kinds of data storage devices with associated data servers on behalf of a larger network of users. Within an enterprise, the data is typically stored in other on-site computers, but can also be archived in a geographically remote location for disaster recovery.

TRIPLE-PLAY SERVICES: Also known as bundled services. The ability of a telecommunications carrier to supply voice, data and video applications at once. A typical example of a triple-play proposal would include one or multiple phone lines, a high-speed Internet connection and television/video services (such as HDTV), all offered by the same provider.

VOICE-OVER-INTERNET-PROTOCOL (VOIP): Refers to communications services--voice, facsimile and/or voice-messaging applications--that are transported via the Internet, rather than the public switched telephone network. In an Internet-based telephone call, the voice signals are converted to digital format and compressed/translated into Internet protocol (IP) packets for transmission over the Internet; the process is reversed at the receiving end.

WIRELINE: A term associated with a land or underwater network or link that uses metallic wire conductors (and/or optical fibers) for telecommunications. While wireline access interfaces with the network via a physical wired connection, the connection itself can be employed by either a wired or wireless terminal operating in a wired mode via a standard physical interface.

54 | 2004 Annual Report | EXFO


SHAREHOLDER INFORMATION

The subordinate voting shares of EXFO are listed on the Toronto Stock Exchange under the stock symbol "EXF.SV" and on the NASDAQ Stock Exchange under the stock symbol "EXFO".

ANNUAL AND SPECIAL MEETING

The Annual and Special Meeting of Shareholders of EXFO Electro-Optical Engineering Inc. will be held on January 12, 2005, 10 a.m., at the McCord Museum, J.-Armand-Bombardier Theatre, 690 Sherbrooke Street West, Montreal, Quebec.


TRANSFER AGENTS AND REGISTRARS

CANADA

CIBC Mellon Trust Company
2001 University Street, Suite 1600
Montreal, Quebec H3A 2A6
Tel.: (514) 285-3600

UNITED STATES
Mellon Investor Services, LLC
Overpeck Center 85 Challenger
Road
Ridgefield Park, New Jersey 07660
Tel.: (201) 296-4000


INDEPENDENT AUDITORS

PricewaterhouseCoopers LLP
Place de la Cite, Tour Cominar
2640 Laurier Blvd., Suite 1700
Sainte-Foy, Quebec G1V 5C2
Tel.: (418) 522-7001


GENERAL ACCESS

EXFO Electro-Optical Engineering Inc.
400 Godin Avenue Vanier,
Quebec G1M 2K2
Tel.: (418) 683-0211
e-mail: ir@exfo.com
www.exfo.com


CONTACT INFORMATION

INVESTOR RELATIONS
Vance Oliver
Manager, Investor Relations Tel.:
(418) 683-0913, Ext. 3733
E-MAIL: VANCE.OLIVER@EXFO.COM


The Annual Report is available in English and in French, both in print and on our Web site at WWW.EXFO.COM.



                     [STOCK PERFORMANCE LINE CHART OMITTED]

Worldwide Offices

CORPORATE HEADQUARTERS
400 Godin Avenue,
Vanier, Quebec G1M 2K2 CANADA
Tel.: 1 418 683-0211  |   Fax: 1 418 683-2170

EXFO AMERICA INC.
4275 Kellway Circle, Suite 122,
Addison, TX 75001 USA
Tel.: 1 800 663-3936 (USA and Canada) or 1 972 907-1505
Fax: 1 972 836-0164

EXFO EUROPE S.A.R.L.
Le Dynasteur 10/12, rue Andras Beck
92366 Meudon la Foret Cedex FRANCE
Tel.: +33.1.40.83.85.85 |  Fax: +33.1.40.83.04.42

EXFO ASIA-PACIFIC PTE LTD.
151 Chin Swee Road #03-29
Manhattan House, SINGAPORE 169876
Tel.: +65 6333 8241  |  Fax: +65 6333 8242

EXFO CHINA

- Beijing New Century Hotel Office Tower, Room 1754-1755
  No. 6 Southern Capital Gym Road, Beijing 100044, P. R. CHINA
  Tel.: +86 (10) 6849 2738  |  Fax: +86 (10) 6849 2662

- World Trade Plaza, BLK A, Room 3208A
  9 Fuhong Road, Futian District, Shenzhen 518033, P. R. CHINA
  Tel.: +86 (755) 8369 0951 /8369 0955  |  Fax: +86 (755) 8369 0817


EXFO JAPAN
JP Hamacho Bldg.10F, Nihonbashi Hamacho 2-23-5 Chuo-ku
Tokyo 103-0007 JAPAN
Tel.: +81-3-5643-2677  |  Fax: +81-3-5643-2678

EXFO PHOTONIC SOLUTIONS INC.
2260 Argentia Road, Mississauga,
Ontario L5N 6H7 CANADA
Tel.: 1 800 668-8752 (USA and Canada) or 1 905 821-2600
Fax: 1 905 821-2055

EXFO PROTOCOL
2650 Marie-Curie West, St-Laurent, Quebec H4S 2C3 CANADA
Tel.: 1 888 972-7666 (USA and Canada) or 1 514 856-2222
Fax: 1 514 856-2232



                               [GRAPHIC OMITTED]

                                     NOTES
                                     -----

                                                          E X F O
                                                          EXPERTISE REACHING OUT


www.exfo.com
Telecommunications Test and Measurement

(c) 2004 EXFO Electro-Optical Engineering Inc. All rights reserved. Printed in Canada.

E X F O

        Corporate Headquarters 400 Godin Avenue, Vanier (Quebec) G1M2K2 CANADA
        Tel: 1 418 683-0211 | Fax: 1 418 683-2170 | info@exfo.com | www.exfo.com
        ========================================================================




Quebec City, November 1, 2004



Re: Annual and Special Meeting of Shareholders


Dear Shareholder:

Although EXFO has not yet reached profitability, it made significant progress with its strategic turnaround plan in fiscal 2004. The company, which from its founding had posted 16 consecutive years of growth and profitability before the onset of the telecommunications downturn in 2001, necessarily developed turnaround skills leading to increased sales of 20.5% year-over-year, even though the marketplace remained relatively flat in 2004. We outperformed our market largely because we had made bold decisions in prior years and remained long-term focused. Despite painstaking restructuring, we continued our strong investments in R&D to position ourselves within growth vectors like protocol testing, Internet protocol (IP)-convergence and fiber-to-the-home or fiber-to-the-curb (FTTx) deployments. We also held onto our experienced sales team and customer support staff to increase market share and expand customer relationships, while several of our peers were forced to make more radical cuts. In short, we reached out to customers through the recognized expertise of our entire staff, strengthening the EXFO brand name in the process.

We also demonstrated good corporate governance by clearly spelling out four objectives in 2004 and tagging key performance indicators (KPIs) to each goal. Such transparency reflects my confidence in our management team and our dedication to best disclosure practices. Take a look at the following table and our focus on quality of execution:

CORPORATE PERFORMANCE IN FISCAL 2004

                GOAL                                 METRIC                              RESULT
-----------------------------------------------------------------------------------------------------------------------
Increase sales through market-share      10% sales growth year-over-year            20.5% sales growth      [checkmark]
               gains                                                                  year-over-year
-----------------------------------------------------------------------------------------------------------------------
 Maximize profitability and growth              50% gross margin                   53.7% gross margin       [checkmark]
-----------------------------------------------------------------------------------------------------------------------
    Innovate out of the downturn      45% of sales from new products (< two      31.7% of sales from new         X
                                              years on the market)                      products
-----------------------------------------------------------------------------------------------------------------------
Maintain a sound financial position    Positive cash flows from operations      Positive cash flows from    [checkmark]
                                              in at least one quarter          operations for fiscal year
-----------------------------------------------------------------------------------------------------------------------

As in fiscal 2004, I would like to communicate the key performance indicators against which our performance should be measured in 2005. It should be specified that these are metrics, not guidance, for fiscal 2005. Not surprisingly, our goals reflect continuity from last year with a renewed focus on profitable growth.

CORPORATE OBJECTIVES FOR FISCAL 2005

                    GOAL                                             METRIC
----------------------------------------------------------------------------------------------------
 Increase sales through market-share gains              20% sales growth year-over-year
----------------------------------------------------------------------------------------------------
           Maximize profitability             Profitable on a pro forma basis for the fiscal year*
----------------------------------------------------------------------------------------------------
            Focus on innovation              45% of sales from new products (less than two years on
                                                                  the market)
----------------------------------------------------------------------------------------------------


*GAAP NET LOSS EXCLUDING STOCK-BASED COMPENSATION COSTS, AMORTIZATION OF
  INTANGIBLE ASSETS, RESTRUCTURING CHARGES AND OTHER UNUSUAL ITEMS.

I will discuss these objectives in greater detail at our upcoming Annual and Special Meeting of Shareholders, along with results for the first quarter of fiscal 2005. Please consider this letter as a formal invitation to attend our Meeting, which will be held January 12, 2005, 10 a.m., at the McCord Museum, J.-Armand Bombardier Theatre, 690 Sherbrooke Street West, Montreal, Quebec.

Details of the business to be conducted at the Meeting are provided in the attached Management Proxy Circular and Notice of Annual and Special Meeting of Shareholders.

It is important that your shares be represented at the Meeting. WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE COMPLETE, SIGN, DATE AND PROMPTLY RETURN THE ACCOMPANYING PROXY IN THE ENCLOSED POSTAGE-PAID ENVELOPE.

If you send in your proxy card and then decide to attend the Meeting to vote your shares in person, you may still do so. Your proxy is revocable in accordance with the procedures set forth in the Management Proxy Circular.

On behalf of the Board of Directors, I would like to express our appreciation for your continued interest in EXFO. We look forward to seeing you at the Meeting.


Sincerely,

/s/ Germain Lamonde
-----------------------------
Germain Lamonde
Chairman, President and
Chief Executive Officer
EXFO Electro-Optical Engineering Inc.

                               [EXFO LOGO OMITTED]


                      EXFO ELECTRO-OPTICAL ENGINEERING INC.

                            _________________________



              NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS


         NOTICE IS HEREBY GIVEN that the Annual and Special Meeting (the "Meeting") of shareholders of EXFO Electro-Optical Engineering Inc. (the "Corporation") will be held at 10:00 a.m. (Eastern Standard Time), on Wednesday, January 12, 2005, at the McCord Museum, in the J. Armand Bombardier Theatre, 690 Sherbrooke Street West, Montreal, Canada for the following purposes:

1. to receive the consolidated financial statements of the Corporation for the financial year ended August 31, 2004, and the Auditor's report thereon;

2.   to elect Directors of the Corporation;

3. to appoint PricewaterhouseCoopers LLP as auditors and to authorize the Audit Committee to fix their remuneration;

4. to approve the amendments to the Corporation's Stock Option Plan as set forth in Schedules A and A-1 to the Management Proxy Circular enclosed herewith;

5. to approve the Corporation's Deferred Share Unit Plan for the members of the Board of Directors as set forth in Schedules B and B-1 to the Management Proxy Circular enclosed herewith; and

6. to transact such further or other business as may properly come before the Meeting or any adjournment or adjournments thereof.

Enclosed is a copy of the 2004 Annual Report of the Corporation including the consolidated financial statements and the Auditor's Report thereon, together with the Management Proxy Circular and a form of Proxy.

DATED at Vanier, Quebec, this 1st day of November, 2004.


                                   BY ORDER OF THE BOARD OF DIRECTORS


                                   /s/ Benoit Ringuette
                                   ----------------------------
                                   Benoit Ringuette
                                   Secretary



SHAREHOLDERS UNABLE TO ATTEND THE MEETING ARE REQUESTED TO COMPLETE THE ENCLOSED PROXY FORM AND RETURN IT IN THE ENVELOPE PROVIDED. TO BE VALID, PROXIES MUST REACH THE OFFICE OF CIBC MELLON TRUST COMPANY, 2001 UNIVERSITY STREET, SUITE 1600, MONTREAL, QUEBEC, CANADA, H3A 2A6, NO LATER THAN THE LAST DAY PRIOR TO THE DATE OF THE MEETING OR ANY RECONVENING OF THE MEETING IN CASE OF ADJOURNMENT. SHAREHOLDERS MAY ALSO HAVE THE PROXY FORM DELIVERED TO THE CHAIRMAN OF THE MEETING PRIOR TO THE TIME OF VOTING ON THE DAY OF THE MEETING OR ANY ADJOURNMENT THEREOF.

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.

                  MANAGEMENT PROXY CIRCULAR OF THE CORPORATION
               FOR THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

          THIS PROXY IS SOLICITED BY THE MANAGEMENT OF THE CORPORATION

The undersigned shareholder of EXFO ELECTRO-OPTICAL ENGINEERING INC. hereby appoints (CHECK EITHER (A) or (B)):

[_]  (A) Mr. Germain Lamonde of Cap-Rouge, Quebec, or failing him,
         Mr. Pierre Plamondon of Quebec, Quebec;

[_]  (B) _____________________________ of ____________________________________;
                    (Name)                              (Address)

as the representative of the undersigned to attend, act and vote on behalf of the undersigned at the ANNUAL AND SPECIAL MEETING OF THE SHAREHOLDERS (THE "MEETING") OF THE CORPORATION TO BE HELD AT THE MCCORD MUSEUM, IN THE J. ARMAND BOMBARDIER THEATRE, 690 SHERBROOKE STREET WEST, MONTREAL, PROVINCE OF QUEBEC, CANADA, ON WEDNESDAY, JANUARY 12, 2005, AT 10:00 O'CLOCK A.M. (EASTERN STANDARD
TIME) AND AT ANY ADJOURNMENTS OF SUCH MEETING.

THE UNDERSIGNED WISHES THAT ALL SHARES REPRESENTED BY THIS PROXY BE VOTED IN ACCORDANCE WITH THE INSTRUCTIONS HEREINBELOW. ALL SHARES REPRESENTED BY THIS PROXY WILL BE VOTED FOR, AGAINST OR BE THE SUBJECT OF ABSTENTIONS, AS SPECIFIED BY THE SHAREHOLDER. HOWEVER, IN THE ABSENCE OF INSTRUCTIONS, THE SHARES REPRESENTED BY PROXY WILL BE VOTED IN FAVOR OF EACH OF THE PROPOSALS SET FORTH HEREIN.

                                                             (MARK WITH AN X)

To elect Germain Lamonde, Pierre Marcouiller, Guy
Marier, David A. Thompson, Andre Tremblay and Michael     FOR             [_]
Unger, whose cities of residence are indicated in the
Management Proxy Circular, as Directors of the            ABSTENTION      [_]
Corporation.

To appoint PricewaterhouseCoopers LLP as auditors and     FOR             [_]
to authorize the Audit Committee to fix their
remuneration.                                             ABSTENTION      [_]

To approve the amendments to the Corporation's Stock      FOR             [_]
Option Plan as set forth in Schedules A and A-1 to the
Management Proxy Circular.                                ABSTENTION      [_]

To approve the Corporation's Deferred Share Unit Plan     FOR             [_]
for the members of the Board of Directors as set forth
in Schedules B and B-1 to the Management Proxy            ABSTENTION      [_]
Circular.


A DISCRETIONARY POWER IS HEREBY CONFERRED as to any amendment or change made to the matters mentioned in the Notice of Meeting or as to such other matters as may legally come before the Meeting. The Management of the Corporation is not aware of any amendments, changes or other matters that may come before the Meeting.

                                                DATED this _____ day of _______.

* A SHAREHOLDER IS ENTITLED TO APPOINT,
TO ATTEND AND ACT FOR AND ON BEHALF OF          ________________________________
SUCH SHAREHOLDER AT THE MEETING, A              SIGNATURE OF SHAREHOLDER
PERSON OTHER THAN THE PERSON MENTIONED
IN (A) HEREIN ABOVE AND MAY DO SO BY
CHECKING (B) HEREINABOVE AND ADDING THE
NAME OF SUCH OTHER PERSON IN THE SPACE
RESERVED FOR SUCH PURPOSE.                      [                              ]
                                                       name of shareholder
                                                [                              ]

THIS PROXY MUST BE SIGNED BY THE SHAREHOLDER OR HIS PROXYHOLDER AUTHORIZED IN WRITING OR, IF THE SHAREHOLDER IS A CORPORATION, UNDER ITS CORPORATE SEAL, BY A DULY AUTHORIZED OFFICER OR PROXYHOLDER OF THE CORPORATION. PLEASE REMEMBER TO DATE AND SIGN THIS PROXY. IF THIS PROXY IS NOT DATED, IT WILL BE DEEMED TO BEAR THE DATE OF ITS MAILING BY MANAGEMENT.

           YOU ARE REFERRED TO THE MANAGEMENT PROXY CIRCULAR APPENDED.


                                                               FRANCAIS AU VERSO

E X F O


================================================================================

NOTICE OF ANNUAL AND SPECIAL
MEETING OF SHAREHOLDERS
AND
MANAGEMENT PROXY CIRCULAR

================================================================================






November 1, 2004

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.

                            MANAGEMENT PROXY CIRCULAR


SOLICITATION OF PROXIES

THIS MANAGEMENT PROXY CIRCULAR IS PROVIDED IN CONNECTION WITH THE SOLICITATION BY THE MANAGEMENT OF EXFO ELECTRO-OPTICAL ENGINEERING INC. (THE "CORPORATION" OR "EXFO") OF PROXIES TO BE USED AT THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS (THE "MEETING") OF THE CORPORATION TO BE HELD AT THE TIME AND PLACE AND FOR THE PURPOSES STATED IN THE ACCOMPANYING NOTICE OF MEETING AND AT ANY ADJOURNMENT THEREOF. UNLESS OTHERWISE INDICATED, THE INFORMATION CONTAINED HEREIN IS GIVEN AS OF NOVEMBER 1, 2004.

It is expected that the solicitation will be made primarily by mail but proxies may also be solicited personally by officers, employees or agents of the Corporation. The Corporation may also reimburse brokers and other persons holding shares in their names, or in the names of nominees, for their costs incurred in sending proxy material to principals and obtaining their proxies. The cost of solicitation will be borne by the Corporation and is expected to be nominal.


APPOINTMENT AND REVOCATION OF PROXIES AND ATTENDANCE OF BENEFICIAL SHAREHOLDERS

The persons named in the enclosed Form of Proxy (the "Form of Proxy") are officers of the Corporation. A SHAREHOLDER DESIRING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT HIM OR HER AT THE MEETING MAY DO SO BY INSERTING SUCH PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY AND CHECKING ITEM (B).

To be valid, proxies must be received at the Montreal, Canada office of CIBC Mellon Trust Company, 2001 University Street, Suite 1600, Montreal, Quebec, Canada, H3A 2A6, the transfer agent of the Corporation, no later than the close of business on the last business day preceding the day of the Meeting or any adjournment thereof, or proxies may be delivered to the Chairman of the Meeting on the day of the Meeting or any adjournment thereof. A beneficial shareholder who completes a Form of Proxy and who wishes to attend and vote at the Meeting personally must appoint himself or herself proxy holder in the foregoing manner.

A proxy given pursuant to this solicitation may be revoked by instrument in writing executed by the shareholder or by his or her attorney authorized in writing if such instrument is deposited either at the registered office of the Corporation to the attention of the Secretary no later than the close of business on the last business day preceding the day of the Meeting or any adjournment thereof or with the Chairman of the Meeting on the day of the Meeting or any adjournment thereof.


VOTING OF PROXIES

The shares represented by proxies appointing the persons, or any one of them, designated by Management thereon to represent the shareholder at the Meeting will be voted in accordance with the instructions given by the shareholder. UNLESS OTHERWISE INDICATED, THE VOTING RIGHTS ATTACHING TO THE SHARES REPRESENTED BY A FORM OF PROXY WILL BE VOTED "FOR" IN RESPECT OF ALL THE PROPOSALS DESCRIBED HEREIN.

The Form of Proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the accompanying Notice of Meeting. As at the date hereof, Management is not aware that any other matter is to be presented at the Meeting. If, however, other matters properly come before the Meeting, the persons designated in the Form of Proxy will vote thereon in accordance with their judgment pursuant to the discretionary authority conferred by such proxy with respect to such matters.


VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

As at November 1, 2004, 30,571,946 Subordinate Voting Shares and 37,900,000 Multiple Voting Shares were outstanding, being the only classes of shares entitled to be voted at the Meeting. Each holder of Subordinate Voting Shares is entitled to one vote and the holder of Multiple Voting Shares is entitled to 10 votes for each share registered in his or her name at the close of business on November 22, 2004, being the date fixed by the Board of Directors for the purpose of determining registered shareholders entitled to receive the accompanying Notice of Meeting and to vote (the "Record Date"). A list of shareholders entitled to vote as of the Record Date, showing the number of shares held by each shareholder, shall be prepared within 10 days of the Record Date. This list of shareholders will be available for inspection during normal business hours at the Montreal, Canada office of CIBC Mellon Trust Company, the transfer agent of the Corporation, 2001 University Street, Suite 1600, Montreal, Quebec, Canada, H3A 2A6, and at the Meeting.

Unless otherwise indicated, the resolutions submitted to a vote at the Meeting must be passed by a majority of the votes cast by the holders of Subordinate Voting Shares and Multiple Voting Shares, as a single class, present at the Meeting in person or by proxy and voting in respect of all resolutions to be voted on by the shareholders of the Corporation.

To the knowledge of executive officers and directors of the Corporation, as of November 1, 2004, the only persons who are beneficial owners or who exercise control or direction, directly or indirectly, over shares carrying more than 10% of the voting rights attaching to any class of shares of the Corporation are:

------------------------------------------------------------------------------------------------------------------------------
                                                                                      Percentage of     Percentage of Voting
                                           Percentage of Voting      Number of        Voting Rights      Rights Attached to
                            Number of       Rights attached to        Multiple       attached to all     all Subordinate and
                           Subordinate        all Subordinate          Voting        Multiple Voting       Multiple Voting
 Name of Shareholder      Voting Shares        Voting Shares           Shares            Shares                Shares
------------------------------------------------------------------------------------------------------------------------------
Germain Lamonde              93,000 (1)            0.3%             37,900,000(2)          100%                  55.5%
------------------------------------------------------------------------------------------------------------------------------
Kern Capital              4,658,000 (3)           15.2%                   -                 -                     6.8 %
Management LLC
------------------------------------------------------------------------------------------------------------------------------
FMR Corporation           4,574,800 (4)           15.0%                   -                 -                     6.7 %
------------------------------------------------------------------------------------------------------------------------------

---------------
(1) Mr. Lamonde exercises control over this number of Subordinate Voting Shares through Placements Lamonde, SENC, a partnership controlled by Mr. Lamonde.
(2) Mr. Lamonde exercises control over this number of Multiple Voting Shares through G. Lamonde Investissements Financiers inc., a company controlled by Mr. Lamonde and through Fiducie Germain Lamonde, a family trust for the benefit of Mr. Lamonde's family.
(3) Kern Capital Management LLC controls the voting rights attached to this number of subordinate voting shares through relationships with several clients and does not beneficially own directly this number of subordinate voting shares.
(4) As of June 30, 2004, Fidelity Management and Research Company, a wholly-owned subsidiary of FMR Corporation, is the beneficial owner of this number of subordinate voting shares as a result of acting as investment advisor to various investment companies.

ELECTRONIC DELIVERY

The Corporation has a voluntary program for e-mail notification to our shareholders that documents which must be delivered pursuant to securities legislation are available on EXFO's website. Every year, EXFO delivers documentation to shareholders, such as this Management Proxy Circular and our Annual Report that must be delivered to shareholders of a public company by law. EXFO has made this process more convenient for its shareholders, as shareholders who so wish, may be notified by e-mail when the Corporation's documentation is posted in the "Investors" section on its website (www.exfo.com). Accordingly such documentation will not be sent in paper form by mail. The Corporation believes that electronic delivery will benefit the environment and reduce its costs. Shareholders who do not consent to receive documentation by e-mail will continue to receive such documentation by mail.

Registered shareholders can consent to electronic delivery by completing and returning the consent form accompanying this Circular to CIBC Mellon Trust Company. Unregistered shareholders (i.e. shares are held through a securities broker, bank, trust company or other nominee) can consent to electronic delivery by completing and returning the appropriate form received from the applicable intermediary.


BUSINESS TO BE TRANSACTED AT THE MEETING

PRESENTATION OF THE FINANCIAL STATEMENTS

The consolidated financial statements of the Corporation for the financial year ended August 31, 2004 and the Auditors' report thereon contained in EXFO's Annual Report accompanying this Circular will be submitted to shareholders at the Meeting but no vote with respect thereto is required or proposed to be taken.

ELECTION OF THE DIRECTORS

According to the articles of the Corporation, the Board of Directors shall consist of a minimum of 3 and a maximum of 12 directors. At the Meeting, Management proposes the 6 persons named hereafter on page 6 as nominees for election as directors to hold office until the next annual meeting or until the office is otherwise vacated in accordance with the Corporation's by-laws.

Management does not anticipate that any of the nominees will be unable, or for any reason whatsoever, be reluctant to fulfill their duties as directors. Should this occur for any reason whatsoever before the election, the persons named in the Form of Proxy reserve the right to vote for another nominee of their choice unless the shareholder specified on the Form of Proxy to abstain from voting for the election of the directors.

APPOINTMENT AND REMUNERATION OF AUDITORS

A firm of auditors is to be appointed by vote of the shareholders at the Meeting to serve as auditors of the Corporation until the close of the next annual meeting. The Audit Committee is to be authorized to fix the remuneration of the auditors so appointed. The Board of Directors and Management, upon the advice of the Audit Committee, recommend that PricewaterhouseCoopers LLP be re-appointed as Auditors of the Corporation. The re-appointment of PricewaterhouseCoopers LLP must be approved by a majority of the votes cast on the matter at the Meeting.

RESOLUTION FOR THE APPROVAL OF AMENDMENTS TO THE STOCK OPTION PLAN

The Corporation's Stock Option Plan is designed to increase the performance of employees, senior management, officers and directors of the Corporation and its subsidiaries and persons and companies providing ongoing management or consulting services ("consultants") to the Corporation and its subsidiaries.

On October 26, 2004, the Board of Directors of the Corporation, on the recommendation of outside consultants and the Human Resources Committee in alignment with the practice in the industry and in the best interest of the shareholders, authorized, subject to regulatory and shareholders' approvals, certain amendments to the current Stock Option Plan, including the renaming of the Stock Option Plan to Long Term Incentive Plan (the "Proposed Amendments").

Under the Proposed Amendments, Restricted Share Units ("RSU") are granted to designated directors, officers, employees and consultants. The RSU are "phantom" shares that rise and fall in value based on the value of the Corporation's Subordinate Voting Shares, and are redeemed for actual Subordinate Voting Shares or cash equivalent at the discretion of the Board of Directors of the Corporation on the vesting dates established by the Board of Directors of the Corporation at the time of grant in its sole discretion. Such Subordinate Voting Shares issued by the Corporation will be issued from the pool of Subordinate Voting Shares reserved for issuance pursuant to the Stock Option Plan, which shall not exceed 10% of the total issued and outstanding voting shares.

The Proposed Amendments are meant to modify the existing Stock Option Plan of the Corporation to offer, through combinations of equity-based incentive programs, optimal alignment of the interest of management and employees of the Corporation to that of its shareholders. The choice of amending the existing Stock Option Plan was taken by the Board of Directors after an analysis of various alternative equity-based plans. The Proposed Amendments were considered to provide the best balance between alignment with shareholder interests, protection against downside risk, share price volatility protection and employee retention.

The full text of the Stock Option Plan including the Proposed Amendments is appended hereto as Schedule A-1 to this Management Proxy Circular.

THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS VOTE "FOR" THE ADOPTION OF A RESOLUTION TO APPROVE THE PROPOSED AMENDMENTS. A COPY OF THE RESOLUTION IS APPENDED HERETO AS SCHEDULE "A" TO THIS MANAGEMENT PROXY CIRCULAR. IN ORDER TO ADOPT THE RESOLUTION APPROVING THE PROPOSED AMENDMENTS, AT LEAST A MAJORITY OF THE VOTES CAST BY HOLDERS OF VOTING SHARES, PRESENT IN PERSON OR BY PROXY, MUST BE VOTED IN FAVOR OF THE RESOLUTION. HOWEVER, IN ACCORDANCE WITH THE RULES OF THE TORONTO STOCK EXCHANGE, CERTAIN PARTICIPANTS TO THE LONG TERM INCENTIVE PLAN WILL NOT BE ENTITLED TO VOTE AT THE MEETING WITH RESPECT TO THE APPROVAL OF THE PLAN. THEREFORE, TO THE BEST OF THE CORPORATION'S KNOWLEDGE, AT THE TIME THE INFORMATION WAS PROVIDED, 37,900,000 MULTIPLE VOTING SHARES AND 236,704 SUBORDINATE VOTING SHARES OWNED BY INSIDERS OF THE CORPORATION WHO ARE PARTICIPANTS TO THE NEW LONG TERM INCENTIVE PLAN AS WELL AS THEIR ASSOCIATES WILL NOT BE COUNTED IN DETERMINING WHETHER OR NOT THE RESOLUTION IS ADOPTED. UNLESS SPECIFIED IN THE ENCLOSED FORM OF PROXY THAT MULTIPLE VOTING SHARES AND SUBORDINATE VOTING SHARES REPRESENTED BY THE FORM OF PROXY SHALL BE VOTED AGAINST THIS RESOLUTION, THE PERSONS DESIGNATED IN THE ENCLOSED FORM OF PROXY INTEND TO VOTE "FOR" THIS RESOLUTION.

RESOLUTION FOR THE APPROVAL OF THE DEFERRED SHARE UNIT PLAN

On October 26, 2004, the Board of Directors of the Corporation, on the recommendation of outside consultants and the Human Resources Committee in alignment with the practice in the industry, in the best interest of the shareholders and in order to align more closely the interests of its non-employee directors with those of its shareholders, the Corporation authorized, subject to regulatory and shareholders' approvals, a Deferred Share Unit Plan.

Under the Deferred Share Unit Plan, non-employee directors shall receive up to 100 % of their retainer fees in the form of Deferred Share Units ("DSUs"), each of which has an initial value equal to the market value of a Subordinate Voting Share at the time DSUs are credited to the directors. The value of a DSU, when converted to Subordinate Voting Shares, is equivalent to the market value of a Subordinate Voting Share at the time the conversion takes place. DUSs attract dividends in the form of additional DSUs at the same rate as dividends on Subordinate Voting Share. When a director ceases to be a member of the Board, the DSUs are converted and paid in Subordinate Voting Shares purchased on the open market or issued by the Corporation. Such Subordinate Voting Shares issued by the Corporation will be issued from the same pool of Subordinate Voting Shares reserved for issuance pursuant to the Stock Option Plan, which shall not exceed 10% of the total issued and outstanding voting shares.

The full text of the Deferred Share Unit Plan is appended hereto as Schedule B-1 to this Management Proxy Circular.

THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS VOTE "FOR" THE ADOPTION OF A RESOLUTION TO APPROVE THE DEFERRED SHARE UNIT PLAN. A COPY OF THE RESOLUTION IS APPENDED HERETO AS SCHEDULE "B" TO THIS MANAGEMENT PROXY CIRCULAR. IN ORDER TO ADOPT THE RESOLUTION APPROVING THE DEFERRED SHARE UNIT PLAN, AT LEAST A MAJORITY OF THE VOTES CAST BY HOLDERS OF VOTING SHARES, PRESENT IN PERSON OR BY PROXY, MUST BE VOTED IN FAVOR OF THE RESOLUTION. HOWEVER, IN ACCORDANCE WITH THE RULES OF THE TORONTO STOCK EXCHANGE, CERTAIN PARTICIPANTS TO THE DEFERRED SHARE UNIT PLAN WILL NOT BE ENTITLED TO VOTE AT THE MEETING WITH RESPECT TO THE APPROVAL OF THE PLAN. THEREFORE, TO THE BEST OF THE CORPORATION'S KNOWLEDGE, AT THE TIME THE INFORMATION WAS PROVIDED, 14,750 SUBORDINATE VOTING SHARES OWNED BY INSIDERS OF THE CORPORATION WHO ARE PARTICIPANTS TO THE DEFERRED SHARE UNIT PLAN AS WELL AS THEIR ASSOCIATES WILL NOT BE COUNTED IN DETERMINING WHETHER OR NOT THE RESOLUTION IS ADOPTED. UNLESS SPECIFIED IN THE ENCLOSED FORM OF PROXY THAT MULTIPLE VOTING SHARES AND SUBORDINATE VOTING SHARES REPRESENTED BY THE FORM OF PROXY SHALL BE VOTED AGAINST THIS RESOLUTION, THE PERSONS DESIGNATED IN THE ENCLOSED FORM OF PROXY INTEND TO VOTE "FOR" THIS RESOLUTION.


NOMINEES FOR ELECTION AS DIRECTORS AND THEIR BENEFICIAL OWNERSHIP OF VOTING SECURITIES

The following table and notes set out the name of each of the individuals whom is proposed to be nominated at the Meeting for election as a director of the Corporation, all other positions and offices with the Corporation and its subsidiaries now held by each such individual, if any, the principal occupation or employment of each such individual, their respective period of service as a director and the approximate number of shares of the Corporation beneficially owned by each such individual or over which each of them exercised control or direction.

--------------------------------------------------------------------------------------------------------------------------------
                                                                                                  Number of        Number of
 Name and Position or Office      Principal Occupation          City of                          Subordinate     Multiple Voting
    with the Corporation             or Employment             Residence      Director Since    Voting Shares         Shares
--------------------------------------------------------------------------------------------------------------------------------
Germain Lamonde(1)               Chairman of the Board,       Cap-Rouge,       September 1985       93,000         37,900,000
Chairman of the Board,           President and Chief          Quebec
President and Chief              Executive Officer,
Executive Officer                EXFO Electro-Optical
                                 Engineering Inc.
--------------------------------------------------------------------------------------------------------------------------------
Pierre Marcouiller(2) (3)        Chairman of the Board        Magog,             May 2000            5,000              -
Director                         and Chief Executive          Quebec
                                 Officer, Camoplast
                                 Inc. (a supplier of
                                 automotive and
                                 recreational vehicle
                                 parts)
--------------------------------------------------------------------------------------------------------------------------------
Guy Marier (2) (3)               Executive Consultant         Lakefield        January 2004          1,000              -
Director                                                      Gore, Quebec


--------------------------------------------------------------------------------------------------------------------------------
Andre Tremblay(2) (3)            President and Chief          Outremont,         May 2000            6,650 (4)          -
Director                         Executive Officer,           Quebec
                                 Microcell
                                 Telecommunications
                                 Inc.
--------------------------------------------------------------------------------------------------------------------------------
Dr. David A. Thompson,           Vice-President&              Newton,           June 2000            2,100              -
Ph.D.(3)                         Director,  Hardware &        North
Director                         Equipment Technology         Carolina
                                 Strategy, Corning
                                 Cable Systems
--------------------------------------------------------------------------------------------------------------------------------
Michael Unger(2) (3)             Executive Consultant         Woodbridge,        May 2000             -                -
Lead Director                                                 Ontario
--------------------------------------------------------------------------------------------------------------------------------

---------------
(1) Mr. Lamonde exercises control over this number of Multiple Voting Shares through G. Lamonde Investissements Financiers inc., a company controlled by Mr. Lamonde and through Fiducie Germain Lamonde, a family trust for the benefit of Mr. Lamonde's family. He exercises control over this number of Subordinate Voting Shares through Placements Lamonde, SENC, a partnership controlled by Mr. Lamonde.
(2)  Member of the Audit Committee.
(3)  Member of the Human Resources Committee.
(4) Mr. Tremblay exercises control over this number of Subordinate Voting Shares through 9044-6451 Quebec inc. a company controlled by Mr. Tremblay.

The information as to Subordinate Voting Shares and Multiple Voting Shares beneficially owned or over which the above-named individuals exercise control or direction is not within the direct knowledge of the Corporation and has been furnished by the respective individual.


COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

In the financial year ended August 31, 2004, directors who are not employees of the Corporation or any of its subsidiaries receive the level of compensation set forth in the table below as annual compensation payable in the form of cash, stock or stock options as chosen by the director. In addition, each director is granted 12,500 stock options under the current Corporation's Stock Option Plan (the "Stock Option Plan") as part of his annual compensation.

-----------------------------------------------------------------------------------------------------------------------
Annual Retainer for Directors:                                                         CDN$25,000          US$18,796
-----------------------------------------------------------------------------------------------------------------------
Annual Retainer for Committee Chairman:                                                 CDN$5,000           US$3,759
-----------------------------------------------------------------------------------------------------------------------
Annual Retainer for Committee Members:                                                  CDN$3,000           US$2,255
-----------------------------------------------------------------------------------------------------------------------
Fees for all Meetings Attended per day in Person:                                       CDN$1,000             US$752
-----------------------------------------------------------------------------------------------------------------------

Fees for all Meetings Attended per day by Telephone:                                      CDN$500             US$376
-----------------------------------------------------------------------------------------------------------------------

---------------

Note: The compensation information has been converted from Canadian dollars to U.S. Dollars based upon an average foreign exchange rate of 1.3301 for 2004.

In the financial year ended August 31, 2004, the directors who were not employees received the following compensation in the form indicated:

-----------------------------------------------------------------------------------------------------------------------
                               Annual
                            Compensation     Annual Compensation     Exercise       Expiration        Total Attendance
                            Paid in Cash        Paid in Stock        Price of         Date of           Fees Paid in
          Name                (US$)(1)         Options (#) (2)      Options (3)       Options           Cash (US$)(1)
-----------------------------------------------------------------------------------------------------------------------
Pierre Marcouiller (4)         23,307              12,500             US$3.51      Oct. 27, 2013            5,639
-----------------------------------------------------------------------------------------------------------------------
Guy Marier  (5)                16,352              12,500             US$4.65      March 24, 2014           4,887
-----------------------------------------------------------------------------------------------------------------------
Dr. David A. Thompson (6)      21,051              12,500             US$3.51      Oct. 27, 2013            5,639
-----------------------------------------------------------------------------------------------------------------------
Andre Tremblay (7)             24,810              12,500             US$3.51      Oct. 27, 2013            6,766
-----------------------------------------------------------------------------------------------------------------------
Michael Unger (8)              24,810              12,500             US$3.51      Oct. 27, 2013            6,016
-----------------------------------------------------------------------------------------------------------------------

---------------
(1) The compensation information has been converted from Canadian dollars to U.S. Dollars based upon an average foreign exchange rate of 1.3301 for 2004.
(2) Indicates the number of Subordinate Voting Shares underlying the options granted under the Stock Option Plan.
(3) The exercise price of options is determined based on the highest of the closing prices of the Subordinate Voting Shares on the Toronto Stock Exchange and the NASDAQ National Market on the last trading day preceding the grant date, using the noon buying rate of the Federal Reserve Bank of New York on the grant date to convert the NASDAQ National Market closing price to Canadian dollars, as required. These options vest at a rate of 12.5% after the first 6 months, 12.5% after 12 months and 25% annually thereafter commencing on the second anniversary date of the grant.
(4)  Member of the Audit Committee and the Human Resources Committee.
(5)  Member of the Audit Committee and the Human Resources Committee.
(6)  Member of the Human Resources Committee.
(7)  Member of the Human Resources Committee and Chairman of the Audit
     Committee.
(8) Member of the Audit Committee and Chairman of the Human Resources Committee and Lead Director.


COMPENSATION OF NAMED EXECUTIVE OFFICERS

The table below shows compensation information during the three most recently completed financial years for Mr. Germain Lamonde, the Chairman of the Board, President and Chief Executive Officer of the Corporation, Mr. Pierre Plamondon, the Vice-President Finance and Chief Financial Officer, the three other most highly compensated executive officers of the Corporation and its subsidiaries who were serving the Corporation at the end of the financial year, and two other executive officers of the Corporation who would have been included within the four most highly compensated executive officers had they been in the employ of the Corporation, or a subsidiary, at the year end (collectively, the "Named Executive Officers"). This information includes the US dollar value of base salaries, bonus awards and long-term incentive plan payments, the number of options granted, and other compensation, if any, whether paid or deferred.

-------------------------------------------------------------------------------------------------------------------------------
                                                                                              Securities
                                                                              Other Annual       Under          All Other
     Name and Principal        Financial     Salary (1)                       Compensation     Options(3)      Compensation
          Position               Year           ($)          Bonus(2) ($)         ($)              (#)             ($)
-------------------------------------------------------------------------------------------------------------------------------
Germain Lamonde,                 2004     206,751 (US)        57,115 (US)          -                 -              -
President and Chief                       275,000 (CDN)       75,969 (CDN))
Executive Officer
                                 2003     185,848 (US)        25,247 (US)          -            50,000              -
                                          275,000 (CDN)       37,359 (CDN)

                                 2002     174,758 (US)        21,329 (US)          -            70,000              -
                                          275,000 (CDN)       33,563 (CDN)
-------------------------------------------------------------------------------------------------------------------------------
Pierre Plamondon,                2004     135,328 (US)        17,451 (US)          -                 -          1,429 (US)(4)
Vice-President Finance and                180,000 (CDN)       23,211 (CDN)                                      1,901(CDN)
Chief Financial Officer
                                 2003     118,267 (US)         9,547 (US)          -            25,000            866 (US)(4)
                                          175,000 (CDN)       14,127 (CDN)                                      1,281 (CDN)

                                 2002      95,323 (US)         5,817 (US)          -            19,000            886 (US)(4)
                                          150,000 (CDN)        9,153 (CDN)                                      1,394 (CDN)
-------------------------------------------------------------------------------------------------------------------------------
Juan-Felipe Gonzalez,            2004     231,597 (US)       563,867 (US)          -                 -              -
Vice-President,                           308,047 (CDN)      750,000 (CDN)(5)
Global Telecom Sales
                                 2003     163,896 (US)         7,500 (US)          -            30,000              -

                                 2002     158,193 (US)             -               -            30,000              -
-------------------------------------------------------------------------------------------------------------------------------
Stephen Bull                     2004     112,773 (US)        12,437 (US)          -                 -         16,221 (US)(6)
Vice-President Research &                 150,000 (CDN)       16,543 (CDN)                                     21,576 (CDN)
Development
                                 2003      81,098 (US)         8,138 (US)          -            15,000            588 (US)(4)
                                          120,000 (CDN)       12,042 (CDN)                                        871 (CDN)

                                 2002      73,081 (US)         4,425 (US)          -            17,930            577 (US)(4)
                                          115,000 (CDN)        6,964 (CDN)                                        908 (CDN)
-------------------------------------------------------------------------------------------------------------------------------
Benoit Fleury                    2004     112,773 (US)(7)      8,656 (US)          -            15,000         15,036 (US)(8)
Vice-President, Protocol                  150,000 (CDN)       11,421 (CDN)                                     20,000 (CDN)
Product Management
-------------------------------------------------------------------------------------------------------------------------------

NAMED EXECUTIVES NOT IN THE EMPLOY OF THE CORPORATION AT YEAR END
-------------------------------------------------------------------------------------------------------------------------------
James Stevens,                   2004     175,000 (US)(9)          -               -                 -          4,016 (US)(4)
Vice-President Product
Management and Chief             2003     175,000 (US)(10)         -               -            12,000          4,624 (US)(4)
Technology Officer
(Protocol)
-------------------------------------------------------------------------------------------------------------------------------
John Holloran Jr.,               2004     140,000 (US)(11)    10,385 (US)          -                 -         22,996 (US)(12
Interim General Manager
and Special Projects             2003     140,000 (US)(13)    12,692 (US)          -             9,000          4,114 (US)(4)
-------------------------------------------------------------------------------------------------------------------------------

---------------
(1) The compensation information for Canadian residents has been converted from Canadian dollars to U.S. dollars based upon an average foreign exchange rate of 1.3301 for 2004, 1.4797 for 2003 and 1.5736 for 2002. The currency conversions cause these reported salaries to fluctuate from year-to-year because of the conversion of Canadian dollars to U.S. dollars.
(2) A portion of the bonus amounts is paid in cash in the year for which they are awarded and the balance is paid in cash in the year following the financial year for which they are awarded.
(3) Indicates the number of Subordinate Voting Shares underlying the options granted under the Stock Option Plan during the financial year indicated.
(4) Indicates the amount contributed by the Corporation during the financial year indicated to the Deferred Profit Sharing Plan or the 401K plans, as applicable, for the benefit of the Named Executive Officer. Mr. Lamonde is not eligible to participate in the Deferred Profit Sharing Plan and Mr. Gonzalez did not participate.
(5) Pursuant to the terms of his employment agreement, Mr. Juan-Felipe Gonzalez did receive a cash payment of CDN$750,000 since he did not voluntarily resign and was not dismissed with cause prior to September 2003. An amount of CDN$500,000 was disbursed on October 17, 2003 and the remaining CDN$250,000 was disbursed on January 25, 2004.
(6) Indicates the amount paid by the Corporation during the financial year for relocation allowance (CDN$20,000) (US$15,036) plus the amount referred in note 4 above (CDN$1,576) (US$1,185).
(7) This amount represents Mr. Fleury annual base salary. Since Mr. Fleury joined the Corporation on February 16, 2004, the base salary paid to Mr. Fleury for the financial year ended August 31, 2004 amounted to US$ 58,555 (CDN$ 77,884).
(8) Indicates the amount paid by the Corporation during the financial year for relocation allowance (CDN$20,000) (US$15,036 ).
(9) This amount represents Mr. Stevens' base annual salary. Since he left the Corporation on May 21, 2004, the base salary paid to him for the financial year ended August 31, 2004 amounted to US$147,654.
(10) This amount represents Mr. Stevens' base annual salary. Since he joined the Corporation on October 7, 2002, the base annual salary paid to him for the financial year ended August 31, 2003 amounted to US$154,135.
(11) This amount represents Mr. Holloran's base annual salary. Since he left the Corporation on December 31, 2003, the base annual salary paid to him for the financial year ended August 31, 2004 amounted to US$55,346.
(12) Indicates the amount paid by the Corporation during the financial year for severance package (US$21,231) plus the amount referred in note 4 above (US$1,765).
(13) This amount represents Mr. Holloran's base annual salary. Since he joined the Corporation on October 7, 2002, the base annual salary paid to him for the financial year ended August 31, 2003 amounted to US$124,462.

Other than its Stock Option Plan, Restricted Stock Award Plan and Stock Appreciation Rights Plan, which are described below in the "Report on Executive Compensation by the Human Resources Committee - Long-Term Incentive Compensation", the Corporation does not have any other formal long-term incentive plans.

SHARE PLAN

In September 1998, prior to becoming a public company, the Corporation adopted a share purchase plan for officers, directors and key employees, as amended in April 2000. On April 3, 2000, the Corporation adopted a share plan which replaced the 1998 share plan and on June 29, 2000, at the time of the Corporation's initial public offering, all of the 707,264 Class "F" shares issued under this plan to Officers, directors and key employees and fully paid by them were converted into Subordinate Voting Shares. No additional shares will be issued under this share plan. This share plan requires the Subordinate Voting Shares previously acquired by participants to be held in trust by a trustee until August 31, 2004, except for 249,977 Subordinate Voting Shares, of which 216,548 Subordinate Voting Shares were released on October 21, 2003, 6,020 Subordinate Voting Shares were released on December 23, 2003 and 27,409 Subordinate Voting Shares were released on January 20, 2004 and the remaining Class "F" shares were released on August 31, 2004.

This share plan provides for the earlier release of these Subordinate Voting Shares in the event the employment of a holder of Subordinate Voting Shares terminates or upon the occurrence of a change of control and establishes conditions pursuant to which the Subordinate Voting Shares of a holder under this plan are to be sold by the trustee on the public market. For example, if the employment is terminated before the end of the trust period for reasons other than death, retirement, disability or without cause, the trustee will, on instructions from the Corporation, sell the holder's Subordinate Voting Shares on the public market, reimburse the lesser of the proceeds of sale or the purchase price paid by the holder plus 8% interest annually, with the balance being paid to the Corporation. As of August 31, 2004, all of the remaining Subordinate Voting Shares that were held in trust under the plan were released.

The following table shows the breakdown, as of August 31, 2004, of the Subordinate Voting Shares that have been allocated and released from trust to the Named Executive Officers.

-------------------------------------------------------------------------------------------------------------------
                             Subordinate Voting         Subordinate Voting         Value of Subordinate Voting
   Name of Executive        Shares Allocated (1)       Shares released from        Shares released from Trust
       Officers                      (#)                     Trust (#)                      (US$) (2)
-------------------------------------------------------------------------------------------------------------------
Germain Lamonde (3)                    -                          -                              -
-------------------------------------------------------------------------------------------------------------------
Juan-Felipe Gonzalez                51,452                     51,452                       US$140,841
-------------------------------------------------------------------------------------------------------------------
Pierre Plamondon (4)                32,927                     32,927                       US$161,513
-------------------------------------------------------------------------------------------------------------------
Stephen Bull                        20,573                     20,573                       US$ 67,974
-------------------------------------------------------------------------------------------------------------------
Benoit Fleury (3)                      -                          -                              -
-------------------------------------------------------------------------------------------------------------------


NAMED EXECUTIVES NOT IN THE EMPLOY OF THE CORPORATION AT YEAR END
-------------------------------------------------------------------------------------------------------------------
John Holloran Jr. (3)                  -                          -                              -
-------------------------------------------------------------------------------------------------------------------
James Stevens (3)                      -                          -                              -
-------------------------------------------------------------------------------------------------------------------

---------------
(1) If the employment is terminated before the end of the trust period for reasons other than death, retirement, disability or without cause, the trustee will, on instructions from the Corporation, sell the holder's Subordinate Voting Shares on the public market, reimburse the lesser of the proceeds of sale or the purchase price paid by the holder plus 8% interest annually, with the balance being paid to the Corporation.
(2) These values are calculated based on the closing price of the Subordinate Voting Shares on the Toronto Stock Exchange on the release dates less the purchase price paid by the Shareholder, using an average foreign exchange rate of 1.3301. These values have not been, and may never be, realized. The actual gains, if any, will depend on the value of the Subordinate Voting Shares on the date of sale. There can be no assurance that these values will be realized and will be entirely depending on the fluctuation of the value of the Subordinate Voting Shares on the date of sale.
(3)  These persons do not participate in the Share Plan.
(4) Mr. Plamondon exercises control over 6,874 of these Subordinate Voting Shares through Fiducie Pierre Plamondon, a trust for the benefit of Mr. Plamondon's family.


DEFERRED PROFIT SHARING PLAN

The Corporation maintains a deferred profit sharing plan for certain eligible Canadian resident employees. Under this plan, the Corporation may contribute an amount equal to 1% of each employee's gross salary to that employee's individual deferred profit sharing plan to the extent that such employee contributes at least 2% of his or her gross salary to his or her individual tax-deferred registered retirement savings plan. In the financial year ended August 31, 2004, the aggregate amount of contributions under the plan was US$106,000 (CDN$141,000). Mr. Germain Lamonde is not entitled to participate in this plan.

401K PLAN

The Corporation maintains a 401K plan for eligible United States resident employees of its subsidiaries. Under this plan, the Corporation must contribute an amount equivalent to 3% of an employee's current compensation, subject to certain legislated maximum contribution limits. During the financial year ended August 31, 2004, the Corporation recorded contributions totaling US$187,000.

OPTION GRANTS IN LAST FINANCIAL YEAR

The aggregate number of Subordinate Voting Shares covered by options granted during the financial year ended August 31, 2004 was 536,500 at a weighted average exercise price of US$3.94 (CDN$ 5.24) per Subordinate Voting Share. At the end of financial year ended August 31, 2004, there were a total of 2,934,518 Subordinate Voting Shares covered by options granted and outstanding pursuant to the Stock Option Plan having a weighted average exercise price of US$13.89 (CDN$20.89). The table below shows information regarding stock option grants made to the Named Executive Officers under the Stock Option Plan during the financial year ended August 31, 2004. See "Report on Executive Compensation by the Human Resources Committee - Long-Term Incentive Compensation" for a description of the Stock Option Plan.

During the financial year ended August 31, 2004, the following options were granted to the following named Executive Officer:

------------------------------------------------------------------------------------------------------------------------------------
                                             Percentage of Net                            Market Value of
                           Securities        Total of Options                          Securities Underlying
                         Under Options     Granted to Employees       Exercise or       Options on the Date
                           Granted (1)       in Financial Year       Base Price (2)           of Grant
        Name                  (#)                   (%)             (US$/ Security)       (US$/Security) (3)      Expiration Date
------------------------------------------------------------------------------------------------------------------------------------
Benoit Fleury                15,000               2.80 %                4.65US                4.63 US              March 24, 2014
------------------------------------------------------------------------------------------------------------------------------------


---------------
(1)  Underlying securities: Subordinate Voting Shares.
(2) The exercise price of options granted is determined based on the highest of the closing prices of the Subordinate Voting Shares on The Toronto Stock Exchange and the NASDAQ National Market on the last trading day preceding the grant date, using the noon buying rate of the Federal Reserve Bank of New York on the grant date to convert the NASDAQ National Market closing price to Canadian dollars, as required. These options These options vest at a rate of 12.5% 6 months after the grant date, 12.5% 12 months after the grant date, and 25% annually thereafter commencing on the second anniversary date of the grant.
(3) Based on the closing price on the NASDAQ National Market on the date of the grant.


AGGREGATED OPTION EXERCISES IN LAST FINANCIAL YEAR AND FINANCIAL YEAR END OPTION VALUES

The following table summarizes, for each of the Named Executive Officers, the number of stock options, if any, exercised during the financial year ended August 31, 2004, the aggregate value realized upon exercise and the total number of unexercised options, if any, held at August 31, 2004. Value realized upon exercise is the difference between the market value of the underlying Subordinate Voting Shares on the exercise date and the exercise or base price of the option. The value of unexercised in-the-money options at financial year-end is the difference between its exercise or base price and the market value of the underlying Subordinate Voting Shares on August 31, 2004, which was US$4.36 per share. These values, unlike the amounts set forth in the column "Aggregate Value Realized," have not been, and may never be, realized. The underlying options have not been, and may never be exercised, and actual gains, if any, on exercise will depend on the value of the Subordinate Voting Shares on the date of exercise. There can be no assurance that these values will be realized. Unexercisable options are those that have been held for less than the time required for vesting. See "Report on Executive Compensation by the Human Resources Committee - Long-Term Incentive Compensation."

------------------------------------------------------------------------------------------------------------------------------
                                                                                                 VALUE OF UNEXERCISED
                                                             UNEXERCISED OPTIONS              "IN-THE-MONEY" OPTIONS AT
                                         AGGREGATE           AT AUGUST 31, 2004                 AUGUST 31, 2004 (2) (3)
                         SECURITIES        VALUE     --------------------------------    ------------------------------------
                        ACQUIRED ON       REALIZED     EXERCISABLE     UNEXERCISABLE       EXERCISABLE        UNEXERCISABLE
      NAME              EXERCISE (#)      (US$) (1)        (#)               (#)               (US$)               (US$)
------------------------------------------------------------------------------------------------------------------------------
Germain Lamonde              -                -           76,712            73,770             34,750           104,250
------------------------------------------------------------------------------------------------------------------------------
Juan-Felipe Gonzalez       7,500            19,256        56,123            48,907                  -            62,550
------------------------------------------------------------------------------------------------------------------------------
Pierre Plamondon             -                -           42,630            34,310             17,375            52,125
------------------------------------------------------------------------------------------------------------------------------
Stephen Bull                 -                -           18,098            20,732             10,425            31,275
------------------------------------------------------------------------------------------------------------------------------
Benoit Fleury                -                -               -             15,000                  0                 0
------------------------------------------------------------------------------------------------------------------------------

NAMED EXECUTIVES NOT IN THE EMPLOY OF THE CORPORATION AT YEAR END
------------------------------------------------------------------------------------------------------------------------------
JAMES STEVENS              3,000             4,410       Cancelled (4)   Cancelled (4)             -               -
------------------------------------------------------------------------------------------------------------------------------
JOHN H. HOLLORAN           2,250             3,150       Cancelled (4)   Cancelled (4)             -               -
------------------------------------------------------------------------------------------------------------------------------

---------------
(1) The aggregate value realized is equivalent to the difference between the market value of the securities underlying the options at exercise and the exercise price of the options. This value, as the case maybe, has been converted from Canadian dollars to U.S. Dollars based upon the average foreign exchange rate on the day of the exercise.
(2) "In-the-money" options are options for which the market value of the underlying securities is higher than the price at which such securities may be bought from the Corporation.
(3) The value of unexercisable "in-the-money" options is calculated using the highest of the closing prices of the Subordinate Voting Shares on The Toronto Stock Exchange and on the NASDAQ National Market on August 31, 2004 using the noon buying rate of the Federal Reserve Bank of New York to convert the NASDAQ National Market closing price to Canadian dollars, as required, less the exercise price of "in-the-money" options.
(4) In accordance with the terms of the Stock Option Plan, unexercised options that had been attributed to these persons were cancelled thirty days after their termination dates.


TERMINATION OF EMPLOYMENT, CHANGE IN RESPONSIBILITIES AND EMPLOYMENT CONTRACTS

The Corporation has an employment agreement with Mr. Germain Lamonde. The agreement is for an indeterminate period and the salary is reviewed annually. In the event of the termination of Mr. Lamonde's employment without cause, Mr. Lamonde will be entitled to severance payments (in no case exceeding 24 months of remuneration) and the vesting of all stock options. In addition, in the event that Mr. Lamonde's employment is terminated following a merger or an acquisition by a third party of substantially all of the Corporation's assets or of the majority of its share capital or if Mr. Lamonde voluntarily resigns, he will be entitled to the vesting of all stock options.

The Corporation also has employment agreements with Mr. Juan-Felipe Gonzalez, Mr. Pierre Plamondon, Mr. Stephen Bull and Mr. Benoit Fleury.

The agreement with Mr. Gonzalez provided for Mr. Gonzalez's employment as Vice-President Global Telecom Sales. In the event Mr. Gonzalez's employment terminates for any reason whatsoever and he is unable to accept new employment due to his non-competition obligations to the Corporation, Mr. Gonzalez may receive compensation for a period of 18 months following the date of termination in amounts varying from 5% to 50% of his base monthly salary at the time of termination depending on the cause of the termination. The employment agreement is for an indeterminate period and salary and bonuses are reviewed annually.

The Corporation has an employment agreement with Mr. Pierre Plamondon, the Corporation's Vice President, Finance and Chief Financial Officer. The agreement is for an indeterminate period and the salary is reviewed annually. In the event of termination of Mr. Plamondon's employment without cause, Mr. Plamondon will be entitled to severance payments (in no case exceeding 18 months of the current base salary). In addition, in the event Mr. Plamondon's employment is terminated following a merger or an acquisition by a third party of substantially all of the Corporation assets or of the majority of its share capital, he will be entitled to the immediate vesting of all stock options.

The Corporation has an employment agreement with Mr. Stephen Bull, the Corporation's Vice President, Research & Development. The agreement is for an indeterminate period and the salary is reviewed annually. In the event of termination of Mr. Bull's employment without cause, Mr. Bull will be entitled to severance payments (in no case exceeding 18 months of the current base salary). In addition, in the event Mr. Bull's employment is terminated following a merger or an acquisition by a third party of substantially all of the Corporation assets or of the majority of its share capital, he will be entitled to the immediate vesting of all stock options.

The Corporation has an employment agreement with Mr. Benoit Fleury, the Corporation's Vice President, Protocol Product Management. The agreement is for an indeterminate period and the salary is reviewed annually. In the event of termination of Mr. Fleury's employment without cause, Mr. Fleury's will be entitled to severance payments (in no case exceeding 18 months of the current base salary). In addition, in the event Mr. Fleury's employment is terminated following a merger or an acquisition by a third party of substantially all of the Corporation assets or of the majority of its share capital, he will be entitled to the immediate vesting of all stock options.


REPORT ON EXECUTIVE COMPENSATION BY THE HUMAN RESOURCES COMMITTEE

MEMBERS OF THE HUMAN RESOURCES COMMITTEE

During the financial year ended August 31, 2004, the Human Resources Committee was composed of Michael Unger, as Chairman, Pierre Marcouiller, David A. Thompson , Andre Tremblay and Guy Marier since January 7, 2004, none of whom were officers or employees, or former officers or employees, of the Corporation or its subsidiaries.

HUMAN RESOURCES COMMITTEE MANDATE

The Human Resources Committee is a committee of the Board of Directors. It is responsible for overseeing the assessment and the performance, and establishing the annual compensation of all the Corporation's executive officers, including the President and Chief Executive Officer. This Committee also reviews and submits to the Board the salary structure and the short-term and long-term incentive compensation programs for all employees of the Corporation. Though the Committee is responsible for the review and approval of the employees that will receive options to purchase shares of the Corporation, in accordance with policies established by the Board and the terms of the Stock Option Plan, these functions have been shared by the Board of Directors and the Human Resources Committee during the period from September 1, 2003 to August 31, 2004. The remuneration to be paid by the Corporation to its Directors is recommended to the Board by the Human Resources Committee.

Since September 1, 2003, the Human Resources Committee held 3 meetings prior to November 1 2004, which were attended by all the members of the Committee, except Mr. Thompson who was absent at the last meeting.

COMPENSATION OF CHIEF EXECUTIVE OFFICER

In establishing Mr. Lamonde's salary for the year ending August 31, 2001, the Corporation relied on a study completed by an independent consulting firm. Such study indicated average salaries and bonuses, median salaries and bonuses and maximum salaries and bonuses paid to chief executive officers by Canadian and American computer hardware and software companies as well as by a specific group of companies active in the fiber optics industry identified by the Corporation that it considers to be the best available comparisons. It was decided that Mr. Lamonde's salary and bonus reflected the median of Canadian computer hardware and software companies and of the specific group of companies in fiber optics identified by the Corporation. In financial year ended August 31, 2004, Mr. Lamonde's salary was not adjusted.

In the financial year ended August 31, 2004, the bonus portion of Mr. Lamonde's salary was tied to the financial and strategic objectives of the Corporation based on the following factors: sales, earnings, gross margin, and customer satisfaction (quality and production) and departmental or divisional and personal objectives. Mr. Lamonde's bonus is payable in the same proportion at which the Corporation attains such objectives. When the objectives are exceeded, the bonus is higher; when objectives are not met, the bonus is lower.

SHORT-TERM INCENTIVE COMPENSATION

The short-term incentive plan offers bonuses tied to the Corporation's financial performance and the achievement of strategic corporate and business unit objectives established on a yearly basis.

In the case of the Named Executive Officers eligible for incentive bonuses in the year ended August 31, 2004, such bonuses constituted a certain percentage of base salary which is tied to the achievement of the financial and strategic objectives of the Corporation based on the following factors: sales, gross margin, earnings and customer satisfaction (quality and production), and departmental or divisional and personal objectives. When such objectives are exceeded, bonuses are higher; when objectives are not met, the incentive bonuses are lower.


LONG-TERM INCENTIVE COMPENSATION

STOCK OPTION PLAN

The principal component of the long-term incentive compensation offered by the Corporation is made up of the Stock Option Plan for directors, officers, employees and consultants of the Corporation and its subsidiaries.

Introduced in May 2000, the Stock Option Plan is designed to motivate directors, officers, employees and consultants to share interest with the Corporation's shareholders over the long-term. It is subject to Human Resources Committee review to ensure maintenance of its market competitiveness. The Board has full and complete authority to interpret the Plan and to establish the rules and regulations applying to it and to make all other determinations it deems necessary or useful for the administration of the Plan, provided that such interpretations, rules, regulations and determinations are consistent with the rules of all stock exchanges on which the securities of the Corporation are then traded and with all relevant securities legislation.

The Stock Option Plan provides for the issuance of options to directors, officers, employees and consultants to purchase Subordinate Voting Shares. The Board of Directors designates the recipients of options and determines the number of Subordinate Voting Shares covered by each option, the date of vesting, the expiry date and any other conditions relating to these options, in each case in accordance with the applicable legislation of the securities regulatory authorities. During the financial year ended August 31, 2004, options were granted based on merit.

The exercise price of the options is determined by the Board of Directors at the time of granting the options, subject to compliance with the rules of all stock exchanges on which the Subordinate Voting Shares are listed and with all relevant securities legislation. In any event, the price at which the Subordinate Voting Shares may be purchased may not be lower than the highest of the closing prices of the Subordinate Voting Shares on The Toronto Stock Exchange and the NASDAQ National Market on the last trading day preceding the grant date, using the noon buying rate of the Federal Reserve Bank of New York on the grant date to convert the NASDAQ National Market closing price to Canadian dollars. Any option issued is non-transferable.

The maximum number of Subordinate Voting Shares that are issuable under the Plan shall not exceed 6,306,153 Subordinate Voting Shares, which represents 9.21% of the Corporation's issued and outstanding share capital as of November 1, 2004. The maximum number of Subordinate Voting Shares that may be granted to any one individual shall not exceed 5% of the number of outstanding Subordinate Voting Shares.

Some options granted to Directors vest on the first anniversary date of their grant. Some options granted in the financial year ended August 31, 2004 vest at a rate of 12.5% 6 months after the date of grant, 12.5% 12 months after the date of grant and 25% annually thereafter commencing on the second anniversary date of the grant in October 2005. Otherwise all options vest a rate of 25% annually commencing on the first anniversary date of the grant. All options may be exercised in whole or in part once vested. All of the options that are granted under the Plan must be exercised within a maximum period of 10 years following the date of their grant or they will be forfeited.

Any option granted pursuant to the Stock Option Plan will lapse (i) immediately upon the termination of the relationship with the Corporation or one of its subsidiaries for a good and sufficient cause for employees or officers or at the date on which an employee or an officer resigns or leaves his employment with the Corporation or one of its subsidiaries (or within 30 days if the holder's employment is terminated for reasons not related to cause); and (ii) 30 days after a Director ceases to be a member of the Board of Directors of the Corporation or one of its subsidiaries. In the event of retirement or disability, any option held by an employee lapses 30 days after the date of any such disability or retirement. In the event of death, any option held by the optionee lapses 6 months after the date of death.

The following table summarizes information about stock options granted to the members of the Board of Directors, and to Management and corporate officers of the Corporation and its subsidiaries as at August 31, 2004:

--------------------------------------------------------------------------------------------------------------------
                                                 Number of       % of Issued and       Weighted Average Exercise
                                                  Options      Outstanding Options        Price ($US/Security)
--------------------------------------------------------------------------------------------------------------------
President and CEO (one individual)                150,482             5.13%                      9.91
--------------------------------------------------------------------------------------------------------------------
Board of Directors (five individuals)             194,375             6.62%                      6.23
--------------------------------------------------------------------------------------------------------------------
Management and corporate officers                 315,300            10.74%                     15.03
(seven individuals)
--------------------------------------------------------------------------------------------------------------------


RESTRICTED STOCK AWARD PLAN

The EXFO Electrical-Optical Engineering Restricted Stock Award Plan (the "RSAP") was established to provide a means through which employees of EXFO Burleigh Products Group Inc. can be granted awards of restricted shares ("Restricted Shares") of Subordinate Voting Shares to promote retention and foster identity of interest between stockholders and employees of EXFO Burleigh Products Group Inc.

The effective date of the RSAP is December 20, 2000. The expiration date of the RSAP is the business day next following the final grant of Restricted Shares under the RSAP, which was December 20, 2000. However, the administration of the RSAP shall continue until all awards of Restricted Shares have been forfeited or settled. The aggregate number of shares subject to the RSAP is 360,000. Stock awards granted under the RSAP vest over a 4 year period, with 25% vesting on an annual basis commencing on the first anniversary of the date of grant. The Human Resources Committee administers the RSAP.

Awards of Restricted Shares are subject to forfeiture and restrictions on transfer until the Restricted Shares become vested at which point a stock certificate will be issued to a participant with respect to the number of vested shares, which are then freely transferable. Restricted Shares become vested, subject to a participant's continued employment with the Corporation or its affiliates, on each of the first four anniversaries of the date of grant of an award of Restricted Shares.

Upon a participant's termination of employment with the Corporation or any of its affiliates due to the participant's death, disability or retirement on or after age 60, the participant's award of restricted shares becomes fully vested and is no longer subject to forfeiture. However, the transfer restrictions remain in place until the occurrence of the vesting dates originally contemplated by the award.

Upon the voluntary resignation of a participant, the termination of a participant's employment for cause, the termination of a participant who is not designated a member of EXFO Burleigh Products Group Inc. "Management Team" without cause prior to a change in control of the Corporation or a termination without cause of a participant who is designated a member of EXFO Burleigh Products Group Inc. Management Team that is initiated by EXFO Burleigh Products Group Inc. prior to a change in control of the Corporation, the unvested portion of the participant's award of Restricted Shares will be forfeited. However the RSAP provides discretion to the Human Resources Committee in the application of the forfeiture provisions where a change in circumstances renders such action appropriate. During the financial year ended August 31, 2004, EXFO Burleigh Products Group Inc. was required to lay off participants as a result of restructuring due to a sharp downturn in it's market. The Human Resources Committee decided that the awards of RSAP participants affected by the lay-offs would not be subject to forfeiture, though the transfer restrictions would remain in place until the occurrence of the vesting dates originally contemplated by the award.

Upon the termination without cause of a participant who is designated a member of EXFO Burleigh Products Group Inc. Management Team that is initiated by the Corporation or a termination of a participant's employment without cause following a change in control of the Corporation, a participant's award of Restricted Stock will become fully vested and all restrictions will lapse.

In the event of a change in control, the committee administering the RSAP may in its discretion remove restrictions on Restricted Shares or provide for the cancellation of awards in exchange for payment in respect of the Restricted Shares subject to an award.

STOCK APPRECIATION RIGHTS PLAN

On August 4, 2001, the Corporation established a Stock Appreciation Rights Plan ("SAR Plan") for the benefit of certain employees residing in countries where the granting of options under the Stock Option Plan is not feasible in the opinion of the Corporation. The Board has full and complete authority to interpret the SAR Plan and to establish the rules and regulations applying to it and to make all other determinations it deems necessary or useful for the administration of the SAR Plan.

Under the SAR Plan, eligible employees are entitled to receive a cash amount equivalent to the difference between the market price of the Subordinate Voting Shares on the date of exercise and the exercise price determined on the date of grant. No Subordinate Voting Shares are issuable under the SAR Plan.

The Board of Directors has delegated to Management the task of designating the recipients of stock appreciation rights, the date of vesting, the expiry date and other conditions. Under the terms of the SAR Plan, the exercise price of the stock appreciation rights may not be lower than the highest of the closing prices of the Subordinate Voting Shares on The Toronto Stock Exchange and on the NASDAQ National Market on the last trading day preceding the grant date, using the noon buying rate of the Federal Reserve Bank of New York on the grant date to convert the NASDAQ National Market closing price to Canadian dollars. Stock appreciation rights are non-transferable.

The stock appreciation rights vest over a four-year period, with 25% vesting annually commencing on the first anniversary date of the date of grant. Once vested, stock appreciation rights may be exercised between the second and the fifteenth business day following each release of the Corporation's quarterly financial results. All of the stock appreciation rights that are granted under the SAR Plan may be exercised within a maximum period of 10 years following the date of their grant. Any stock appreciation rights granted under the SAR Plan will lapse immediately upon the termination of the relationship with the Corporation or one of its subsidiaries for a good and sufficient cause or at the date on which an employee resigns or leaves his employment with the Corporation or one of its subsidiaries (or within 30 days if the holder is dismissed without cause). In the event of retirement or disability, any stock appreciation right held by an employee lapses 30 days after the date of any such disability or retirement. In the event of death, any stock appreciation right lapses 6 months after the date of death.


PROPOSED AMENDMENTS TO THE STOCK OPTION PLAN

On October 26, 2004, the Board of Directors of the Corporation, on the recommendation of outside consultants and the Human Resources Committee in alignment with the practice in the industry and in the best interest of the shareholders, authorized, subject to regulatory and shareholders' approvals, certain amendments of the current Stock Option Plan, including the renaming of the Stock Option Plan to Long Term Incentive Plan (the "Proposed Amendments").

If approved by shareholders at this Meeting, by the TSX and by the necessary securities commissions, the Proposed Amendments will become effective as of January 12, 2005.

Under the Proposed Amendments, Restricted Share Units ("RSU") are granted to designated directors, officers, employees and consultants. The RSU are "phantom" shares that rise and fall in value based on the value of the Corporation's Subordinate Voting Shares and are redeemed for actual Subordinate Voting Shares or cash equivalent at the discretion of the Board of Directors of the Corporation on the vesting dates established by the Board of Directors of the Corporation at the time of grant in its sole discretion. Such Subordinate Voting Shares issued by the Corporation will be issued from the pool of Subordinate Voting Shares reserved for issuance pursuant to the Stock Option Plan, which shall not exceed 10% of the total issued and outstanding voting shares.

The Proposed Amendments are meant to modify the existing Stock Option Plan of the Corporation to offer, through combinations of equity-based incentive programs, optimal alignment of the interest of management and employees of the Corporation to that of its shareholders. The choice of amending the existing Stock Option Plan was taken by the Board of Directors after an analysis of various alternative equity-based plans. The Proposed Amendments were considered to provide the best balance between alignment with shareholder interests, protection against downside risk, share price volatility protection and employee retention.


PROPOSED DEFERRED SHARE UNIT PLAN

On October 26, 2004, the Board of Directors of the Corporation, on the recommendation of outside consultants and the Human Resources Committee in alignment with the practice in the industry and in the best interest of the shareholders and in order to align more closely the interests of its non-employee directors with those of its shareholders, the Corporation authorized, subject to regulatory and shareholders' approvals, a Deferred Share Unit Plan.

If approved by shareholders at this Meeting, by the Toronto Stock Exchange and by the necessary securities commissions, the Deferred Share Unit Plan will become effective as of January 12, 2005.

Under the Deferred Share Unit Plan, non-employee directors shall receive up to 100 % of their retainer fees in the form of Deferred Share Units ("DSUs"), each of which has an initial value equal to the market value of a Subordinate Voting Share at the time DSUs are credited to the directors. The value of a DSU, when converted to Subordinate Voting Shares, is equivalent to the market value of a Subordinate Voting Share at the time the conversion takes place. DUSs attract dividends in the form of additional DSUs at the same rate as dividends on Subordinate Voting Share. When a director ceases to be a member of the Board, the DSUs are either converted and paid in Subordinate Voting Shares purchased on the open market or issued by the Corporation. Such Subordinate Voting Shares issued by the Corporation will be issued from the same pool of Subordinate Voting Shares reserved for issuance pursuant to the Stock Option Plan, which shall not exceed 10% of the total issued and outstanding voting shares.


COMPENSATION PLAN CONTROL AND REVIEW

As a general practice, the Corporation's relative position in terms of compensation levels is determined annually through studies performed by independent consulting firms using a selected reference market of comparable companies. In addition, internal pay equity studies are a key factor to complete the compensation review process and indicate where necessary adjustments may be required. During the fiscal year ended August 31, 2004, this practice recommenced and certain salary adjustments that became necessary.


CONCLUSION

By way of application of the Corporation's executive compensation policy, an important part of executive compensation is linked to corporate performance and long-term value creation. The Human Resources Committee continuously reviews executive compensation programs to ensure that they maintain their competitiveness and continue to focus on the Corporation's objectives, values and business strategies.

Depending on specific circumstances, the Committee may also recommend employment terms and conditions that deviate from the policies and the execution by the Corporation or its subsidiaries of employment contracts on a case-by-case basis.




By the Human Resources Committee:

Michael Unger, Chairman
Pierre Marcouiller
Guy Marier
David A. Thompson
Andre Tremblay

PERFORMANCE GRAPH

The performance graph presented below compares the cumulative total shareholder return of a $100 investment in the Subordinate Voting Shares and the cumulative total return of the S&P TSX Stock Index for the period commencing June 30, 2000, the date EXFO's Subordinate Voting Shares commenced trading, and ending August 31, 2004.


                       THE CORPORATION'S STOCK PERFORMANCE
                       (JUNE 30, 2000 TO AUGUST 31, 2004)

                              [LINE CHART OMITTED]




DIRECTORS' AND OFFICERS' LIABILITY INSURANCE

The Corporation maintains insurance protection against liability incurred by its officers and directors as well as those of its subsidiaries in the performance of their duties. The entire premium, amounting to US$ 245,000 from September 30, 2004 to September 30, 2005, is paid by the Corporation. The aggregate limit of liability in respect of any and all claims is US$10 million per year. The policy provides for the indemnification of directors and officers in the case of claims for which the Corporation has not indemnified or is not permitted by law to indemnify them, and for the reimbursement of the Corporation, subject to a deductible of US$100,000, except for security claims where the deductible is US$500,000.

REPORT ON CORPORATE GOVERNANCE PRACTICES

The Toronto Stock Exchange requires that issuers listed on The Toronto Stock Exchange provide annual disclosure on their corporate governance practices through a Statement of Corporate Governance Practices. The Corporation's disclosure of its corporate governance practices is set out in matrix form and attached to this Management Proxy Circular as Schedule C.


ADDITIONAL INFORMATION

The Corporation shall provide to any person or company, upon request to the Secretary of the Corporation, at 400 Godin Avenue, Vanier, Quebec, Canada, G1M 2K2.

(a) one copy of the Form 20-F of the Corporation filed with the Securities and Exchange Commission (the "SEC") in the United States pursuant to the SECURITIES EXCHANGE ACT OF 1934, and with securities commissions or similar authorities;

(b) one copy of the comparative financial statements of the Corporation for its most recently completed financial year and the Auditors report thereon, included in the Annual Report of the Corporation, and one copy of any interim financial statements of the Corporation subsequent to the financial statements for its most recently completed financial year;

(c)   one copy of this Management Proxy Circular.


DIRECTORS' APPROVAL

The contents and the sending of this Management Proxy Circular have been approved by the Directors of the Corporation.

DATED at Vanier, Quebec, Canada, this 1st day of November, 2004.


/s/ Benoit Ringuette
--------------------------
Benoit Ringuette
Corporate Secretary


EXFO ELECTRO-OPTICAL ENGINEERING INC.
400 Godin Avenue
Vanier, Quebec, Canada, G1M 2K2

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.


                                   SCHEDULE A


BE IT RESOLVED AS A RESOLUTION OF THE SHAREHOLDERS THAT:

    1. The proposed amendments to the existing Stock Option Plan of the Corporation, the full text of which is attached as Schedule "A-1" to the Management Proxy Circular dated November 1, 2004, is hereby authorized and approved, subject to the Corporation obtaining all required approvals from the Toronto Stock Exchange and other regulatory authorities;

    2. Any officer or director of the Corporation be and is hereby authorized and directed, for and on behalf of the Corporation, to execute and deliver all such documents and to do all such acts and things as may be deemed requisite or desirable as such director or officer may determine in consultation with the Toronto Stock Exchange, NASDAQ National Market and other regulatory authorities for the carrying out of the foregoing provisions of this resolution; and

    3. Any director or officer of the Corporation be, and he is hereby authorized to do all acts and things and to execute and deliver all documents required, as in the opinion of such director or officer may be necessary or appropriate in order to give effect to this resolution.

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.

                                  SCHEDULE A-1

                  PROPOSED AMENDMENTS TO THE STOCK OPTION PLAN

                            LONG TERM INCENTIVE PLAN


1.       PURPOSE OF THE PLAN

1.1 The purpose of the long-term incentive plan (the "PLAN") for directors, executive officers, employees and other persons or companies providing ongoing management or consulting services (the "CONSULTANTS") to EXFO Electro-Optical Engineering Inc. (the "CORPORATION") or to any of the Subsidiaries of the Corporation is to secure for the Corporation and its shareholders the benefit of an incentive to partake in share ownership by directors, executive officers and employees of the Corporation and its Subsidiaries, as the case may be, and by certain Consultants who provide services on a continuous basis. For the purposes of the Plan, "SUBSIDIARIES" shall mean (i) any legal entity of which the Corporation is the holder or the beneficiary, at the time of the granting of the option or RSUs, directly or indirectly, otherwise than by way of security only, of securities to which are attached over 50% of the votes enabling it to elect the majority of the directors of such entity as well as any subsidiary of such legal entity and (ii) any legal entity in which the Corporation or a subsidiary of the Corporation holds at least 50% of the voting rights or in which it has a majority interest and of which the Corporation or a subsidiary of the Corporation manages the operations.

2.       DEFINITIONS

         For the purposes of this Plan, the following terms shall have the following meanings:

         "Award" means the RSUs granted to an Eligible Participant under the Plan on an Award Date, evidenced by an Award Agreement and subject to the terms and conditions of the Plan and the Award Agreement;

         "Award Agreement" means an agreement, substantially in the form of the agreement set out in Schedule 2 to this Plan, entered into by an Eligible Participant and the Corporation pursuant to which an Award is granted to the Eligible Participant in accordance with the Plan, and containing such additional terms and conditions not inconsistent with the Plan as the Board shall deem desirable;

         "Award Date" means the date on which an Award is granted, which date may be on or, if determined by the Board at the time of grant, after the date that the Board resolves to grant the Award;

         "Board" means the board of directors of the Corporation;

         "Change of Control" shall have the meaning as set forth in Section 7;

         "Committee" means the Human Resources Committee composed solely of non-employee members or any other committee composed solely of non-employee members constituted from time to time at the Board's discretion to administrate the Plan;

         "Continuing Directors" shall have the meaning as set forth in Section 7.2;

         "Consultants" means persons or companies providing ongoing management or consulting services to the Corporation;

         "Corporation" means EXFO Electro-Optical Engineering Inc.;

         "DSU" means Deferred Share Units that may be granted from time to time to non employee Directors of the Corporation pursuant to the provisions of a Deferred Share Unit Plan for the Directors;

         "Early Expiry Date" shall have the meaning as set forth in Section
         5.3.2;

         "Early Vesting or Expiry Awards" shall have the meaning as set forth in
         Section 6.4;

         "Eligible Participant" means any officer, employee, non-employee director of the Corporation or Consultants designated by the Board as eligible to participate in the Plan;

         "Grant Date" means the date on which an Option is granted, which date may be on or, if determined by the Board at the time of grant, after the date that the Board resolves to grant the Option;

         "Option" means an option to subscribe Shares granted to an Eligible Participant pursuant to the terms of the Plan;

         "Optionee" means the directors, officers or employees of the Corporation or any of its Subsidiaries, as the case may be, or the Consultants to whom Options are granted;

         "Option Period" shall have the meaning as set forth in Section 5.3.1;

         "Plan" means the Long Term Incentive Plan of the Corporation, as amended;

         "Restricted Share Unit" or "RSU" means the right of an Eligible Participant to whom a grant of such unit is made to receive a Share on the Vesting Date (or Early Vesting Date, as the case may be) upon the attainment of specified performance objectives, if any, as determined by the Board in accordance with section 6, unless such unit expires prior to its Vesting Date. The Corporation shall have the option, at its entire discretion, and in replacement of Share, to provide the Eligible Participant with a cash equivalent to the EXFO Market Value of such Share on the Vesting Date (or Early Vesting Date, as the case may be);

         "RSU Holder" shall have the meaning as set forth in Section 6.2;

         "RSU Shares" means the Shares that an RSU Holder may receive pursuant to a particular Award Agreement;

         "Shares" means the Subordinate Voting Shares of the Corporation;

         "Subscription Price" shall have the meaning as set forth in Section
         5.2;

         "Subsidiaries" shall have the meaning as set forth in Section 1.

3.       ADMINISTRATION

         The Plan shall be administered by the Corporation's Board of non-employee Directors (the "BOARD") or at the Board's decision by the Human Resources Committee composed solely of non-employee members or any other committee composed solely of non-employee members constituted from time to time (the "COMMITTEE"). The Board or the Committee shall have full and complete latitude to interpret the Plan and to establish the rules and regulations applying to it and to make all other determinations it deems necessary or useful for the administration of the Plan, including without limiting the scope of the foregoing and subject to subsection 5.3.3, to change an Early Expiry Date (as defined hereinafter) provided that such interpretations, rules, regulations and determinations shall be consistent with the relevant policy statements of the competent securities authorities and the rules of the stock exchanges on which the securities of the Corporation are listed.

4.       SHARES SUBJECT TO THE PLAN

         The shares subject to the Plan are the Subordinate Voting Shares (the "SHARES") of the Corporation. The total number of Shares that may be issued under the Plan and under the Deferred Share Unit Plan for the Directors shall not exceed 6,306,153 Shares of the Corporation, subject to the adjustment under Section 8, and no Eligible Participant shall hold in total options to purchase and RSUs representing more than 5% of the number of Shares issued and outstanding from time to time. All of the Shares covered by options that will have expired or have been cancelled shall become reserved Shares for the purposes of options or RSUs that may be subsequently granted under the terms of the Plan.

         For greater clarity, the issuance of Shares under the Plan shall be subject to the following:

         (i) the number of Shares reserved for issuance pursuant to options and RSUs granted to insiders of the Corporation shall not exceed 10% of the total issued and outstanding Shares;

         (ii) the issuance to insiders, within a one-year period, of a number of Shares shall not exceed 10% of the total issued and outstanding Shares; and

         (iii) the issuance to any one insider and such insider's associates, within a one-year period, of a number of Shares shall not exceed 5% of the total issued and outstanding Shares.


5.       OPTIONS

5.1      GRANT OF OPTIONS

         The Board or the Committee shall from time to time designate the directors, officers or employees of the Corporation or any of its Subsidiaries, as the case may be, or the Consultants to whom Options shall be granted (an "OPTIONEE") and the number of Shares covered by each of such option. Any Optionee may hold more than one option. The granting of each option shall be evidenced by a letter from the Corporation addressed to the Optionee setting forth the number of Shares covered by such option, the subscription price, the terms and conditions of exercise of the option and the option period.

5.2      SUBSCRIPTION PRICE

         The subscription price of the Shares subject to an option shall be established by the Board of Directors or its designated Committee at the time of the grant, but such price shall not be less than the market price of the Shares at the date of the granting of the option (the "GRANT DATE"), calculated as the greater of the closing prices of the Shares on The Toronto Stock Exchange and the NASDAQ National Market on the last trading day preceding the Grant Date or, if the Shares did not trade on such last trading day, the greater of the average, rounded off to the nearest cent, of the bid and ask prices for the Shares on The Toronto Stock Exchange and the NASDAQ National Market at the close of trading on such last trading day preceding the Grant Date (the "SUBSCRIPTION PRICE").

         The closing price of the Shares or, as the case may be, the average of the bid and ask prices of the Shares at the close of trading on the NASDAQ National Market shall be converted into Canadian dollars at the noon buying rate of Federal Reserve Bank of New York on the Grant Date when such conversion is required.

5.3      OPTION PERIOD

5.3.1 Subject to the provisions of subsections 5.3.2 and 5.3.3, each option shall be exercisable during a period established by the Board or the Committee (the "OPTION PERIOD"); such period shall commence no earlier than the Grant Date and shall terminate no later than ten years after such date.

 5.3.2 Notwithstanding the provisions of subsection 5.3.1, an option shall not be exercisable by an Optionee from and after each and every one of the following dates (an "EARLY EXPIRY DATE"), unless the Board or the Committee decides otherwise:

         5.3.2(a) in the case where the Optionee is an officer or an employee, the date on which the Optionee resigns and voluntary leaves his employment with the Corporation or one of its Subsidiaries, as the case may be, or the date on which the employment of the Optionee with the Corporation or one of its Subsidiaries is terminated for a good and sufficient cause, as the case may be;

         5.3.2(b) in the case where the Optionee is a director of the Corporation or one of its Subsidiaries, as the case may be, but is not employed by either the Corporation or one of its subsidiaries, 30 days following the date on which such Optionee ceases to be a member of the Board of Directors for any reason other than death;

         5.3.2(c) (i) in the case where the Optionee is an officer or employee, 6 months following the date on which the Optionee's employment with the Corporation or any of its Subsidiaries, as the case may be, is terminated by reason of death or (ii) in the case where the Optionee is a director of the Corporation or any of its Subsidiaries, as the case may be, but is not employed by either the Corporation or any of its Subsidiaries, 6 months following the date on which such Optionee ceases to be a member of the Board of Directors by reason of death;

         5.3.2(d) in the case where the Optionee is an officer or employee, 30 days following the date on which the Optionee's employment with the Corporation or any of its Subsidiaries, as the case may be, is terminated for any cause or reason other than those mentioned in paragraphs 5.3.2(a) and 5.3.2(c), including, without limiting the scope of the foregoing, disability, illness, retirement or early retirement. Notwithstanding the foregoing, in case of retirement or early retirement of an officer or employee, the Board or the Committee may at its own discretion but subject to Section 3, extend the Early Expiry Date mentioned in this paragraph 5.3.2(d);

         5.3.2(e) in the case where the Optionee is a Consultant, 30 days following the date on which his contract as a Consultant is terminated or, as the case may be, 30 days following the receipt by the Consultant of a notice from the Corporation indicating that the options must be exercised within 30 days from the date of receipt of the notice.

5.3.3 The rules set forth in paragraph 5.3.2 shall not be interpreted in such a manner as to extend the Option Period beyond 10 years.

5.3.4 All rights conferred by an option not exercised at the termination of the Option Period or from and after any Early Expiry Date shall be forfeited.

5.3.5    EXERCISE OF OPTIONS

    (a) Subject to the provisions of section 5.3, an option may be exercised in whole, at any time, or in part, from time to time, during the Option Period, but in all cases in accordance with the exercise frequency established by the Board or the Committee and applicable at the time of the grant.

    (b) An option may be exercised by forwarding a duly executed subscription form as attached hereto as Schedule 1 (the "Subscription Form") to the Secretary of the Corporation. Such Subscription Form shall set forth the number of Shares so subscribed and the address to which the Share Certificate is to be delivered. The Subscription Form shall also be accompanied by a certified cheque made payable to the Corporation in the amount of the Subscription Price. The Corporation shall cause a certificate for the number of Shares specified in the Subscription Form to be issued in the name of the Optionee and delivered to the address specified in the Subscription Form no later than 10 business days following the receipt of such Subscription Form and cheque.

5.3.6    NO ASSIGNMENT

         No option or interest therein shall be assignable for purpose of transfer of guarantee or otherwise by the Optionee other than by will or the operation of applicable legal dispositions regarding succession.

5.3.7    NOT A SHAREHOLDER

         An Optionee shall have no rights as a shareholder of the Corporation with respect to any Shares covered by his/her option until he/she shall have become the holder of record of such Shares.

6.       GRANT OF RSU AWARDS

6.1      GRANT OF AWARDS

         The Board shall from time to time designate the Eligible Participants to whom a grant of RSUs shall be made and shall determine the number of RSUs granted under the Award. The Board shall further have discretion to establish at the time of grant, within the restrictions set forth in the Plan, the Award Date, the Vesting Date, the performance objectives which must be attained for the Award to vest, if any, and other particulars applicable to an Award granted hereunder.

6.2      AWARD AGREEMENT

         Upon the grant of an Award, the Corporation will deliver to the Eligible Participant selected to receive same an Award Agreement dated as of the Award Date, containing the terms of the Award and executed by the Corporation, and upon delivery to the Corporation of the Award Agreement executed by the Eligible Participant in question, the Eligible Participant in question will be an RSU Holder under the Plan and, subject to vesting, have the right to receive the RSU Shares (or, at the Corporation's option, cash equal to the EXFO Market Value of such Shares on the Vesting Date (or the Early Vesting Date, as the case may be) on the terms set out in the Award Agreement and in the Plan.

6.3      VESTING DATE

         The Vesting Date of an Award will be determined by the Board at the time of grant, subject however to a minimum term of three years and a maximum term of ten years from the Award Date and will be subject to the provisions of section 6.4 relating to early vesting or expiry.

6.4      EARLY VESTING OR EXPIRY OF AWARDS

    (a) Unless otherwise determined by the Board at or after the time of grant, and subject to the minimum and maximum term referred to at section 6.3 hereof, except for events described in section 6.4 (b) where minimum term is not applicable:

         (i) Where vesting of an Award is subject to the attainment of performance objectives, such Award, or part thereof, shall expire on the Vesting Date if such performance objectives have not been attained or shall be postpone at a further Vesting Date as determined by the Board from time to time, the whole in accordance with the terms and conditions of the applicable Award Agreement.

         (ii) Any Award, whether or not subject to the attainment of performance objectives, shall expire immediately upon the RSU Holder thereof ceasing to be an Eligible Participant as a result of being dismissed from his office or employment for cause.

         (iii) Any Award, whether or not subject to the attainment of performance objectives, shall vest before its Vesting Date or expire, as the case may be, in the following events and manner:

                  (1) if an RSU Holder resigns and voluntary leaves his office or employment, the Award held by such RSU Holder shall expire immediately on the date he resigns and leaves his office or employment;

                  (2) if an RSU Holder is dismissed without cause, the Award held by such RSU Holder shall vest immediately on the date of dismissal in accordance with section 6.4(b);

                  (3) if an RSU Holder dies or his employment with the Corporation is terminated due to Permanent Disability, the Award held by such RSU Holder shall vest immediately on the date of the death of the RSU Holder or on the date of termination, as the case may be, in accordance with section 6.4(b) or as established by the Board from time to time; and

                  (4) if an RSU Holder attains the normal retirement age established by the Corporation from time to time, the Award held by such RSU Holder shall vest immediately on the date of retirement in accordance with section 6.4(b).

    (b) In the case of the occurrence of an event contemplated in sections 6.4(a)(iii)(2), (3) and (4), and notwithstanding anything to the contrary herein provided, the RSU Holder (or, if deceased, his legal representative) of such early vesting Award shall be entitled to receive, on the date of the death of the RSU Holder, the date of termination due to Permanent Disability, the date of retirement the date of dismissal without cause or the date of the Change of Control, as the case may be (each an "Early Vesting Date"), the number of Shares (or, at the Corporation's option, cash equal to the EXFO Market Value of such Shares on the Early Vesting Date) equal to:


           The number of RSU Shares    X      Number of days elapsed between
           underlying the Award                    the Award Date and the
                                                     Early Vesting Date
                                            ----------------------------------
                                               Number of days in the Vesting
                                                   Period of such Award

           unless otherwise determined by the Board at or after the time of the grant.


6.5      NON-ASSIGNABLE

         An Award will not be assignable. Notwithstanding the foregoing, in the case where an RSU Holder dies and the vesting of his Award is accelerated in the manner set forth in section 6.4(a)(iii)(3), his legal representative shall have the rights of such RSU Holder under the Plan and the Award Agreement.

6.6      NO IMPLIED RIGHTS

         An RSU Holder will only have rights as a shareholder of the Corporation with respect to those of the RSUs Shares, if any, that the RSU Holder has received upon the vesting of an Award in accordance with its terms.

         Nothing in this Plan or in any Award Agreement will confer or be construed as conferring on an RSU Holder any right to remain as an officer, key employee or non-employee director of the Corporation, or an Eligible Participant the right to be granted Options or Awards hereunder.

6.7      VESTING OF THE AWARD

         Unless an Award has expired in accordance with sections 6.4(a)(i),
         (ii), and (iii) (1), the Corporation shall not later than five (5) business days after the Vesting Date (or after the Early Vesting Date, as the case may be):

    (a) issue from treasury the number of RSU Shares represented by such vested Award (or the number of Shares determined in accordance with section 6.4(b), as the case may be) and direct its transfer agent to issue a certificate in the name of the RSU Holder of such vested Award (or, if deceased, his legal representative) which will be issued as fully paid and non-assessable Shares; or

    (b) purchase the number of RSU Shares represented by such vested Award (or the number of Shares determined in accordance with section 6.4(b), as the case may be) on the secondary market for delivery to the RSU Holder of such vested Award (or, if deceased, his legal representative); or

    (c) unless the Award Agreement provides otherwise, pay to the RSU Holder of such vested Award (or, if deceased, his legal representative), an amount in cash equal to the EXFO Market Value on the Vesting Date (or the Early Vesting Date, as the case may be) of the Shares represented thereby.

         Whether an Award is settled in accordance with sections 6.7(a), (b) or
         (c) shall be at the entire discretion of the Corporation.

7.       CHANGE OF CONTROL

7.1      FOR THE PURPOSES OF THIS SECTION 7, "CHANGE OF CONTROL" SHALL MEAN:

         7.1.1 the acquisition by any person or entity, or any persons or entities acting jointly or in concert, whether directly or indirectly, of voting securities of the Corporation which together with all other voting securities of the Corporation held by such persons or entities, constitute, in the aggregate, either (a) fifty percent (50%) or more of the votes attached to all outstanding voting securities of the Corporation, or (b) forty percent (40%) or more of the votes attached to all outstanding voting securities of the Corporation and is followed within twenty-four (24) months by changes of the members of the Board resulting in a change of the majority of the Board;

         7.1.2 an amalgamation, arrangement or other form of business combination of the Corporation with another entity which results in the holders of voting securities of that other entity holding, in the aggregate, either (a) fifty percent (50%) or more of the votes attached to all outstanding voting securities of the entity resulting from the business combination, or (b) forty percent (40%) or more of the votes attached to all outstanding voting securities of the entity resulting from the business combination and is followed within twenty-four (24) months by changes of the members of the Board resulting in a change of the majority of the Board;

         7.1.3 any event or series of events (which event or series of events may include, without limitation, a proxy fight or proxy solicitation with respect to the election of directors of the Corporation made in opposition to the nominees recommended by the Continuing Directors during any period of twenty-four (24) consecutive months) as a result of which a majority of the members of the Board consists of individuals other than Continuing Directors; or

         7.1.4 the sale, lease or exchange of all or substantially all of the property of the Corporation to another person or entity, other than in the ordinary course of business of the Corporation or any of its Subsidiaries.

7.2 For the purposes of this section 7.2, "CONTINUING DIRECTORS" shall mean with respect to any period of twenty-four (24) consecutive months, (a) any members of the Board on the first (1st) day of such period, (b) any members of the Board elected after the first (1st ) day of such period at any annual meeting of shareholders who were nominated by the Board or a committee thereof, if a majority of the members of the Board or such committee were Continuing Directors at the time of such nomination, and (c) any members of the Board elected to succeed Continuing Directors by the Board or a committee thereof, if a majority of the members of the Board or such committee were Continuing Directors at the time of such election.

7.3 Notwithstanding any provisions to the contrary contained in this Plan, the Board or the Committee shall have the power to accelerate the time at which an option or RSU may first be exercised or the time during which an option or RSU or any part thereof will become exercisable including, without limitation, prior to or in connection with a Change of Control.

8.       EFFECTS OF ALTERATION OF SHARE CAPITAL

         In the event of any change in the number of outstanding Shares of the Corporation by reason of any stock dividend, stock split, recapitalization, merger, consolidation, combination or exchange of Shares or other similar change, subject to the prior approval of the competent regulatory authorities, an equitable adjustment shall be made by the Board or the Committee in the maximum number or kind of Shares issuable under the Plan or subject to outstanding RSUs or options and in the Subscription Price of such Shares for purposes of the options. Such adjustment will be definitive and mandatory for the purposes of the Plan.

9.       AMENDMENT AND TERMINATION

9.1 The Board or the Committee may, at any time, with the prior approval of the competent regulatory authorities, amend, suspend or terminate the Plan in whole or in part. Subject to the provisions of section 9, any material amendment (including an increase in the maximum number of Shares issuable under the Plan) or a reduction in the Subscription Price of an option (other than for standard anti-dilution purposes) or a change in the terms of a RSU award shall be approved by a majority of votes cast at a meeting of shareholders of the Corporation.

9.2 In addition to the foregoing, any material amendment to a RSU award or an option held by an insider (within the meaning of the SECURITIES ACT (Quebec)) (other than a person who is an insider solely by virtue of being a director or an executive officer of a Subsidiary of the Corporation) or an associate of an insider, including a change in the Subscription Price or expiry date, shall be approved by a majority of votes cast at a meeting of shareholders of the Corporation, other than votes attaching to Shares beneficially owned by the insider and the insider's associates.

9.3 For the purposes of this section 9, an amendment does not include an accelerated expiry of an option or RSU or change of the time during which an option or RSU may first be exercised or time during which an option or RSU or any part thereof will become exercisable as provided for herein.

9.4 The shareholders' approval of an amendment may be given by way of confirmation at the next meeting of shareholders after the amendment is made, provided that no Shares are issued pursuant to the amended terms prior thereto.

10.      FINAL PROVISIONS

10.1 The Corporation's obligation to issue options granted or Shares under the terms of the Plan is subject to all of the applicable laws, regulations or rules of any governmental regulatory agency or other competent authority in respect of the issuance or distribution of securities and to the rules of any stock exchange on which the Shares of the Corporation are listed. Each Optionee shall agree to comply with such laws, regulations and rules and to provide to the Corporation any information or undertaking required to comply with such laws, regulations and rules.

10.2 The participation in the Plan of a director, an executive officer or an employee of the Corporation or any of its Subsidiaries, as well as any Consultant, shall be entirely optional and shall not be interpreted as conferring upon a director, an executive officer or an employee of the Corporation or any of its Subsidiaries, as well as any Consultant, any right or privilege whatsoever, except for the rights and privileges set out expressly in the Plan. Neither the Plan nor any act that is done under the terms of the Plan shall be interpreted as restricting the right of the Corporation or any of its Subsidiaries to terminate the employment of an executive officer or employee at any time, as well as any contractual relationship with any Consultant. Any notice of dismissal given to an executive officer or employee, as well as to any Consultant, at the time his/her employment is terminated, or any payment in the place and stead of such notice, or any combination of the two, shall not have the effect of extending the duration of the employment or the contractual relationship for purposes of the Plan.

10.3 No director, executive officer or employee of the Corporation or any of its Subsidiaries, as well as any Consultant, shall acquire the automatic right to be granted one or more options or RSUs under the terms of the Plan by reason of any previous grant of options or RSUs under the terms of the Plan.

10.4 The Plan does not provide for any guarantee in respect of any loss or profit that may result from fluctuations in the price of the Shares.

10.5     (i)      The Corporation and its Subsidiaries shall assume no
                  responsibility as regards the tax consequences that participation in the Plan will have for a director, an executive officer or an employee of the Corporation or any of its Subsidiaries, as well as any Consultant, and such persons are urged to consult their own tax advisors in such regard.

         (ii) A plan participant may be required to pay to the Corporation or any subsidiary and the Corporation or any Subsidiary shall have the right and is hereby authorized to withhold from any Shares or other property deliverable under any Option or RSU or from any compensation or other amounts owing to a plan participant the amount (in cash or

                  Shares) of any required tax withholding and payroll taxes in respect of an Option, its exercise, or any payment or transfer under an Option or in respect of a RSU and to take such other action as may be necessary in the opinion of the Corporation to satisfy all obligations for the payment of such taxes.

         (iii) Without limiting the generality of clause (ii) above a plan participant may satisfy, in whole or in part, the foregoing withholding liability (but no more than the minimum required withholding liability) by delivery of Shares owned by the plan participant with a fair market value equal to such withholding liability (provided that such Shares are not subject to any pledge or other security interest and have either been held by the plan participant for 6 months, previously acquired by the plan participant on the open market or meet such other requirements as the Committee may determine necessary in order to avoid an accounting earnings charge), or by having the Corporation withhold from the number of Shares otherwise issuable pursuant to the exercise or settlement of the Option or RSU award a number of Shares with a fair market value equal to such withholding liability.

10.6 The Plan and any option or RSU granted under the terms of the Plan shall be governed and interpreted according to the laws of the province of Quebec and the laws of Canada applicable thereto.

10.7 The Plan is dated as of May 25, 2000 and amended as of January 9, 2004 and amended as of January 12, 2005.

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.

                                   SCHEDULE 1

                                STOCK OPTION PLAN

                                SUBSCRIPTION FORM


                                                          ______________________
                                                          (DATE)

EXFO ELECTRO-OPTICAL ENGINEERING INC.
400 Avenue Godin
Vanier, Quebec
G1M 2K2

ATTENTION OF THE SECRETARY

         I, the undersigned, ___________________, hereby subscribe for out of the ______________ Subordinate Voting Shares of EXFO Electro-Optical Engineering Inc. (the "Corporation") to which I am entitled to subscribe pursuant to an option granted on ___________ in accordance with the terms and conditions mentioned in paragraph 7.2 of the Corporation's Stock Option Plan. I enclose herewith my certified cheque (or money order) made payable to the order of EXFO Electro-Optical Engineering Inc., in the amount of $ in payment of the said subscription.

                                   (X)
                                   --------------------------------------------
                                   (SIGNATURE)


                                   --------------------------------------------
                                   (NUMBER)      (STREET)


                                   --------------------------------------------
                                   (CITY)        (PROVINCE)       (POSTAL CODE)


                                   (    )
                                   --------------------------------------------
                                   (TELEPHONE)

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.

                                   SCHEDULE 2

                             FORM OF AWARD AGREEMENT
                            LONG TERM INCENTIVE PLAN

         This Award Agreement is entered into between EXFO (the "Corporation") and the RSU Holder named below pursuant to the Long Term Incentive Plan of the Corporation (the "Plan"), a copy of which is attached hereto, and confirms that:

         1.       on______________________(the "Award Date");

         2.       ________________________(the "RSU Holder");

         3.       was granted non-assignable restricted shares units (the
                  "Award");

         4.       vesting of the Award shall:

         |_|  not be subject to the attainment of performance objectives; or

         |_|  be subject to the attainment of the following performance
              objectives:
         _____________________________________________________________________
         _____________________________________________________________________;

         5. the Award shall vest at 5:00 P.M., Eastern Time ________________ (the "Vesting Date");

         all on the terms and subject to the conditions set out in the Plan. By signing this agreement, the RSU Holder acknowledges that he or she has read and understands the Plan, and agrees to be bound thereby.

         This Agreement and all related documents have been drawn up in the English language at the specific request of the parties hereto. La presente entente, ainsi que tout autre document y afferent, ont ete rediges en langue anglaise a la demande expresse des parties.

         IN WITNESS WHEREOF the Corporation and the RSU Holder have executed this Award Agreement as of ____________________ ______

By:_______________________________

By:_______________________________

__________________________________
Name of RSU Holder

__________________________________
Signature of RSU Holder

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.


                                   SCHEDULE B


                      APPROVAL OF DEFERRED SHARE UNIT PLAN


BE IT RESOLVED AS A RESOLUTION OF THE SHAREHOLDERS THAT:

1. The Deferred Share Unit Plan in the form submitted to the shareholders of the Corporation is hereby approved, subject to any modifications as may be required by regulatory authorities.

2. Any officer or director of the Corporation be and is hereby authorized to do all acts and things and to execute and deliver all documents required, as in the opinion of such director or officer may be and to do all acts necessary or appropriate in order to give effect to this resolution.

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.

                                  SCHEDULE B-1

                            DEFERRED SHARE UNIT PLAN

                    FOR THE MEMBERS OF THE BOARD OF DIRECTORS


1.       DEFINITIONS

         For the purpose of this Deferred Share Unit Plan, except as otherwise expressly provided or unless the context otherwise requires:

         "BOARD" means the non-employee members of the Board of Directors of the Corporation or such Committee of the Board composed solely of non-employee members, as the Board may select from time to time to administer this DSUP;

         "BUSINESS DAY" means any day on which banks are open for business in the province of Quebec;

         "CORPORATION" means EXFO Electro-Optical Engineering Inc;

         "DEFERRED REMUNERATION" means, in respect of a Participant, the sum of the Portion as may be elected by such Participant under section 4;

         "DIRECTOR" means a member of the Board who is not an employee of the Corporation and who is entitled to compensation under a resolution of the Board;

         "DSUP" means this Deferred Share Unit Plan for the Directors;

         "ELECTION NOTICE" has the meaning ascribed thereto in section 4.1;

         "PORTION" has the meaning ascribed thereto in section 3.2;

         "OPTIONS" has the meaning ascribed thereto in the Corporation's Long Term Incentive Plan;

         "PARTICIPANT" means any Director participating in the DSUP;

         "REDEMPTION DATE" has the meaning ascribed thereto in section 6.2;

         "REDEMPTION NOTICE" has the meaning ascribed thereto in section 6.2;

         "RSUS" has the meaning ascribed thereto in the Corporation's Long Term Incentive Plan; "SHARE" means a Subordinate Voting Share of the Corporation;

         "TERMINATION DATE" in respect of a Participant means the earliest date on which both of the following conditions are satisfied:

         (i) the Participant has ceased to be a director of the Corporation by reason of his or her death or retirement or loss of office as a director; and

         (ii) he or she is neither an employee nor a member of the board of directors of the Corporation or any person related to the Corporation for the purposes of the INCOME TAX ACT (Canada).

         "TERMINATION NOTICE" has the meaning ascribed thereto in section 4.3;

         "UNITS" means Deferred Share Units that may be granted from time to time to Participants pursuant to the provisions of this DSUP;

         "VALUE OF A UNIT" or "VALUE OF THE UNITS" means, at any particular date, the market value of the Shares at that date, calculated as the greater of the closing prices of the Shares on The Toronto Stock Exchange and the NASDAQ National Market on the last trading day preceding such date or, if the Shares did not trade on such last trading day, the greater of the average, rounded off to the nearest cent, of the bid and ask prices for the Shares on The Toronto Stock Exchange and the NASDAQ National Market at the close of trading on such last trading day preceding such date, subject to adjustments made pursuant to section 5.2 of this DSUP. The closing price of the Shares or, as the case may be, the average of the bid and ask prices of the Shares at the close of trading on the NASDAQ National Market shall be converted into Canadian dollars at the noon buying rate of Federal Reserve Bank of New York on the Grant Date when such conversion is required;

2.       ADMINISTRATION

         2.1 This DSUP shall be administered by the Board, which may delegate its duties and powers in whole or in part to any subcommittee thereof consisting solely of non-employee directors. The Board is authorized to interpret this DSUP, to establish, amend and rescind any rules and regulations relating to this DSUP, and to make any other determinations that it deems necessary or desirable for the administration of this DSUP. The Board may correct any defect or supply any omission or reconcile any inconsistency in this DSUP in the manner and to the extent the Board deems necessary or desirable. Any decision of the Board in the interpretation and administration of this DSUP, as described herein, shall lie within its sole and absolute discretion and shall be final, conclusive and binding on all parties concerned. Notwithstanding the foregoing, all actions of the Board shall be such that this DSUP continuously meets the conditions of paragraph 6801(d) of the Regulations under the INCOME TAX ACT (Canada). Neither the Board or any member thereof, nor any officer or employee of the Corporation, shall be liable for any act, omission, interpretation, construction or determination made in good faith in connection with this DSUP, and the members of the Board and the officers and employees of the Corporation shall be entitled to indemnification by the Corporation in respect of any claim, loss, damage or expense (including legal fees and disbursements) arising therefrom to the fullest extent permitted by law. The expenses of administering this DSUP shall be borne by the Corporation.

3.       ELIGIBILITY

         3.1 The Corporation is establishing a DSUP for Directors beginning from the date of the approval by the shareholders of the Corporation.

         3.2 Each Participant is entitled to receive in the form of units a percentage of the annual board retainer fee payable annually to a Director and may, subject to the conditions set forth herein, elect to receive in the form of Units any percentage, up to 100%, of the annual board retainer fee (the "PORTION").

4.       ELECTION TO PARTICIPATE

         4.1 Each Participant who elects to participate in the DSUP will be required to file a notice of election, in the form of Schedule A hereto (the "ELECTION NOTICE"), with the Corporation's Secretary before August 1st in each year and for each new Director such Election Notice must be delivered not later than 7 days after the date on which his or her term as a director commenced, indicating the percentage of the Portion payable

                  (a) in the following calendar year for a continuing director and

                  (b) in the current calendar year beginning on the first day of the financial quarter of the Corporation next following the date of receipt by the Corporation of the Election Notice for a new director in respect of which the Participant elects to receive Units.

         4.2 The election of a Participant (who has not filed a Termination Notice in respect of such election) to participate in the DSUP shall be effective for the fiscal year or balance thereof in respect of which it is made and shall be deemed to apply to all fiscal years of the Corporation subsequent to the filing of the Election Notice until and unless a Termination Notice is filed per Section 4.3. If no Election Notice is made, and no prior election is deemed effective, the Participant shall be deemed to have elected to be paid 100% of the Portion in Units.

         4.3 Each Participant is entitled, at any time, to terminate such Participant's future participation in the DSUP by filing with the Secretary of the Corporation a notice of termination in the form of Schedule B hereto (the "TERMINATION NOTICE"). A Participant who has filed a Termination Notice may elect to participate again in the DSUP in respect of any period following the filing of such Termination Notice by filing an Election Notice in accordance with Section 4.1, and so on.

5.       GRANT OF UNITS

         5.1 Participants will be credited for each fiscal year of the Corporation, a number of Units determined on the basis of the amount of Deferred Remuneration payable to such Director in respect of such fiscal year, divided by the Value of a Unit.

         5.2 Participants to whose accounts Units stand credited will be credited with additional Units whenever cash dividends are paid on Shares.

         5.3 In the event of a stock dividend, stock split, combination or exchange of shares, merger, consolidation, spin-off or other distribution (other than normal cash dividends) of the Corporation's assets to shareholders, or any other change affecting the Shares, including the conversion thereof into shares of another entity upon an amalgamation or reorganization of the Corporation, such proportionate adjustments, if any, as the Board in its discretion may deem appropriate to reflect such change, will be made with respect to the number of Units outstanding under the DSUP.

6.       REDEMPTION OF UNITS

         6.1 Subject to the limitations contained in sections 6.2 to 6.4, Units will be redeemable and the value thereof payable after the Termination Date of a Participant.

         6.2 In the case where a Participant ceases to act as a Director, the Participant (or in the case of death, the beneficiary of the Units) may, after the Termination Date, subject to section 6.3, cause the Corporation to redeem the Units by filing a notice of redemption in the form of Schedule C hereto (the "REDEMPTION NOTICE") with the Corporation's Secretary specifying the redemption date, which shall be at least five Business Days following the date on which the Redemption Notice is filed with the Corporation, but no later than December 15 of the first calendar year commencing after the year of the Termination Date (the "REDEMPTION DATE").

                  Within ten Business Days after the Redemption Date but no later than December 31 of the first calendar year commencing after the year of the Termination Date (the "PAYMENT DATE"), the Participant shall receive, at the discretion of the Corporation, in satisfaction of the number of Units credited to his or her account on such date, any of the following:

                  (a) a number of Shares purchased on the open market by the Broker having a Value of the Units, net of any applicable withholdings, equal to the Value of a Unit on the Redemption Date multiplied by the number of Units credited to his or her notional account on the Payment Date, in accordance with the terms of Section 7 hereof,

                  (b) a number of Shares issued by the Corporation equal to the number of Units credited to his or her notional account on the Payment Date,

                  (c)      any combination of clauses (a) and (b).


                  The Corporation will pay all brokerage commissions arising in connection with the purchase of Shares by the Broker on the open market and. A Participant shall not be entitled to require payment of any amount on account of Units credited to such Participant's account prior to his or her Termination Date nor later than the last business day in December of the first calendar year commencing after the Termination Date.

         6.3 If the Participant or his/her beneficiary or legal representative, as the case may be, fails to file a Redemption Notice with the Corporation before the Deadline, the Participant or his/her beneficiary or legal representative, shall be deemed to have filed on the Deadline a Redemption Notice with the Corporation for such Participant's Units specifying December 15 of such year as the Redemption Date.

         6.4 If a Participant dies after ceasing to act as a Director, but before filing a Redemption Notice with the Corporation, sections 6.2 and 6.3 shall apply with such modifications as the circumstances require.

         6.5 A Redemption Notice shall apply to all Units held by the Participant or his/her beneficiary or legal representative, as the case may be, at the time it is filed.

7.       PURCHASE OF SHARES ON THE OPEN MARKET

         7.1 Purchase of Shares pursuant to Section 6 hereof shall be made on the open market by a broker independent from the Corporation and who is a member of The Toronto Stock Exchange or NASDAQ National Market or if the Shares are no longer listed or traded on The Toronto Stock Exchange or NASDAQ National Market or both, then of such other stock exchange or quotation service as the Board may determine constitutes the principal market for the Shares (the "BROKER"). Any such designation may be changed from time to time. Upon designation of a broker or at any time thereafter, the Corporation may elect to provide the Broker with a letter of agreement to be executed by the Broker and entered into with the Participant and to which the Corporation would also be a party, setting forth, inter alia, (i) the Broker's concurrence to being so designated, to acting for the Participant's account in accordance with customary usage of the trade with a view to obtaining the best share price for the Participant and to delivering to the Participant or his or her representative the share certificate for the Shares purchased upon payment by the Corporation of the purchase price and the related reasonable brokerage commissions, and
                  (ii) the Corporation's agreement to notify the Broker of the number of Shares to be purchased and to pay the purchase price and the related reasonable brokerage commissions, provided however that no terms of such letter agreement shall have the effect of making the Broker or deeming the broker to be an affiliate of (or not independent from) the Corporation for purposes of any applicable corporate, securities or stock exchange requirement.

         7.2 Prior to 11:00 a.m. (Montreal time) on the Payment Date, the Corporation shall notify the Broker as to the number of Shares to be purchased by the Broker on behalf of the Participant on the open market. As soon as practicable thereafter, the Broker shall purchase on the open market the number of Shares which the Corporation has requested the Broker to purchase and shall notify the Participant and the Corporation of (a) the aggregate purchase price ("AGGREGATE PURCHASE PRICE") of the Shares, (b) the purchase price per Share or, if the Shares were purchased at different prices, the average purchase price (computed on a weighted average basis) per Share, (c) the amount of any related reasonable brokerage commissions and (d) the settlement date for the purchase of the Shares. On the settlement date, upon payment of the Aggregate Purchase Price and related reasonable commissions by the Corporation, the Broker shall deliver to the Participant or to his or her representative the certificate representing the Shares. No settlement date shall be after the last business day in December of the first calendar year commencing after the Termination Date.

         7.3 The Units, that may be delivered under this DSUP, have not been registered under the U.S. Securities Act of 1933, as amended, as of the effective date of this DSUP and the Corporation has no obligation to register such units.

8.       SHARES SUBJECT TO THIS DEFERRED SHARE UNIT PLAN

         8.1 The total number of Shares that may be issued under this DSUP shall not exceed 6,306,153 Shares of the Corporation, including such Shares that may be issued under the Long Term Incentive Plan of the Corporation, subject to the adjustment under Section 9, and no Participant shall hold in total Options, RSUs and Units which may be redeemed for more than 5% of the number of Shares issued and outstanding from time to time.

                  For greater clarity, the issuance of Shares under this DSUP shall be subject to the following:

                  (i) the number of Shares reserved for issuance pursuant to Options, RSUs and Units granted to insiders of the Corporation shall not exceed 10% of the total issued and outstanding Shares;

                  (ii) the issuance to insiders, within a one-year period, of a number of Options, RSUs and Units shall not exceed 10% of the total issued and outstanding Shares; and

                  (iii) the issuance to any one insider and such insider's associates, within a one-year period, of a number of Options, RSUs and Units shall not exceed 5% of the total issued and outstanding Shares.

9.       ADJUSTMENTS AND REORGANIZATIONS

         9.1 In the event of any change in the number of outstanding Shares of the Corporation by reason of any stock dividend, stock split, recapitalization, merger, consolidation, combination or exchange of Shares or other similar change, subject to the prior approval of the competent regulatory authorities, an equitable adjustment shall be made by the Board in the maximum number or kind of Shares issuable under this DSUP. Such adjustment will be definitive and mandatory for the purposes of this DSUP.

10.      AMENDMENT OR TERMINATION OF THE DSUP

         10.1 The DSUP may be amended or terminated (including without limitation to suspend or limit the right of a Participant to elect to participate in the DSUP) at any time and from time to time by the Board, provided that any such amendment or termination does not in any way infringe upon any rights of Participants in respect of Units previously credited to the account of Participants.

11.      GENERAL

         11.1 The DSUP will be administered by the Board or, if determined by the Board, by a committee of the Board, and all costs related to the implementation and administration of the DSUP will be paid by the Corporation.

         11.2 A Participant may not sell, assign or otherwise dispose of Units or any rights in respect thereof, except by will or other testamentary document or according to the laws respecting the devolution and allotment of estates.

         11.3 Unless otherwise determined by the Board, no funds will be set aside to guarantee the payment of the Units and future payment of Units will remain an unfunded liability recorded on the books of the Corporation.

         11.4     This Plan will be effective as of January 12, 2005.

                                   SCHEDULE A


                                 Election Notice

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.

       DEFERRED SHARE UNIT PLAN FOR THE MEMBERS OF THE BOARD OF DIRECTORS
                 (THE "DEFERRED SHARE UNIT PLAN" OR THE "PLAN")

--------------------------------------------------------------------------------
NOTE: ALL CAPITALIZED TERMS NOT OTHERWISE DEFINED HEREIN SHALL HAVE THE MEANING ASCRIBED THERETO IN THE DEFERRED SHARE UNIT PLAN.
--------------------------------------------------------------------------------


PLEASE TICK THE APPROPRIATE BOX AND COMPLETE AS APPROPRIATE:

[_] I hereby elect to participate in the Corporation's Deferred Share Unit Plan and my elected percentage is %.

[_] I hereby elect not to participate in the Corporation's Deferred Share Unit Plan.


I CONFIRM THAT:

I have received and reviewed a copy of the Deferred Share Unit Plan and agree to be bound by it. I understand that I will not be able to cause the Corporation to redeem Units until I cease to act as a Director.

I recognize that, when Units credited pursuant to this election are redeemed in accordance with the terms of the Deferred Share Unit Plan after I cease to be a Director, income tax and other withholdings will arise at that time. Upon redemption of Units, the Corporation will make the appropriate withholdings as required by law at that time. These may include deductions at source on account of federal and provincial income taxes, Canada Pension Plan, Quebec Pension Plan, Quebec Health Insurance Plan, etc. and, with respect to U.S. residents, on account of applicable federal, state and local taxes.

I will respect any applicable limitation imposed by the Corporation's insider trading policies and any applicable laws and regulations regarding insider trading.

THE FOREGOING INCLUDES A BRIEF OUTLINE OF CERTAIN KEY PROVISIONS OF THE DEFERRED SHARE UNIT PLAN. FOR MORE COMPLETE INFORMATION, REFERENCE SHOULD BE MADE TO THE TEXT OF THE DEFERRED SHARE UNIT PLAN.


__________________________              ________________________________________
Date                                          (Signature of Participant)


                                        ________________________________________
                                         (Name of Participant in Block Letters)

                                   SCHEDULE B


                               Termination Notice


                      EXFO ELECTRO-OPTICAL ENGINEERING INC.


       DEFERRED SHARE UNIT PLAN FOR THE MEMBERS OF THE BOARD OF DIRECTORS
                        (THE "DEFERRED SHARE UNIT PLAN")


--------------------------------------------------------------------------------
NOTE: ALL CAPITALIZED TERMS NOT OTHERWISE DEFINED HEREIN SHALL HAVE THE MEANING ASCRIBED THERETO IN THE DEFERRED SHARE UNIT PLAN.
--------------------------------------------------------------------------------


I hereby advise the Corporation that I wish to terminate my participation in the Deferred Share Unit Plan. I understand that my participation in the Deferred Share Unit Plan shall be terminated as of and from the first fiscal year of the Corporation following the filing of this Termination Notice. Any Units credited to my account shall remain in such account and will be redeemable only in accordance with the terms of the Deferred Share Unit Plan.



__________________________              ________________________________________
Date                                          (Signature of Participant)


                                        ________________________________________
                                         (Name of Participant in Block Letters)

                                   SCHEDULE C


                                Redemption Notice


                      EXFO ELECTRO-OPTICAL ENGINEERING INC.


       DEFERRED SHARE UNIT PLAN FOR THE MEMBERS OF THE BOARD OF DIRECTORS
                        (THE "DEFERRED SHARE UNIT PLAN")



--------------------------------------------------------------------------------
NOTE: ALL CAPITALIZED TERMS NOT OTHERWISE DEFINED HEREIN SHALL HAVE THE MEANING ASCRIBED THERETO IN THE DEFERRED SHARE UNIT PLAN.
--------------------------------------------------------------------------------


I hereby advise the Corporation that I wish the Corporation to redeem all the Units credited to my account under the Deferred Share Unit Plan on ______________ (INSERT REDEMPTION DATE, WHICH SHALL BE AT LEAST FIVE (5) BUSINESS DAYS FOLLOWING THE DATE ON WHICH SUCH REDEMPTION NOTICE IS FILED WITH THE CORPORATION but no later than December 15 of the first calendar year commencing after the year of the Termination Date).




__________________________              ________________________________________
Date                                          (Signature of Participant)


                                        ________________________________________
                                         (Name of Participant in Block Letters)

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.

                                   SCHEDULE C

--------------------------------------------------------------------------------------------------------------------------
TSX CORPORATE GOVERNANCE GUIDELINES                     COMMENTS
--------------------------------------------------------------------------------------------------------------------------
1.       Board should explicitly assume
         responsibility for stewardship of
         the Corporation specifically for:
--------------------------------------------------------------------------------------------------------------------------
    (a)  Adoption of a strategic planning               The Board provides guidance for the development of the
         process                                        strategic planning process and approves the process and the plan adopted by management annually. In addition, the Board carefully reviews the strategic plan and deals with strategic planning matters that arise during the year.
--------------------------------------------------------------------------------------------------------------------------
    (b)  Identification of principal risks,             The Board works with management to identify the Corporation's
         and implementing risk principal                risks and manages these risks through regular management
                                                        systems appraisal of management's practices on an ongoing
                                                        basis.
--------------------------------------------------------------------------------------------------------------------------
    (c)  Succession planning and monitoring             The Human Resources Committee is responsible for the
         senior management                              elaboration and implementation of a succession planning
                                                        process and its updates as required. The Human Resources
                                                        Committee is responsible to monitor and review the performance of the Chief Executive Officer and that of all other senior officers.
--------------------------------------------------------------------------------------------------------------------------
    (d)  Communications policy                          The Chief Financial Officer of the Corporation is responsible for communications between Management and the Corporation's current and potential shareholders and financial analysts. The
                                                        Board adopted and implemented Disclosure Guidelines to ensure consistency in the manner that communications with shareholders and the public are managed. The Audit Committee reviews press releases containing the quarterly results of the Corporation prior to release. In addition, all material press releases of the Corporation are reviewed by the President and Chief
                                                        Executive Officer and internal legal counsel. The Disclosure
                                                        Guidelines have been established in accordance with the
                                                        relevant disclosure requirements under applicable Canadian and
                                                        United States securities laws.
--------------------------------------------------------------------------------------------------------------------------
    (e)  Integrity of internal control and              The Audit Committee has the responsibility to review the
         management information systems                 Corporation's systems of internal controls regarding finance, accounting, legal compliance and ethical behaviour. The Audit
                                                        Committee meets with the Corporation's external auditors on a quarterly basis.
--------------------------------------------------------------------------------------------------------------------------
2.       Majority of Directors should be                The Board presently consists of six Directors, five of which
         "unrelated" (independent of management         are unrelated Directors within the meaning of the Guidelines.
         and free from conflicting interest)            The Chairman of the Board, Mr. Germain Lamonde is a significant shareholder in the Corporation as he has the ability to
                                                        exercise a majority of the votes for the election of the Board of Directors. The Board believes that the current majority of unrelated Directors provides appropriate independent
                                                        representation for the public shareholders of the Corporation.
--------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------
TSX CORPORATE GOVERNANCE GUIDELINES                     COMMENTS
--------------------------------------------------------------------------------------------------------------------------
3.       Disclosure for each Director whether           Mr. Germain Lamonde - Related - is President and Chief
         he or she is related, and how that             Executive Officer of the Corporation.
         conclusion was reached

                                                        For the remainder of the proposed Directors, none of them or their associates have any interest or any business or other relationship which could, or could reasonably be perceived to, materially interfere with the Director's ability to act with a view to the best interests of the Corporation, other than
                                                        interests arising from shareholding.

                                                        Mr. Pierre Marcouiller - Unrelated

                                                        Mr. Guy Marier - Unrelated

                                                        Mr. Andre Tremblay - Unrelated

                                                        Dr. David A. Thompson - Unrelated

                                                        Mr. Michael Unger - Unrelated
--------------------------------------------------------------------------------------------------------------------------
4.  (a)  Appoint a committee responsible                At the present time, the Corporation has no formal procedures
         for appointment/assessment of                  in place for recruiting new Directors. While there is no
         Directors                                      formal process for assessing Directors on an ongoing basis, the Directors meet on an ongoing basis to discuss the future governance requirements and to take necessary actions to meet those requirements.
--------------------------------------------------------------------------------------------------------------------------
    (b)  Composed exclusively of non-
         management directors, the majority
         of whom are unrelated
--------------------------------------------------------------------------------------------------------------------------
5.       Implement a process for assessing              The Board assumes direct responsibility for the monitoring of
         effectiveness of the Board, its                Board's corporate governance practices, the functioning of
         committees and directors                       the Board and the powers, mandates and performance of the
                                                        Committees. The Human Resources Committee, composed solely of unrelated Directors, initiates a self-evaluation of the Board's performance on an annual basis.
--------------------------------------------------------------------------------------------------------------------------
6.       Provide orientation and education              Presentations and reports relating to the Corporation's
         programs for new directors                     business and affairs are provided to new Directors. In
                                                        addition, new Board members meet with senior management of the Corporation to review the business and affairs of the
                                                        Corporation.
--------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------
TSX CORPORATE GOVERNANCE GUIDELINES                     COMMENTS
--------------------------------------------------------------------------------------------------------------------------
7.       Consider reducing size of                      The Board is presently composed of six members. The Board
         board, with a view to improving                considers that this is close to the optimum number of
         effectiveness                                  Directors required to provide the flexibility to respond
                                                        quickly to corporate opportunities and challenges as they
                                                        arise, while also providing increased resources and improved succession planning. The Board as currently constituted brings together a mix of experience and backgrounds that the Board considers appropriate for the stewardship of the Corporation, and these factors will continue to be considered in the
                                                        nomination process of new directors.
--------------------------------------------------------------------------------------------------------------------------
8.       Review compensation of                         The Human Resources Committee reviews periodically
         directors in light of risks                    compensation policies in light of market conditions, industry
         and responsibilities                           practice and level of responsibilities. Only non-related
                                                        directors are compensated for acting as a director of the
                                                        Corporation.
--------------------------------------------------------------------------------------------------------------------------
9.  (a)  Committees should generally be                 The Board has two committees: the Audit Committee and the
         composed of non-management                     Human Resources Committee. Each of the members of the Audit
         directors                                      Committee and Human Resources Committee are non-management.

    (b)  Majority of committee members should           The Audit Committee consists of four members, and the Human
         be unrelated                                   Resources Committee consists of five members, all of who are unrelated Directors.
--------------------------------------------------------------------------------------------------------------------------
10.      Appoint a committee                            The Board assumes direct responsibility for the monitoring of
         responsible for approach to                    the Board's corporate governance practices, the functioning
         corporate governance issues                    of the Board and the powers, mandates and performance of the committees. These responsibilities were previously assumed by the Human Resources Committee.
--------------------------------------------------------------------------------------------------------------------------
11. (a)  Define limits to management's
         responsibilities by developing
         mandates for:
--------------------------------------------------------------------------------------------------------------------------
         (i)   the board                                There is no specific mandate for the Board,  however the Board
                                                        of  Directors  is,  by  law,   responsible  for  managing  the
                                                        business and affairs of the Corporation.  Any  responsibility, which is not delegated to senior  management or to a committee of the Board remains the responsibility of the Board.
--------------------------------------------------------------------------------------------------------------------------
         (ii)  the CEO                                  The corporate objectives which the President and Chief
                                                        Executive Officer is responsible for meeting, with the rest of management placed under his supervision, are determined by the strategic objectives and budget as they are presented
                                                        each year to the Board of Directors.
--------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------
TSX CORPORATE GOVERNANCE GUIDELINES                     COMMENTS
--------------------------------------------------------------------------------------------------------------------------
    (b)  Board should approve CEO's corporate           The Board, in conjunction with Management, develops and
         objectives                                     reviews the corporate objectives of the Corporation annually which, in turn, are expected to be implemented by the CEO.
                                                        In addition, individual objectives for the CEO and the rest of management are submitted to the Board for approval
                                                        annually.
--------------------------------------------------------------------------------------------------------------------------
12.      Establish structures and the                   During the financial year ended August 31, 2002, the Board of
         procedures to enable the Board                 Directors designated Mr. Michael Unger to act as independent to function independently of "lead director". A minimum of two meetings annually will be management held by the independent, unrelated directors without management, and any independent, unrelated director may request additional meetings at any
                                                        time.
--------------------------------------------------------------------------------------------------------------------------
13. (a)  Establish an audit committee                   The Audit Committee is mandated to monitor audit functions,
         with a specifically defined                    the preparation of financial statements, review press
         mandate                                        releases on financial results, review other regulatory
                                                        documents as required, and meet with outside auditors
                                                        independently of Management. The Committee also recommends the selection of the external auditors for appointment
                                                        by the shareholders.

                                                        The aggregate fees billed for professional services rendered by PricewaterhouseCoopers for the audit of the Corporation's consolidated annual financial statements for the financial year ended August 31, 2004 were approximately US$ 189,000.
                                                        The aggregate fees billed for services rendered by PWC,
                                                        other than services covered for auditing services above, for the financial year ended August 31, 2004 were approximately
                                                        US$301,000 which related, for the most part, to tax planning matters. No fees were billed by PWC for professional
                                                        services related to financial information systems design and implementation.
--------------------------------------------------------------------------------------------------------------------------
    (b)  All members should be non-management           All of the four members of the Audit Committee are
         directors                                      non-management Directors.
--------------------------------------------------------------------------------------------------------------------------
14.      Implement a system to enable                   The Corporation has a practice of permitting the Board, any
         individual directors to engage                 Committee thereof and any individual Director to engage
         outside advisors, at                           independent, external advisors at the Corporation's expense.
         Corporation's expense
--------------------------------------------------------------------------------------------------------------------------